Exhibit 2.1

EXECUTION COPY

STOCK PURCHASE AGREEMENT

dated as of January 30, 2012

among

ANGIODYNAMICS, INC.,

NM HOLDING COMPANY, INC.,

THE STOCKHOLDERS NAMED HEREIN,

solely with respect to, and as specified in, Sections 2.4 and 7.11(b)

THE OPTIONHOLDERS WHO EXECUTE JOINDER AGREEMENTS,

and

solely with respect to, and as specified in, Section 2.6 and Article XII

AVISTA CAPITAL PARTNERS GP, LLC,
IN ITS CAPACITY AS THE SELLERS’ REPRESENTATIVE

TABLE OF CONTENTS

Page

ARTICLE I

DEFINITIONS

Section 1.1	Definitions	1
Section 1.2	Other Capitalized Terms	12
Section 1.3	Interpretive Provisions	14

ARTICLE II

CALCULATION OF PURCHASE PRICE AND PAYMENT

Section 2.1	Purchase and Sale of the Shares	15
Section 2.2	Transactions to Be Effected at the Closing	17
Section 2.3	Purchase Price Adjustment	18
Section 2.4	Treatment of Options and Performance Awards	20
Section 2.5	Escrow Fund	20
Section 2.6	Relationship Among the Sellers	21

ARTICLE III

THE CLOSING

Section 3.1	Closing; Closing Date	24

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE SELLERS

Section 4.1	Organization	24
Section 4.2	Binding Obligations	24
Section 4.3	No Defaults or Conflicts	25
Section 4.4	No Governmental Authorization Required	25
Section 4.5	The Shares	25
Section 4.6	Litigation	26
Section 4.7	Investment Purpose	26
Section 4.8	Investment Experience	26
Section 4.9	Exclusivity of Representations	26

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EXHIBITS

Exhibit A	Form of Stockholders Agreement
Exhibit B	Form of Escrow Agreement
Exhibit C	Form of Joinder Agreement

SCHEDULES

Schedule 1.1(a)	Company Accounting Principles
Schedule 1.1(b)	Company Acquisition
Schedule 1.1(c)	Adjustment Amount Transaction Percentage
Schedule 1.1(d)	Knowledge of the Company
Schedule 1.1(e)	Knowledge of the Buyer
Schedule 1.1(f)	Company Permitted Liens
Schedule 1.1(g)	Buyer Events
Schedule 1.1(h)	Seller Transaction Expenses
Schedule 1.1(i)	Transaction Bonuses
Schedule 4.4	Seller Governmental Authorizations or Consents Required
Schedule 4.5(a)	Seller Ownership of Company
Schedule 4.5(b)	Seller Restrictions on Shares
Schedule 4.7	Sellers Not Accredited Investors
Schedule 5.2(a)	Company Capitalization
Schedule 5.2(b)	Company Options
Schedule 5.2(c)	Company and Company Subsidiary Restrictions on Shares
Schedule 5.3(a)	Company Subsidiaries
Schedule 5.3(b)	Company Subsidiaries Equity Securities
Schedule 5.5	Company Defaults or Conflicts
Schedule 5.6	Company Governmental Authorizations Required
Schedule 5.7(a)	Company Accounting Principles Exceptions
Schedule 5.7(c)	Company Accounting Claims
Schedule 5.7(d)	Company Off-Balance Sheet Arrangements
Schedule 5.8(b)	Company Certain Changes or Events
Schedule 5.9	Company Compliance with Laws
Schedule 5.10(a)	Company Contracts
Schedule 5.11	Company Litigation
Schedule 5.12	Company Permits
Schedule 5.13(c)	Company Regulatory Enforcement Actions
Schedule 5.13(e)	Company Clinical Trials
Schedule 5.13(g)	Company Recalls
Schedule 5.13(i)	Company Anti-Kickback Law Compliance
Schedule 5.14	Company Product Liability
Schedule 5.16	Company Affiliate Transactions
Schedule 5.17(a)	Company Customers
Schedule 5.17(b)	Company Suppliers
Schedule 5.18	Company Brokers
Schedule 5.20(a)(i)	Company Owned Real Property
Schedule 5.20(a)(ii)	Title to Company Owned Real Property

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Schedule 5.20(a)(iii)	Condition of Company Owned Real Property
Schedule 5.20(b)	Company Leased Real Property
Schedule 5.21(a)	Company Tax Return Exceptions
Schedule 5.21(b)	Company Tax Authority Claims
Schedule 5.21(c)	Company Tax Sharing Arrangements
Schedule 5.21(d)	Company Tax Return Filings
Schedule 5.22(a)	Company Benefit Plans
Schedule 5.22(b)	Qualification of Company Benefit Plans
Schedule 5.22(d)	Company Multiemployer Plans
Schedule 5.22(g)	Company Change in Control Payments
Schedule 5.24	Company Environmental Compliance
Schedule 5.25(a)	Company Intellectual Property Rights
Schedule 5.25(b)	Company Exceptions to Intellectual Property Rights
Schedule 5.25(d)	Company Violation of Intellectual Property Rights
Schedule 6.2(a)	Buyer Capitalization
Schedule 6.2(b)	Buyer Options
Schedule 6.2(c)	Buyer Restrictions on Shares
Schedule 6.4(a)	Buyer Defaults or Conflicts
Schedule 6.4(b)	Buyer Change in Control
Schedule 6.6(a)	Buyer SEC Reports
Schedule 6.8	Buyer Compliance with Laws
Schedule 6.9	Buyer Litigation
Schedule 6.15(a)	Buyer Regulatory Enforcement Actions
Schedule 6.15(b)(i)	Buyer Regulatory Approval Suspensions and Revocations
Schedule 6.15(b)(ii)	Buyer Regulatory Notices
Schedule 6.15(c)	Buyer Regulatory Compliance
Schedule 6.15(d)	Buyer FDCA Compliance
Schedule 6.15(e)	Buyer FDA Regulatory Actions
Schedule 6.15(f)	Buyer Trials and Testing
Schedule 6.15(g)	Buyer Anti-Kickback Law Compliance
Schedule 6.16(a)	Buyer Tax Return Exceptions
Schedule 6.16(b)	Buyer Tax Authority Claims
Schedule 6.16(c)	Buyer Tax Sharing Arrangements
Schedule 7.1	Company Conduct of Business

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STOCK PURCHASE AGREEMENT

This STOCK PURCHASE AGREEMENT is dated as of January 30, 2012 (this “Agreement”), by and among AngioDynamics, Inc., a Delaware corporation (the “Buyer”), NM Holding Company, Inc., a Delaware corporation (the “Company”), the stockholders of the Company who are, or will be before the Closing (as defined below), set forth on the signature pages hereto (each, a “Seller” and collectively, the “Sellers”), solely with respect to, and as specified in, Sections 2.4 and 7.11(b), the Optionholders who execute Joinder Agreements (as defined below) after the date hereof, solely with respect to, and as specified in, Section 2.6 and Article XII, Avista Capital Partners GP, LLC, in its capacity as the Sellers’ representative (the “Sellers’ Representative”).

R E C I T A L S

WHEREAS, the Company and the Company Subsidiaries are engaged in the design, development, manufacturing, marketing and sale of fluid management and vascular access products (the “Business”);

WHEREAS, the Sellers own all of the issued and outstanding shares of Common Stock, $.001 par value (the “Common Shares”) and shares of Series A Redeemable Preferred Stock, $.001 par value, of the Company (the “Preferred Shares” and together with the Common Shares, the “Shares”);

WHEREAS, the Sellers desire to sell the Shares to the Buyer, and the Buyer desires to purchase the Shares from the Sellers, upon the terms and subject to the conditions set forth in this Agreement; and

WHEREAS, in connection with the closing of the transactions contemplated by this Agreement, certain of the Sellers and the Buyer will enter into a Stockholders Agreement in the agreed form set forth as Exhibit A to this Agreement (the “Stockholders Agreement”).

NOW, THEREFORE, in consideration of the foregoing, the representations, warranties, covenants and agreements contained herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

ARTICLE I

DEFINITIONS

Section 1.1 Definitions.  The following terms, whenever used herein, shall have the following meanings for all purposes of this Agreement.

“Accounting Principles” means GAAP, together with the methods and practices specified on Schedule 1.1(a), applied on a consistent basis.

“Acquisitions” means the proposed acquisitions described on Schedule 1.1(b).

“Adjustment Amount Transaction Percentage” means, for each Seller, the percentage set forth next to such Seller’s name on Schedule 1.1(c) attached hereto, as Schedule 1.1(c) may be updated for any Optionholder who exercises an Option after the date hereof and prior to the Closing.

“Affiliate” means, as to any Person, any Person which directly or indirectly controls, is controlled by, or is under common control with such Person.  For purposes of this definition, “control” of a Person shall mean the power, direct or indirect, to direct or cause the direction of the management and policies of such Person whether by ownership of voting stock, by contract or otherwise.

“Affiliated Group” means any affiliated group as defined in Section 1504 of the Code or any consolidated, combined or unitary group under state, local or foreign Law with respect to which the Company or any Company Subsidiary is or has been a member.

“Bank” means General Electric Capital Corporation.

“Base Amount” shall have the meaning as set forth in the definition of Working Capital Overage.

“Benefit Plan” means any “employee benefit plan” as defined in ERISA Section 3(3), including any retirement plan or arrangement which is an employee pension benefit plan (as defined in ERISA Section 3(2)), employee welfare benefit plan (as defined in ERISA Section 3(1)) or deferred compensation, stock purchase, stock option, severance pay, employment, change in control, vacation pay, salary continuation/disability, sick leave, bonus or other incentive compensation, life insurance or other employee benefit plan, Contract, program, policy or other arrangement, whether funded or unfunded, written or oral, qualified or nonqualified, under which any present or former director or present or former employee, leased employee or former leased employee or independent contractor of the Company or the Company Subsidiary has any present or future right to benefits and that is sponsored or maintained by the Sellers, the Company or the Company Subsidiary.

“Business Day” means any day that is not a Saturday, Sunday or other day on which banking institutions in New York, New York are authorized or required by law or executive order to close.

“Buyer Material Adverse Effect” means any event, effect, occurrence, development, state of circumstances, change, fact or condition that is or would reasonably be expected to (i) prevent or materially delay the ability of the Buyer to consummate the transactions contemplated by this Agreement or (ii) be materially adverse to the results of operations, properties, assets, liabilities or financial condition of the Buyer and its Subsidiaries taken as a whole; provided that none of the following events, effects, occurrences, developments, states of circumstances, changes, facts or conditions shall be deemed, either alone or in combination, to constitute a Buyer Material Adverse Effect, or be taken into account in determining whether there has been or will be a Buyer Material Adverse Effect:  (i) changes in general economic conditions affecting the United States or the industry in which the Buyer and its Subsidiaries operate that do not disproportionately affect the Buyer relative to other businesses in the industries in which the Buyer operates; (ii) any outbreak or escalation of hostilities, acts of terrorism, political instability or other national or international calamity, crisis or emergency, or any governmental or other response to any of the foregoing, in each case whether or not involving the United States; (iii) changes in GAAP or Laws; (iv) any failure by the Buyer to meet any published industry analyst projections or forecasts or estimates of revenues or earnings for any period ending on or after the date of this Agreement (it being understood and agreed that the facts and circumstances giving rise to such failure may be deemed to constitute, and may be taken into account in determining whether there has been, a Buyer Material Adverse Effect); (v) any change in the price or trading volume of the Buyer Common Stock on NASDAQ (it being understood and agreed that the facts and circumstances giving rise to such change may be deemed to constitute, and may be taken into account in determining whether there has been, a Buyer Material Adverse Effect); (vi) the announcement of the execution of this Agreement or announcement or pendency of the transactions contemplated hereby, or the disclosure of the fact that the Company is the potential target of the Buyer; (vii) actions taken by the Sellers, the Company or any Company Subsidiary; (viii) actions taken or omissions by the Buyer or any of its Subsidiaries taken or omitted at the request of a Seller or the Company; (ix) effects resulting from compliance with the terms and conditions of, or the taking of any action required by, this Agreement by the Buyer or any of its Subsidiaries; and (x) any events, effects, occurrences, developments, states of circumstances, changes, facts or conditions set forth on Schedule 1.1(g) or reasonably related thereto.

“Buyer SEC Reports” means all reports, schedules, forms, and exhibits required to be filed by the Buyer with the SEC pursuant to the reporting requirements of the Exchange Act and all exhibits included therein and financial statements and schedules thereto, in each case to the extent required to be filed since May 31, 2010.

“Buyer Stock Consideration Amount” means an amount equal to $137,454,301.50.

“Buyer Stock Shares” means nine million four hundred seventy nine thousand six hundred seven (9,479,607) shares of Buyer Common Stock; provided, that in the event of any dividend or distribution, stock split, reverse stock split, stock dividend, reorganization, reclassification, merger, combination, recapitalization, or other like change with respect to or affecting shares of Buyer Common Stock (or in respect of which a record date or effective date, as applicable, has been declared and passed but such transaction has not been consummated) prior to the Closing which affects the number of outstanding shares of Buyer Common Stock, such number of shares of Buyer Common Stock shall be equitably adjusted (subject, in the case of any adjustment based upon a record date or effective date having been declared or passed but such transaction having not been consummated prior to the Closing, to the consummation of the transactions contemplated thereby following the Closing) to the extent necessary to provide the parties the same economic effect as contemplated by this Agreement prior to such transaction or declaration.

“Certificate of Designations” means Article 4 of the Company’s Amended and Restated Certificate of Incorporation, which sets forth the powers, designations, preferences and rights of the Series A Redeemable Preferred Stock, $.001 par value.

“Closing Working Capital” means the Working Capital as of the close of business in New York, New York on the day immediately prior to the Closing Date.

“Code” means the Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder.

“Company Shareholders Agreement” means the Amended and Restated Shareholders Agreement, dated as of November 1, 2010, by and among the Company, Avista Capital Partners, LP, Avista Capital Partners (Offshore), LP, Navilyst Medical Co-Invest, LLC and certain management shareholders named therein.

“Confidential Information” means any and all information concerning or related to the Company or any Company Subsidiary, including any and all confidential or proprietary business information, Intellectual Property Rights, know-how, research and development information, plans, proposals, technical data, copyright works, financial, marketing and business data, pricing and cost information, business and marketing plans and customer and supplier lists; provided, however, that, with respect to any Person bound by the provisions of Section 7.10(b), Confidential Information shall not include any of the foregoing to the extent that it (a) is or becomes generally available to the public other than as a result of a disclosure by such Person or its Affiliates or Representatives or (b) becomes available to such Person on a nonconfidential basis from another Person who is not otherwise bound by a confidentiality agreement with the Company or any Company Subsidiary.

“Contract” means any agreement, contract, lease, license, obligation, promise or undertaking (whether written or oral and whether express or implied) that is or is intended to be legally binding.

“Covered Tax Return” means any Tax Return required to be filed by or on behalf of the Company or any Company Subsidiary for a taxable period ending on or before the Closing Date or for a Straddle Period (as defined below).

“Credit Agreement” means, collectively, (i) the First Lien Credit Agreement, dated as of February 14, 2008, by and among the Company, as borrower, Navilyst Medical Holdings, Inc. (f/k/a NAMIC / VA Holdings, Inc.), as guarantor, the First Lien Lenders (as defined therein), the L/C Issuers (as defined therein) and General Electric Capital Corporation, as First Lien Administrative Agent (as defined therein), as amended, restated, supplemented or otherwise modified from time to time and (ii) the Second Lien Credit Agreement, dated as of February 14, 2008, by and among the Company, as borrower, Navilyst Medical Holdings, Inc. (f/k/a NAMIC / VA Holdings, Inc.), as guarantor, the Second Lien Lenders (as defined therein) and General Electric Capital Corporation, as Second Lien Administrative Agent (as defined therein), as amended, restated, supplemented or otherwise modified from time to time.

“Credit Agreement Payoff Amount” means the aggregate amount of (a) outstanding principal and accrued but unpaid interest, fees and all other amounts payable (including any prepayment penalties) as of the close of business in New York, New York on the Closing Date in respect of the Credit Agreement (such amount specified in this clause (a), the “Credit Agreement Outstanding Payoff Amount”) minus (b) the aggregate amount of all cash and cash equivalents, as defined by and determined in accordance with GAAP, of the Company and the Company Subsidiaries as of immediately prior to the Closing and the consummation of the transactions contemplated by this Agreement (calculated, for the avoidance of doubt, without giving effect to any actions that the Buyer takes, or causes to be taken, with respect to the Company and its Subsidiaries, from and after the Closing).

“Current Assets” means, as of any date, the current assets of the Company and each Company Subsidiary on a consolidated basis, as determined in accordance with the Accounting Principles, excluding (i) cash and cash equivalents, (ii) any Tax assets and (iii) to the extent mutually agreed prior to the Closing by the Buyer and the Sellers’ Representative, in each of their sole discretion, any assets arising out of the execution, delivery, performance or consummation of any of the Acquisitions.

“Current Liabilities” means, as of any date, the current liabilities of the Company and each Company Subsidiary on a consolidated basis, as determined in accordance with the Accounting Principles, and excluding (i) any Tax liabilities, (ii) Company indebtedness, (iii) accrued and unpaid dividends on the Preferred Shares and (iv) to the extent mutually agreed in writing prior to the Closing by the Buyer and the Sellers’ Representative, in each of their sole discretion, any liabilities arising out of the execution, delivery, performance or consummation of any of the Acquisitions.  Current Liabilities shall not include any amounts reflected in Indebtedness for borrowed money, the Credit Agreement Payoff Amount, the Management Fee, the Transaction Bonuses or Seller Transaction Expenses.

“Debt Financing Source” means each Person that, as of the time of determination, has committed to provide or otherwise entered into agreements in connection with the Financing and its Affiliates, including those party to the Commitment Letter and any joinder agreements, credit agreements, indentures (or other definitive documentation) relating thereto.

“DGCL” means the Delaware General Corporation Law, as amended.

“Disclosure Schedules” means, collectively, the Seller Disclosure Schedules and the Buyer Disclosure Schedules attached hereto.

“Encumbrance” means any and all liens, encumbrances, charges, mortgages, options, pledges, restrictions on transfer, security interests, hypothecations, easements, rights-of-way or encroachments of any nature whatsoever, whether voluntarily incurred or arising by operation of law, other than any such Encumbrances established by or through Buyer or any of its Affiliates.

“Environment” means soil, water, air, and biota including without limitation fill material, the land surface and subsurface, surface waters, groundwater, wetlands, drinking water and drinking water supplies or sources, outdoor and indoor air and any other natural resources including all biota, flora, or fauna or environmental features.

“Environmental Laws” means any applicable Laws relating to protection of the Environment or human health and safety, including without limitation such Laws related to management, investigation or remediation of Hazardous Materials.

“Equity Interests” shall mean, with respect to any Person, (i) any capital stock of a corporation, any partnership interest, any limited liability company interest or any other equity interest issued by such Person, as applicable; (ii) any security or right issued by such Person convertible into, exchangeable for, or evidencing the right to subscribe for, any such stock, equity interest or security referred to in clause (i); (iii) any stock appreciation right, contingent value right or similar security or right issued by such Person that is derivative of any such stock, equity interest or security referred to in clause (i) or (ii); and (iv) any Contract entered into by such Person to grant, issue, award, convey or sell any of the foregoing.

“Equity Plan” means the Company’s 2010 Equity Incentive Plan.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the regulations promulgated thereunder.

“Escrow Agent” means JPMorgan Chase Bank, National Association.

“Escrow Agreement” means the escrow agreement entered into among the Buyer, the Sellers and the Escrow Agent on the Closing Date, substantially in the form attached as Exhibit B hereto with such changes therein as are agreed by the Buyer and the Sellers’ Representative, on behalf of the Sellers, together with such other changes required by the Escrow Agent that are approved by the Buyer and the Sellers’ Representative (such approval not to be unreasonably withheld, conditioned or delayed).

“Escrow Amount” means $20,000,000.

“Escrow Fund” means the escrow fund established pursuant to the Escrow Agreement excluding any amounts earned thereon.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Excluded Taxes” means any (i) Taxes imposed on or payable by the Company or any Company Subsidiary with respect to any Pre-Closing Tax Period and the portion of any Straddle Period ending on the Closing Date, other than any Transfer Taxes or any Taxes resulting from, or attributable to, any action outside of the ordinary course of business that occurs on the Closing Date but after the Closing; (ii) Taxes payable by the Company or any Company Subsidiary under Treasury Regulation Section 1.1502-6(a) (or any predecessor or successor thereof or any corresponding or similar provision under state, local or foreign Law) as a result of membership in an Affiliated Group on or before the Closing Date; (iii) Taxes relating to the failure of any Seller or the Sellers’ Representative to perform any covenant contained in this Agreement relating to Taxes; (iv) 50% of all Transfer Taxes; and (v) legal and accounting fees and expenses attributable to any item in the foregoing clauses.

“Exercise Price” means the applicable exercise price payable to the Company by an Optionholder upon the exercise of each Option to purchase one Common Share pursuant to an Option Agreement.

“Final Determination” means (i) with respect to federal income Taxes, a “determination” as defined in Section 1313(a) of the Code or execution of an IRS Form 870-AD, and (ii) with respect to Taxes other than federal income Taxes, any final determination of Liability in respect of a Tax that, under applicable Law, is not subject to further appeal, review or modification through proceedings or otherwise, including the expiration of a statute of limitations or a period for the filing of claims for refunds, amended Tax Returns or appeals from adverse determinations.

“GAAP” means United States generally accepted accounting principles.

“Governmental Authority” means any governmental or quasi-governmental authority, body, department, commission, board, bureau, agency, division, court or other instrumentality, whether foreign or domestic, of any country, nation, republic, federation or similar entity or any state, county, parish or municipality, jurisdiction or other political subdivision thereof.

“Hazardous Material” means hazardous or toxic wastes or substances, pollutants, contaminants, petroleum and its derivatives, asbestos, radon, polychlorinated biphenyls, solid wastes and any other substance, waste, or material harmful to health or the Environment or regulated by or that can give rise to liability under any Environmental Laws.

“HSR Act” means the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

“Indebtedness” means, of any Person, without duplication, (i) indebtedness for borrowed money or indebtedness issued or incurred in substitution or exchange for indebtedness for borrowed money, (ii) indebtedness evidenced by any note, bond, debenture, mortgage or other debt instrument or debt security, (iii) obligations under any interest rate, currency or other currency hedging agreement, (iv) obligations under any performance bond or letter of credit, but only to the extent drawn or called prior to the Closing Date, (v) all capitalized lease obligations as determined under GAAP, (vi) all interest rate and currency swaps, caps, collars and similar agreements or hedging devices under which payments are obligated to be made by such Person, whether periodically or upon the happening of a contingency, (vii) guarantees with respect to any indebtedness of any other Person of a type described in clauses (i) through (vi) above, (viii) for clauses (i) through (vii) above, all accrued interest thereon, if any, and any termination fees, prepayment penalties, “breakage” cost or similar payments associated with the repayments of such Indebtedness on the Closing Date.  For the avoidance of doubt, Indebtedness shall not include any Indebtedness incurred by the Buyer and its Affiliates (and subsequently assumed by the Company or the Company Subsidiary) on the Closing Date or any principal amount of the Preferred Shares or any accrued and unpaid dividends thereon required to be treated as indebtedness pursuant to SFAS No. 150.  Indebtedness shall not include any amounts reflected in Working Capital, the Management Fee, the Transaction Bonuses or Seller Transaction Expenses.

“Indemnification Period” means the period commencing on the Closing Date and ending on July 15, 2013.

“Indemnitor” means any party hereto from which any Indemnitee is seeking indemnification pursuant to the provisions of this Agreement.

“IRS” means the United States Internal Revenue Service.

“Joinder Agreement” means a joinder agreement to this Agreement in the form attached as Exhibit C hereto.

“Knowledge” or any similar phrase means:  (a) with respect to the Company, the actual knowledge or awareness, after reasonable inquiry, of the individuals identified on Schedule 1.1(d); and (b) with respect to the Buyer, the actual knowledge or awareness, after reasonable inquiry, of the individuals identified on Schedule 1.1(e).

“Laws” means any domestic or foreign laws, statutes, ordinances, rules, regulations, standards, binding guidelines, codes or executive orders enacted, issued, adopted, promulgated or applied by any Governmental Authority.

“Liabilities” means any and all debts, liabilities, judgments, settlements, commitments and obligations of any kind, whether fixed, contingent or absolute, matured or unmatured, liquidated or unliquidated, accrued or not accrued, asserted or not asserted, known or unknown, determined, determinable or otherwise, whenever or however arising (including, whether arising out of any contract or tort based on negligence or strict liability) and whether or not the same would be required by GAAP to be reflected in financial statements or disclosed in the notes thereto.

“Management Agreement” means the Advisory Services and Monitoring Agreement, dated as of February 14, 2008, by and among Navilyst Medical, Inc. (f/k/a NAMIC / VA, Inc.), Avista Capital Partners, LP and Avista Capital Partners (Offshore), LP.

“Management Fee” means, as of the Closing Date, all outstanding management fees and other fees (including any termination fees), costs and expenses to which the parties to the Management Agreement are entitled to receive thereunder.

“Material Adverse Effect” means any event, effect, occurrence, development, state of circumstances, change, fact or condition that is or would reasonably be expected to (i) prevent or materially delay the ability of the Company to consummate the transactions contemplated by this Agreement or (ii) be materially adverse to the results of operations, properties, assets, liabilities or financial condition of the Company and the Company Subsidiaries taken as a whole; provided that none of the following events, effects, occurrences, developments, states of circumstances, changes, facts or conditions shall be deemed, either alone or in combination, to constitute a Material Adverse Effect, or be taken into account in determining whether there has been or will be a Material Adverse Effect:  (i) changes in general economic conditions affecting the United States or the industry in which the Company and the Company Subsidiaries operate that do not disproportionately affect the Company and the Company Subsidiaries (taken as a whole) relative to other businesses in the industries in which the Company and the Company Subsidiaries operate, (ii)  any outbreak or escalation of hostilities, acts of terrorism, political instability or other national or international calamity, crisis or emergency, or any governmental or other response to any of the foregoing, in each case whether or not involving the United States, (iii)  changes in GAAP or Laws, (iv) any failure by the Company or any Company Subsidiary to meet any expected or projected financial or operating performance target for any period ending on or after the date of this Agreement (it being understood and agreed that the facts and circumstances giving rise to any such failure may be deemed to constitute, and may be taken into account in determining whether there has been, a Material Adverse Effect), (v)  the announcement of the execution of this Agreement or announcement or pendency of the transactions contemplated hereby, or the disclosure of the fact that Buyer is the prospective acquirer of the Company, (vi) actions taken or omissions by Buyer or any of its Affiliates, (vii) actions taken or omissions by the Company or any Company Subsidiary taken or omitted at the request of Buyer and (viii) compliance with the terms and conditions of, or the taking of any action required by, this Agreement by the Sellers, the Company or any Company Subsidiary.

“Multiemployer Plan” has the meaning set forth in Section 3(37)(A) and 4001(a)(3) of ERISA and Section 414(f) of the Code.

“NASDAQ” means the Nasdaq Global Select Stock Market.

“Option” shall have the meaning as set forth in the definition of Option Agreements.

“Option Agreements” means each of those certain Option Contracts between the Company and each of the Optionholders listed on Schedule 5.2(b) (the “Optionholders”), setting forth the terms of such Optionholder’s right to purchase Common Shares (each such right an, “Option”), including the Exercise Price thereof.

“Optionholders” shall have the meaning as set forth in the definition of Option Agreements.

“Permitted Encumbrances” means, (i) Encumbrances specifically reflected or reserved against, or otherwise specifically disclosed, in the Financial Statements, (ii) Encumbrances for Taxes, assessments and other government charges not yet due and payable, or the amount or validity of which is being contested in good faith by appropriate proceedings diligently conducted, (iii) mechanics’, workmens’, repairmens’, warehousemens’, carriers’ or similar common law or statutory Encumbrances arising or incurred in the ordinary course of business of the Company and the Company Subsidiaries, (iv) in respect of the Real Property:  (A) covenants, conditions, restrictions easements, rights-of-way, servitudes, permits, licenses, surface leases, ground leases to utilities, municipal agreements, railway siding agreements and other similar rights of record, (B) easements for streets, alleys, highways, telephone lines, gas pipelines, power lines, railways and other non-monetary exceptions to title of record on, over or in respect of Real Property, (C) zoning, entitlement, building and other land use regulations imposed by Governmental Authorities having jurisdiction over any Real Property and (D) liens in favor of the lessors under the Leases, or encumbering the interests of the lessors under the Leases in the Leased Real Property, (v) restrictions on resale under state or federal securities laws, (vi) Encumbrances permitted pursuant to the definition of “Permitted Lien” in the Credit Agreement and (vii) liens and other matters described or referenced in Schedule 1.1(f).

“Person” means any individual, corporation (including any not for profit corporation), general or limited partnership, limited liability partnership, joint venture, estate, trust, firm, company (including any limited liability company or joint stock company), association, organization, entity or Governmental Authority.

“Post-Closing Tax Period” means any taxable period (or the portion of any Straddle Period) beginning after the Closing Date.

“Pre-Closing Tax Period” means any taxable period (or the portion of any Straddle Period) ending on or before the Closing Date.

“Preferred Stock Consideration” shall be an amount equal to the product of (x) the number of Preferred Shares issued and outstanding on the Closing Date and (y) the sum of the Series A Redeemable Liquidation Preference (as defined in the Certificate of Designations) plus all accrued and unpaid dividends on the Preferred Shares as of Closing.

“Real Property” means the Owned Real Property and the Leased Real Property.

“Representative” shall mean, with respect to any party hereto, such party or any of its Subsidiaries’ respective directors, officers, employees, investment bankers, financing sources, financial advisors, attorneys, accountants or other advisors, agents and/or representatives.

“Sarbanes-Oxley Act” shall mean the Sarbanes-Oxley Act of 2002.

“SEC” means the Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Seller Transaction Expenses” means the aggregate amount of any legal, accounting, broker’s, investment banker, and other fees and expenses that are incurred by the Sellers or the Company prior to the Closing and are outstanding as of the Closing, in connection with the execution of this Agreement and the consummation of the transactions contemplated hereby; provided, that for purposes of calculating the Closing Date Common Stock Cash Consideration under Section 2.1(c) (but not for purposes of making the payments contemplated by Section 2.2(h)), the Seller Transaction Expenses will exclude fifty percent (50%) of the Seller Transaction Expenses that are set forth on Schedule 1.1(h), up to a maximum exclusion of $125,000 (in respect of $250,000 of such Seller Transaction Expenses).

“Sellers’ Representative Expenses Amount” means $500,000.

“Specified Representations” means the representations and warranties set forth in Sections 4.1 (Organization), 4.2 (Binding Obligations), 4.5 (The Shares), 5.1 (Organization and Qualification), 5.2 (Capitalization of the Company), 5.3 (Subsidiaries), 5.4 (Binding Obligation), 5.18 (Brokers), 6.1 (Organization), 6.2 (Capitalization), 6.3 (Binding Obligation) and 6.10 (Brokers).

“Straddle Period” means any taxable period that includes (but does not end on) the Closing Date.

“Subsidiary” means, of a specified Person, any corporation, partnership, limited liability company, limited liability partnership, joint venture, or other legal entity of which the specified Person (either alone and/or through and/or together with any other Subsidiary):  (i) owns, directly or indirectly, at least 50% of the Equity Interests the holders of which are generally entitled to vote for the election of the board of directors or other governing body, of such legal entity or (ii) of which the specified Person controls the management.

“Tax” or “Taxes” means all (i) federal, state, local and foreign taxes, assessments, charges, duties, fees, levies or other similar amounts of any kind whatsoever, including all income, franchise, profits, capital gains, capital stock, transfer, sales, use, occupation, property, excise, escheat, severance, windfall profits, stamp, stamp duty reserve, license, payroll, withholding, ad valorem, value added, alternative minimum, environmental, customs, social security (or similar), unemployment, sick pay, disability, registration and other taxes, assessments, charges, duties, fees, levies or other similar amounts, whether disputed or not, together with all estimated taxes, deficiency assessments, additions to tax, penalties and interest with respect thereto; (ii) transferee or other secondary Liability for the payment of any amount of a type described in clause (i) above; and (iii) Liability for the payment of any amount of a type described in clause (i) or clause (ii) above as a result of any contractual or other obligation to indemnify or otherwise assume or succeed to the Liability of any other Person.

“Tax Return” means any return (including estimated returns), declaration, report, claim for refund, information return or other statement relating to Taxes, including any schedule or attachment thereto and any amendment thereof.

“Taxing Authority” means any Governmental Authority exercising any authority to impose, regulate or administer the imposition of Taxes.

“Third Party Claim” means any claim or demand for which an Indemnitor may be liable to an Indemnitee hereunder which is asserted by a third party.

“Transaction Bonuses” means all amounts payable pursuant to certain transaction bonus arrangements, to be entered into by the Company or a Company Subsidiary between the date hereof and the Closing Date, as further described on Schedule 1.1(i).

“Transfer Taxes” means any federal, state, county, local, foreign and other sales, use, transfer, conveyance, documentary transfer, recording or other similar Taxes imposed with respect to the transactions contemplated by this Agreement.

“Working Capital” means, at any date, all Current Assets minus all Current Liabilities as of such date.  Working Capital shall not include any amounts reflected in Indebtedness for borrowed money, the Credit Agreement Payoff Amount, the Management Fee, the Transaction Bonuses or Seller Transaction Expenses.

“Working Capital Overage” shall exist when (and shall be equal to the amount by which) the Working Capital Estimate exceeds $30,000,000 (the “Base Amount”).

“Working Capital Underage” shall exist when (and shall be equal to the amount by which) the Base Amount exceeds the Working Capital Estimate.

Section 1.2  Other Capitalized Terms.  The following terms shall have the meanings specified in the indicated section of this Agreement:
Term	Section
2011 Audited Financial Statements	5.7(a)
Accounting Firm	2.3(d)
Action	6.9
Acquisition Proposal	7.8(b)
Agreement	Preamble
Antitrust Law	7.3(b)
Audited Financial Statements	5.7(a)
Business	Recitals
Buyer	Preamble
Buyer Common Stock	2.1(c)
Buyer Expenses	9.2(c)
Buyer Financial Statements	6.6(a)
Buyer Indemnitee	10.2(a)
Buyer Objection	11.1(b)
Buyer Stockholder Approval	6.3
Buyer Termination Fee	9.2(a)
Buyer Triggering Action	7.12(c)
Cap	10.3(a)
Claims Notice	10.4(b)
Closing	3.1
Closing Date	3.1
Closing Date Common Stock Cash Consideration	2.1(c)
Commitment Letter	6.11
Common Shares	Recitals
Company	Preamble
Company Benefit Plans	5.23(a)
Company Representations	10.1
Company Subsidiary	5.3
Competing Business	7.10(b)
Confidentiality Agreement	7.2(b)
Cut-Off Date	10.1
Deductible Amount	10.3(b)
DOJ	7.3(b)
EC	7.3(b)
Employees	5.24(a)
Financial Covenant Conditions	7.15(c)
FASB	5.22(c)
FDA	5.13(a)
FDCA	5.13(f)
FIN 48	5.21(d)

Term	Section
Final Working Capital	2.3(e)
Financial Statements	5.7(a)
Financing	6.11
FTC	7.3(b)
Holdings	5.2(a)
Indemnitee	10.2(b)
Indemnitee Parties	10.3(d)
Initial Termination Date	9.1(b)
Insurance Policies	5.15
Intellectual Property Rights	5.26(b)
IP License	5.26(a)
Leased Real Property	5.20(b)
Leases	5.20(b)
Losses	10.2(a)
Material Contracts	5.10(a)
Medical Device	5.13(f)
Notice of Disagreement	2.3(b)
OpCo	5.2(a)
Owned Property Leases	5.20(a)(ii)
Owned Real Property	5.20(a)(i)
Partner	5.13(b)
Per Common Share Closing Date Cash Consideration	2.1(c)
Per Preferred Share Cash Consideration	2.1(c)
Per Share Buyer Stock Consideration	2.1(c)
Permits	5.12
Post-Closing Covered Tax Returns	11.1(a)
Pre-Closing Covered Tax Returns	11.1(a)
Preferred Shares	Recitals
Preferred Stock Consideration	2.1(c)
Prior Year Audited Financial Statements	5.7(a)
Proceeding	5.13(i)
Programs	5.13(i)
Property Taxes	11.2
Proxy Statement	7.12(a)
Rights Plan	6.14
Seller Indemnitee	10.2(b)
Seller Objection	11.1(c)
Seller Representations	10.1
Sellers	Preamble
Sellers’ Expenses	9.2(b)
Sellers’ Representative	Preamble
Shares	Recitals
Special Meeting	7.12(a)
Statement	2.3(a)

Term	Section
Stockholders Agreement	Recitals
Substitute Financing	7.15(b)
Tax Claim	11.4
Tax Refund	11.8
Termination Date	9.1(b)
Unaudited Financial Statements	5.7(a)
WARN	5.24(d)
Working Capital Estimate	2.1(b)

Section 1.3  Interpretive Provisions.  Unless the express context otherwise requires:

(a)  the words “hereof,” “herein,” and “hereunder” and words of similar import, when used in this Agreement, shall refer to this Agreement as a whole and not to any particular provision of this Agreement;

(b)  terms defined in the singular shall have a comparable meaning when used in the plural, and vice versa;

(c)  the terms “Dollars” and “$” mean United States Dollars;

(d)  references herein to a specific Section, Subsection, Recital, Schedule or Exhibit shall refer, respectively, to Sections, Subsections, Recitals, Schedules or Exhibits of this Agreement;

(e)  wherever the word “include,” “includes,” or “including” is used in this Agreement, it shall be deemed to be followed by the words “without limitation” and such words shall not be construed to limit any general statement to the specific or similar items or matters immediately following such words;

(f)  references herein to any gender shall include each other gender;

(g)  references herein to any Person shall include such Person’s heirs, executors, personal representatives, administrators, successors and assigns; provided, however, that nothing contained in this clause (g) is intended to authorize any assignment or transfer not otherwise permitted by this Agreement;

(h)  references herein to any Contract or agreement (including this Agreement) mean such Contract or agreement as amended, supplemented or modified from time to time in accordance with the terms thereof;

(i)  with respect to the determination of any period of time, the word “from” means “from and including” and the words “to” and “until” each means “to but excluding”;

(j)  references herein to any law or any license mean such law or license as amended, modified, codified, reenacted, supplemented or superseded in whole or in part, and in effect from time to time;

(k)  references herein to any law shall be deemed also to refer to all rules and regulations promulgated thereunder; and

(l)      when calculating the number of days before which, within which or following which any act is to be done or any step is to be taken pursuant to this Agreement, the initial reference date in calculating such number of days shall be excluded; provided, if the last day of the applicable number of days is not a Business Day, the specified period in question shall end on the next succeeding Business Day; and

(m)  the Sellers and the Buyer have participated jointly in the negotiation and drafting of this Agreement and, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as jointly drafted by such parties and no presumption or burden of proof shall arise favoring or disfavoring any such party by virtue of the purported authorship of any provision of this Agreement.

ARTICLE II

CALCULATION OF PURCHASE PRICE AND PAYMENT

Section 2.1  Purchase and Sale of the Shares.  (a) At the Closing, upon the terms and subject to the conditions of this Agreement, each Seller shall sell, transfer and deliver to the Buyer, and the Buyer shall purchase from each such Seller, the Shares owned by such Seller as listed on Schedule 4.5(a) (as the same may be updated prior to the Closing in accordance with Section 2.1(b)), free and clear of all Encumbrances.

(b)  At least five (5) Business Days prior to the Closing Date, the Company shall deliver in writing to the Buyer (i) the Credit Agreement Payoff Amount and the Credit Agreement Outstanding Payoff Amount, (ii) the amount of the Management Fee, (iii) the amount of the Seller Transaction Expenses, (iv) the amount of the Transaction Bonuses (with such amount subject to decrease if the conditions for payment of any the Transaction Bonuses are not actually met as of the Closing Date), (v) a good faith estimate of Closing Working Capital prepared in accordance with the Accounting Principles (the “Working Capital Estimate”) and the resulting Working Capital Overage or Working Capital Underage and (vi) any update to Schedule 4.5(a) necessary to reflect the exercise of any Option occurring after the date hereof and prior to the Closing.

(c)  For purposes of this Article II, the following definitions shall apply:

The “Closing Date Common Stock Cash Consideration” shall be equal to:

(i)  $375,000,000;

(ii)  plus the Working Capital Overage, if any;

(iii)  minus the sum of:

(A)  the Credit Agreement Payoff Amount;

(B)  the Preferred Stock Consideration;

(C)  the Buyer Stock Consideration Amount;

(D)  the Working Capital Underage, if any;

(E)  the Management Fee;

(F)  the Transaction Bonuses;

(G)  the Seller Transaction Expenses;

(H)  the Sellers’ Representative Expenses Amount; and

(I)  the Escrow Amount.

For the avoidance of doubt, (a) in no event will the Closing Date Common Stock Cash Consideration be less than $0; (b) to the extent that there is insufficient cash to fund the Escrow Amount in full, the difference will be funded in Buyer Stock Shares valued at the volume-weighted average of the per share trading prices of Buyer Common Stock as reported through Bloomberg (based on all trades in Buyer Common Stock and not an average of daily averages) for the fifteen (15) consecutive full trading days ending on the Business Day prior to the Closing Date; and (c) in no event will the sum of the aggregate cash payments required to be made pursuant to Sections 2.2(f), (g), (h) and (i) exceed the difference between (1) $375,000,000 plus the Working Capital Overage, if any, minus (2) the sum of amounts specified in Sections 2.1(c)(iii)(A), (B), (C) (less any such amount attributable to Buyer Stock Shares included in the Escrow Amount pursuant to the terms of subclause (b) above), (D) and (I).

The “Per Common Share Closing Date Cash Consideration” shall be an amount equal to the quotient obtained by dividing (a) the Closing Date Common Stock Cash Consideration by (b) the number of Common Shares outstanding as of the Closing Date.

The “Per Preferred Share Cash Consideration” shall be an amount equal to the quotient obtained by dividing (a) the Preferred Stock Consideration by (b) the number of Preferred Shares outstanding as of the Closing Date.

The “Per Share Buyer Stock Consideration” shall be equal to the number of shares of Buyer’s common stock, par value $0.01 per share (the “Buyer Common Stock”), equal to the quotient obtained by dividing:

(i)  the Buyer Stock Shares, by

(ii)  the number of Common Shares outstanding as of the Closing Date.

Section 2.2  Transactions to Be Effected at the Closing.  At the Closing, the following transactions shall be effected by the parties:

(a)  the Sellers shall deliver to the Buyer certificates representing the Shares, duly endorsed in blank or accompanied by stock powers duly endorsed in blank in proper form for transfer;

(b)  the Buyer shall pay to each Seller by wire transfer of immediately available funds to a bank account designated in writing by each such Seller (such designation to be made at least two (2) Business Days prior to the Closing Date), (i) with respect to the Common Shares held by such Seller, the product of (x) the Per Common Share Closing Date Cash Consideration, if any, multiplied by (y) the Common Shares outstanding on the Closing Date owned by such Seller as listed on Schedule 4.5(a) attached hereto (as the same may be updated prior to the Closing in accordance with Section 2.1(b)) and (ii) with respect to the Preferred Shares held by such Seller, the product of (x) the Per Preferred Share Cash Consideration multiplied by (y) the number of Preferred Shares outstanding on the Closing Date owned by such Seller as listed on Schedule 4.5(a) attached hereto;

(c)  the Buyer shall deliver to each Seller a number of shares of Buyer Common Stock, which may be represented by one or more certificates or may be uncertificated, at each Seller’s election, equal to the product of (x) the Per Share Buyer Stock Consideration multiplied by (y) the number of Common Shares outstanding on the Closing Date owned by such Seller as listed on Schedule 4.5(a) attached hereto (as the same may be updated prior to the Closing in accordance with Section 2.1(b)), less any shares of Buyer Common Stock delivered to the Escrow Agent in accordance with the last sentence of the definition of Closing Date Common Stock Cash Consideration; provided, that any payment hereunder to be made in the form of shares of Buyer Common Stock shall be made only in whole shares, and any fractional shares shall be rounded up to the nearest whole share; and

(d)  the Buyer shall deliver to the Bank by wire transfer of immediately available funds to such bank account of the Bank designated in writing by the Bank (such designation to be made at least two (2) Business Days prior to the Closing Date) an amount equal to the Credit Agreement Outstanding Payoff Amount;

(e)  the Buyer shall deliver the Escrow Amount, including any shares of Buyer Common Stock, if applicable, to the Escrow Agent to be held and disbursed in accordance with the terms of the Escrow Agreement;

(f)  the Buyer shall deliver by wire transfer of immediately available funds to the bank account designated in writing by the Sellers’ Representative (such designation to be made at least two (2) Business Days prior to the Closing Date) the Sellers’ Representative Expenses Amount;

(g)  the Buyer shall deliver by wire transfer of immediately available funds to the bank account designated in writing by Avista Capital Partners, LP (such designation to be made at least two (2) Business Days prior to the Closing Date) an amount equal to the Management Fee, as specified by the Company in accordance with Section 2.1(b);

(h)  the Buyer shall deliver by wire transfer of immediately available funds to one or more bank accounts designated in writing by the Company (such designation to be made at least two (2) Business Days prior to the Closing Date) amounts equal, in the aggregate, to the Seller Transaction Expenses, as specified by the Company in accordance with Section 2.1(b); and

(i)  the Buyer shall deliver by wire transfer of immediately available funds to one or more bank accounts designated in writing by the Company (such designation to be made at least two (2) Business Days prior to the Closing Date) amounts equal, in the aggregate, to the Transaction Bonuses (and the Company shall timely remit all applicable withholding obligations with respect to such Transaction Bonuses to the proper third parties in accordance with all applicable Laws).

Section 2.3  Purchase Price Adjustment.  (a)  Within thirty (30) calendar days after the Closing Date, the Buyer shall deliver to the Sellers’ Representative a statement (the “Statement”) of the Closing Working Capital prepared in accordance with the Accounting Principles.  The Buyer and the Sellers acknowledge that no adjustments shall be made to the Base Amount.

(b)  The Statement shall become final and binding upon the parties after the fifteenth (15th) calendar day following the date on which the Statement is received by the Sellers’ Representative, unless the Sellers’ Representative delivers written notice of its disagreement with the Statement (a “Notice of Disagreement”) to the Buyer on or prior to such date.  Any Notice of Disagreement shall (i) specify in reasonable detail the nature of any disagreement so asserted and (ii) only include good faith disagreements based on Closing Working Capital not being calculated in accordance with the Accounting Principles.

(c) If a Notice of Disagreement is received by the Buyer on or prior to the deadline stated in Section 2.3(b) above, then the Statement (as revised in accordance with this sentence) shall become final and binding upon the Sellers and the Buyer on the earlier of (i) the date the Sellers’ Representative and the Buyer resolve in writing any differences they have with respect to the matters specified in the Notice of Disagreement and (ii) the date any disputed matters are finally resolved in writing by the Accounting Firm pursuant to this Section 2.3.  During the fifteen (15) calendar day period following the delivery of a Notice of Disagreement, the Sellers’ Representative and the Buyer shall seek in good faith to resolve in writing any differences that they may have with respect to the matters specified in the Notice of Disagreement.

(d) If at the end of such fifteen (15) calendar day period the Sellers’ Representative and the Buyer have not resolved in writing the matters specified in the Notice of Disagreement, the Sellers’ Representative and the Buyer shall submit to an independent accounting firm (the “Accounting Firm”) for arbitration, in accordance with the standards set forth in this Section 2.3, only such matters as are specified in the Notice of Disagreement that remain in dispute.  The Accounting Firm shall be Deloitte & Touche or, if such firm is unable or unwilling to act, such other nationally recognized independent public accounting firm as shall be agreed upon by the Sellers’ Representative and the Buyer in writing.  The Sellers’ Representative and the Buyer shall use reasonable efforts to cause the Accounting

Firm to render a written decision resolving the matters submitted to the Accounting Firm within thirty (30) calendar days of the receipt of such submission; provided, that the Accounting Firm shall not render a written decision at any time that the Sellers’ Representative shall have made reasonable information requests in accordance with Section 2.3(f) below that have not been resolved in a manner reasonable under the circumstances, and the Sellers’ Representative shall be permitted, prior to the Accounting Firm rendering its written decision, to update its written submission to the Accounting Firm to take into account the information ultimately obtained thereby by delivery of such updated written submission to the Accounting Firm not later than ten (10) calendar days after receipt of the information ultimately obtained thereby.  The scope of the disputes to be resolved by the Accounting Firm shall be limited to fixing mathematical errors in the Statement and determining whether the items in dispute in the Statement were determined in accordance with the Accounting Principles and the Accounting Firm is not to make any other determination, including any determination as to whether the Base Amount or Working Capital Estimate are correct.  The Accounting Firm’s decision shall be based solely on written submissions by the Sellers’ Representative and the Buyer and their respective Representatives and not by independent review and shall be final and binding on all of the parties hereto.  The Accounting Firm may not assign a value greater than the greatest value for such item claimed by either party or a value smaller than the smallest value for such item claimed by either party.  Judgment may be entered upon the determination of the Accounting Firm in any court having jurisdiction over the party against which such determination is to be enforced.  The fees and expenses of the Accounting Firm incurred pursuant to this Section 2.3(d) shall be borne pro rata as between the Sellers, on the one hand, and the Buyer, on the other hand, in proportion to the final allocation made by such Accounting Firm of the disputed items weighted in relation to the claims made by the Sellers’ Representative and the Buyer, such that the prevailing party pays the lesser proportion of such fees, costs and expenses.  The dispute resolution mechanics set forth in this Section 2.3 shall be the exclusive dispute resolutions mechanics for determining any Notice of Disagreement hereunder and the matters contemplated thereby, including, without limitation, any Notice of Disagreement concerning whether the Statement was prepared in accordance with the Accounting Principles, and the indemnifications provisions set forth in Article X and Article XI hereof shall not apply to any such dispute.

(e)  For the purposes of this Agreement, “Final Working Capital” means the Closing Working Capital as finally agreed or determined in accordance with Section 2.3(b), (c) or (d), as applicable.  If the Final Working Capital exceeds the Working Capital Estimate, the Buyer shall, within five (5) Business Days after the Final Working Capital is determined, make payment by wire transfer of immediately available funds to the Sellers in accordance with their respective Adjustment Amount Transaction Percentage in the amount of any such excess; provided that the maximum amount payable by Buyer to the Sellers based on the Final Working Capital shall not exceed $2,500,000.  If the Working Capital Estimate exceeds the Final Working Capital, the parties shall, within five (5) Business Days after the Final Working Capital is determined, deliver joint written instructions to the Escrow Agent to release by wire transfer of immediately available funds to the Buyer from the Escrow Fund an amount equal to any such excess in accordance with the terms of the Escrow Agreement; provided, that the maximum payment owing to the Buyer based upon the Final Working Capital shall not exceed $2,500,000.

(f)  No actions taken by the Buyer on its own behalf or on behalf of the Company or any Company Subsidiary, on or following the Closing Date shall be given effect for purposes of determining the Closing Working Capital.  During the period of time from and after the Closing Date through the final determination and payment of Closing Working Capital in accordance with this Section 2.3, the Buyer shall afford, and shall cause the Company and each Company Subsidiary to afford, to the Sellers’ Representative and any accountants, counsel or financial advisers retained by the Sellers’ Representative in connection with the review of Closing Working Capital in accordance with this Section 2.3, direct access during normal business hours upon reasonable advance notice to all the properties, books, Contracts, personnel, Representatives (including the Company’s accountants) and records of the Company, each Company Subsidiary and such Representatives (including the work papers of the Company’s accountants) relevant to the review of the Statement and the Buyer’s determination of Closing Working Capital in accordance with this Section 2.3.

Section 2.4  Treatment of Options and Performance Awards.  Prior to the Closing, the Sellers shall use, and shall cause the Company to use, commercially reasonable efforts to cause each Optionholder to execute and deliver a Joinder Agreement, solely with respect to, and as specified in, this Section 2.4 and Section 7.11(b).  At least twenty (20) calendar days prior to the Closing, the Sellers shall cause the Company (a) to take all actions necessary so that all Options other than Performance Awards (as defined in the Equity Plan) then outstanding shall become fully vested and exercisable (whether or not currently exercisable) for a period of time prior to the Closing and (b) in respect of any Optionholder that has not executed and delivered a Joinder Agreement, upon the request of the Buyer or otherwise in the discretion of the Company, to take all such additional actions as are necessary so that all Performance Awards then outstanding shall become fully vested and exercisable.  Each Optionholder hereby agrees that any Performance Award held by such Optionholder shall be cancelled as of the Closing without the payment of any consideration therefor.  Each Optionholder hereby agrees that, immediately prior to the Closing, each Option not theretofore exercised shall be cancelled without the payment of any consideration therefor.  Each Optionholder does hereby fully release and discharge the Buyer, the Company and all other Persons after the Closing from any and all Liabilities relating to or arising from the cancellation without consideration of such Optionholder’s Options and Performance Awards.  Each Optionholder exercising any Options prior to the Closing hereby agrees to become a party to this Agreement as a Seller and to be bound by, and subject to, all of the covenants, terms and conditions of this Agreement that are binding upon the Sellers.  Each Seller that is also a holder of any Options hereby agrees that by signing this Agreement as a Seller, such Seller is also agreeing to the terms and provisions of this Section 2.4 and Section 7.11(b) as an Optionholder.

Section 2.5  Escrow Fund.

(a) The Escrow Amount shall be used (i) for the purposes set forth in Section 2.3(e) and (ii) to satisfy any claims of the Buyer for indemnification pursuant to (A) Section 10.2(a) made from and after Closing but on or before the Cut-Off Date and (B) Article XI in the case of indemnification for claims relating to Taxes made from and after the Closing but on or before the Cut-Off Date.  Any amounts in the Escrow Fund not so used shall be distributed to the Sellers in accordance with their respective Adjustment Amount

Transaction Percentages.  The Escrow Fund shall be held and disbursed for the purposes and in accordance with the terms hereof and of the Escrow Agreement.

(b)  The Sellers’ Representative Expenses Amount shall be used to satisfy any fees, expenses or Losses of the Sellers’ Representative incurred in connection with the performance of its duties under this Agreement, the Escrow Agreement and the transactions contemplated hereby and thereby.  The Sellers’ Representative Expenses Amount shall be held and disbursed for the purposes and in accordance with the terms hereof.

Section 2.6  Relationship Among the Sellers.  (a) Each Seller and the Company (solely with respect to any actions to be taken prior to the Closing) hereby irrevocably appoints the Sellers’ Representative as its agent and representative to act as the agent and on behalf of such Sellers and the Company (solely with respect to any actions to be taken prior to the Closing) regarding any matter relating to or under this Agreement or the Escrow Agreement, including for the purposes of:

(i) making decisions with respect to the determination of the Closing Working Capital under Section 2.3;

(ii) determining whether the conditions to closing in Article VIII have been satisfied and supervising the Closing, including waiving any condition, as determined by the Sellers’ Representative, in its sole discretion;

(iii) taking any action that may be necessary or desirable, as determined by the Sellers’ Representative, in its sole discretion, in connection with the termination of this Agreement in accordance with Article IX;

(iv) taking any and all actions that may be necessary or desirable, as determined by the Sellers’ Representative, in its sole discretion, in connection with the amendment of this Agreement in accordance with Section 12.2;

(v) accepting notices on behalf of the Sellers or the Company in accordance with Section 12.5;

(vi) taking any and all actions that may be necessary or desirable, as determined by the Sellers’ Representative, in its sole discretion, in connection with agreeing to, negotiating or entering into settlements and compromises of any claim for indemnification pursuant to Article X or Article XI hereof;

(vii) delivering or causing to be delivered to the Buyer at the Closing certificates representing the Shares to be sold by the Sellers hereunder;

(viii) executing and delivering, on behalf of the Sellers or the Company, any and all notices, documents or certificates to be executed by the Sellers or the Company, in connection with this Agreement and the transactions contemplated hereby;

(ix) granting any consent, waiver or approval on behalf of the Sellers or the Company under this Agreement;

(x) establishing the Escrow Fund and paying such amounts from such funds as the Sellers’ Representative deems necessary or appropriate in its good faith judgment;

(xi) engaging and paying the fees and expenses of (and holding back from the Sellers all amounts with respect thereto) attorneys, accountants and other professionals and experts, and paying such other out-of-pocket costs, as necessary or appropriate, in the judgment of the Sellers’ Representative, in connection with the performance of its duties under this Agreement, up to the amount of the Sellers’ Representative Expenses Amount;

(xii) receiving service of process in connection with any claims under this Agreement and giving and receiving notices and communications; and

(xiii) taking all actions necessary in the judgment of the Sellers’ Representative for the accomplishment of the foregoing and any other post-Closing matters.

As the Representative of the Sellers and the Company (solely with respect to any actions to be taken prior to the Closing) under this Agreement, the Sellers’ Representative shall act as the agent for all Sellers and the Company, shall have authority to bind each such Person in accordance with this Agreement, and the Buyer may rely on such appointment and authority until the receipt of notice of the appointment of a successor upon at least two (2) Business Days’ prior written notice to the Buyer.  In the event of the death, resignation or incapacity of the Sellers’ Representative, the Sellers shall promptly designate another Person to act as the Company’s (solely with respect to any actions to be taken prior to the Closing) and their representative under this Agreement, so that, at all times, there will be a Sellers’ Representative with the authority provided in this Section 2.6.  Such successor Sellers’ Representative shall be designated by the Sellers by an instrument in writing signed by Sellers holding a majority of the Common Shares (determined as of immediately prior to the Closing), and such appointment shall become effective as to the successor Sellers’ Representative when such instrument has been delivered to it and a copy thereof delivered to the Buyer.  The Buyer may conclusively rely upon, without independent verification or investigation, all decisions made by the Sellers’ Representative in connection with this Agreement in writing and signed by an officer of the Sellers’ Representative (or by the Sellers’ Representative himself or herself, in the event that the Sellers’ Representative is a natural person).

(b)  Each Seller and the Company (solely with respect to any actions to be taken prior to the Closing) hereby appoints the Sellers’ Representative as such Seller’s and the Company’s true and lawful attorney-in-fact and agent, with full powers of substitution and resubstitution, in such Seller’s and the Company’s name, place and stead, in any and all capacities, in connection with the transactions contemplated by this Agreement, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection with the sale of such Seller’s Shares, or the actions to be taken by the Company under this Agreement, as applicable, as fully to all intents and purposes as such Seller or the Company might or could do in person.  This power of attorney and all authority hereby conferred shall be irrevocable and shall not be terminated by any act of any Seller or the Company, by operation of law, by such Seller’s death, disability, protective supervision or any other event and shall be binding upon each Seller and the Company and the executors, heirs, legal representatives and successors of each Seller and the Company.  Without limiting the foregoing, this power of attorney is to ensure the performance of a special obligation and, accordingly, each Seller and the Company (solely with respect to any actions to be taken prior to the Closing) shall be deemed to have unconditionally and irrevocably waived and renounced his, her or its right to revoke or renounce this power of attorney at any time.  Each Seller and the Company (solely with respect to any actions to be taken prior to the Closing) hereby unconditionally and irrevocably waives any and all defenses that otherwise may be available to contest, negate or disaffirm any action of the Sellers’ Representative taken under this Agreement.  Notwithstanding the power of attorney and other authority granted in this Section 2.6, no agreement, instrument, acknowledgement or other act or document shall be ineffective solely by reason of a Seller or, prior to the Closing, the Company (instead of the Sellers’ Representative) having signed or given the same directly.

(c)  The Sellers’ Representative (in its capacity as Sellers’ Representative) shall have no Liability to the Buyer for any breach or default under this Agreement (or other action taken or omitted to be taken) by any Seller or the Company.  Except for actual, knowing and intentional fraud or willful misconduct on its part, the Sellers’ Representative shall have no Liability to any Seller or any other Person under this Agreement or the Escrow Agreement or in connection with any of the transactions contemplated hereby or thereby for any action or omission by the Sellers’ Representative on behalf of the Sellers or the Company.  All actions, decisions and instructions of the Sellers’ Representative shall be conclusive and binding upon all of the Sellers and the Company.  In performing the functions specified in this Agreement, the Sellers’ Representative may act and rely upon any instrument or other writing believed by the Sellers’ Representative to be genuine and to be signed or presented by the proper Person.  Each Seller and the Company (solely with respect to any actions to be taken prior to the Closing) hereby agrees to indemnify and hold harmless the Sellers’ Representative from and against any Liability suffered or incurred by the Sellers’ Representative arising out of or in connection with the acceptance, administration or exercise of its rights, duties and responsibilities hereunder, absent actual, knowing and intentional fraud or willful misconduct of the Sellers’ Representative.

(d)  The Sellers’ Representative shall be entitled to withdraw cash amounts held in the bank account for the Sellers’ Representative Expenses Amount (and, solely to the extent expressly provided for in the Escrow Agreement, cash amounts held in the Escrow Fund) in reimbursement for out of pocket fees and expenses (including legal, accounting and other advisors’ fees and expenses, if applicable) incurred by the Sellers’ Representative in performing under this Agreement and the Escrow Agreement.  The Sellers and the Company shall have no claim or cause of action against, may not assert any claim against, and the Sellers shall indemnify and hold harmless the Sellers’ Representative from and against any and all Losses incurred by the Sellers’ Representative or any of its Affiliates and any of their respective partners, directors, officers, employees, agents, stockholders, consultants, attorneys, accountants, advisors, brokers, representatives or controlling persons, relating to the Sellers’ Representative’s capacity as Sellers’ Representative other than such Losses resulting from the Sellers’ Representative’s gross negligence or willful misconduct.  The Sellers shall pay to the Sellers’ Representative, promptly upon request, such Sellers’ pro rata share of any amounts paid by the Sellers’ Representative on behalf of the Sellers or the Company and all costs and expenses (including legal, accounting and other advisors’ fees and expenses, if applicable) incurred by the Sellers’ Representative in connection with the protection, defense or enforcement of any rights under this Agreement or the Escrow Agreement to the extent such costs, expenses and other amounts exceed the amount available to the Sellers’ Representative in the Sellers’ Representative Expenses Amount.

ARTICLE III

THE CLOSING

Section 3.1  Closing; Closing Date.  The closing of the sale and purchase of the Shares contemplated hereby (the “Closing”) shall take place at the offices of Cadwalader, Wickersham & Taft LLP, One World Financial Center, New York, New York 10281, at 10:00 a.m., local time, on the fifth (5th) Business Day after the date that all of the conditions to the Closing set forth in Article VIII (other than those conditions which, by their terms, are to be satisfied or waived at the Closing, but subject to the satisfaction or waiver of such conditions) shall have been satisfied or waived by the party entitled to waive the same, or at such other time, place and date that the Sellers’ Representative and the Buyer may agree in writing.  The date upon which the Closing occurs is referred to herein as the “Closing Date.”

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE SELLERS

Except as set forth on the Disclosure Schedules, each Seller represents and warrants to the Buyer, severally and not jointly and solely as to itself, as follows:

Section 4.1  Organization.  Such Seller (other than any Seller that is an individual) is duly organized, validly existing and in good standing (or the equivalent thereof) under the laws of the jurisdiction of its formation.

Section 4.2  Binding Obligations.  Such Seller (other than any Seller that is an individual) has all requisite corporate, partnership or other authority and power to execute, deliver and perform this Agreement and to consummate the transactions contemplated hereby, and the execution, delivery and performance by such Seller of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by all necessary action on the part of such Seller, and no other proceedings on the part of such Seller are necessary to authorize the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby by such Seller.  This Agreement has been duly executed and delivered by such Seller, and assuming that this Agreement constitutes the legal, valid and binding obligation of the Company, each other Seller and the Buyer, constitutes the legal, valid and binding obligation of such Seller, enforceable against such Seller in accordance with its terms, except to the extent that the enforceability thereof may be limited by (i) applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or similar laws from time to time in effect affecting generally the enforcement of creditors’ rights and remedies, and (ii) general principles of equity.

Section 4.3  No Defaults or Conflicts.  The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby by such Seller and performance by such Seller of its obligations hereunder (i) do not constitute or result in any violation of the applicable organizational documents of such Seller, if applicable, (ii) do not conflict with, or result in a breach of any of the terms or provisions of, or result in the creation or acceleration of any obligations under, or constitute a default under any agreement or instrument to which such Seller is a party or by which such Seller is bound or to which its properties are subject, and (iii) except for applicable requirements under the HSR Act or similar foreign competition or Antitrust Laws, do not violate any existing Law applicable to such Seller or any of its properties; provided, however, that no representation or warranty is made in the foregoing clauses (ii) or (iii) with respect to matters that, individually or in the aggregate, would not reasonably be expected to materially impair such Seller’s ability to consummate the transactions contemplated hereby.

Section 4.4  No Governmental Authorization Required.  Except for applicable requirements of the HSR Act or similar foreign competition or Antitrust Laws or as otherwise set forth in Schedule 4.4, no authorization or approval or other action by, and no notice to or filing with, any Governmental Authority is required to be obtained or made by such Seller in connection with the due execution, delivery and performance by such Seller of this Agreement and the consummation by such Seller of the transactions contemplated hereby; provided, however, that no representation and warranty is made with respect to authorizations, approvals, notices or filings with any Governmental Authority that, if not obtained or made, would not, individually or in the aggregate, reasonably be expected to materially impair such Seller’s ability to consummate the transactions contemplated hereby.

Section 4.5  The Shares.

(a)            Schedule 4.5(a) sets forth such Seller’s record ownership of the Company’s capital stock as of the date hereof.  Other than the shares of capital stock of the Company owned by such Seller as listed on Schedule 4.5(a) hereto, such Seller has no other equity interests or rights to acquire equity interests in the Company as of the date hereof.

(b)           Such Seller is the record and beneficial owner of, and has good and valid title to the Shares listed next to such Seller’s name on Schedule 4.5(a), free and clear of all Encumbrances, except Encumbrances on transfer imposed under applicable securities laws or under the Company’s stockholder arrangements and organizational documents.  Assuming the Buyer has the requisite power and authority to be the lawful owner of such Shares, upon delivery to the Buyer at the Closing of certificates representing the Shares, duly endorsed by such Seller for transfer to the Buyer, and upon receipt of the applicable consideration set forth in Article II by such Seller, good and valid title to the Shares will pass to the Buyer, free and clear of any Encumbrances, other than those Encumbrances on transfer imposed under applicable securities laws or under the Company’s stockholder arrangements and organizational documents.  Except as set forth on Schedule 4.5(b), the Shares are not subject to any Contract to which such Seller is a party restricting or otherwise relating to the voting, dividend rights or disposition of such Shares.  Except as set forth on Schedule 4.5(b), there are no preemptive or other outstanding rights, options, warrants, conversion rights, stock appreciation rights, redemption rights, repurchase rights, agreements, arrangements or commitments of any character under which such Seller is or may become obligated to sell, or giving any Person a right to acquire, or in any way dispose of, any of the Shares or any securities or obligations exercisable or exchangeable for, or convertible into, any of the Shares, and no securities or obligations evidencing such rights are authorized, issued or outstanding.

Section 4.6  Litigation.  There is no claim, action, suit or legal proceeding pending or, to the knowledge of such Seller, threatened or affecting, such Seller or any of his, her or its properties (including the Shares) or rights, at law or in equity, before or by any court, arbitrator, panel or other Governmental Authority that would reasonably be expected to materially adversely affect the ability of such Seller to sell the Shares owned by such Seller as contemplated by this Agreement.

Section 4.7  Investment Purpose.  Such Seller will acquire the Buyer Common Stock as set forth in Article II for the purpose of investment and not with a view to, or for resale in connection with, the distribution thereof in violation of applicable federal or state securities laws.  Such Seller acknowledges that the acquisition of the Buyer Common Stock hereunder has not been registered under the Securities Act or any state securities laws, and that such Buyer Common Stock may not be sold, transferred, offered for sale, pledged, hypothecated, or otherwise disposed of without registration under the Securities Act, pursuant to an exemption from the Securities Act or in a transaction not subject thereto.  In this regard, such Seller represents that such Seller is familiar with Rule 144 promulgated under the Securities Act, as presently in effect, and understands the resale limitations imposed thereby and by the Securities Act.  Such Seller further understands that the resale of shares of the Buyer Common Stock to be issued to such Seller pursuant to this Agreement will be subject to the terms and provisions of the Stockholder Agreement.  Except as otherwise set forth on Schedule 4.7, such Seller represents that it is an “Accredited Investor” as that term is defined in Rule 501 of Regulation D of the Securities Act.

Section 4.8  Investment Experience.  Such Seller (a) has such knowledge and experience in financial and business matters as are necessary to evaluate the risks and merits of an investment in the Buyer Common Stock, and such Seller is capable of bearing the entire loss of its investment in the Buyer Common Stock, (b) confirms that the Buyer has made available to such Seller all materials relating to the business, finances and operations of the Buyer and materials relating to the offer and sale of the Buyer Common Stock which have been requested by such Seller and (c) has sought such accounting, legal and tax advice as it has considered necessary to make an informed investment decision with respect to its investment in the Buyer Common Stock; provided, that such Seller makes the foregoing representation for securities Law purposes only, and the foregoing representation shall not affect any rights and remedies, including any right to indemnification, to which such Seller may otherwise be entitled pursuant to this Agreement or otherwise (other than in respect of any claims arising under applicable securities Laws as to the existence of a valid exemption from registration for the issuance of the Buyer Common Stock to such Seller).
Section 4.9      Exclusivity of Representations.  The representations and warranties made by such Seller in Article IV and Section 7.13 of this Agreement are the exclusive representations and warranties made by such Seller.  Such Seller hereby disclaims any other express or implied representations or warranties.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth on the Disclosure Schedules, the Company represents and warrants to the Buyer as follows:

Section 5.1  Organization and Qualification.  The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware.  Each Company Subsidiary is duly incorporated, validly existing and in good standing under the laws of the jurisdiction of its formation.  The Company and each Company Subsidiary have all requisite organizational power and authority to own, lease and operate their respective properties and carry on their business as presently owned or conducted, except where the failure to be so organized, existing and in good standing or to have such power or authority would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.  The Company and each Company Subsidiary have been qualified, licensed or registered to transact business as a foreign corporation and is in good standing (or the equivalent thereof) in each jurisdiction in which the ownership or lease of property or the conduct of their business requires such qualification, license or registration, except where the failure to be so qualified, licensed or registered or in good standing (or the equivalent thereof) would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect or materially adverse effect on the Company’s ability to consummate the transactions contemplated hereby.  The Company has made available to the Buyer true and correct copies of the charter and by-laws for the Company and each Company Subsidiary.

Section 5.2  Capitalization of the Company.  (a) Schedule 5.2(a) sets forth a complete and accurate list of the authorized and, as of the date hereof, issued and outstanding capital stock of the Company, including (i) a complete and accurate list of all the authorized, issued and outstanding Preferred Shares, (ii) a complete and accurate list of all of the authorized, and, as of the date hereof, issued and outstanding Common Shares and (iii) the amount of any accrued and unpaid dividends with respect to the Preferred Shares as of the date hereof.  The Company has no shares of its capital stock reflected on the books and records of the Company as treasury shares.  Holders of all issued and outstanding Shares have executed this Agreement.  All of the issued and outstanding shares of capital stock of the Company are duly authorized, validly issued, fully paid and non-assessable and, except as set forth on Schedule 5.2(a), free of any preemptive rights in respect thereto.

(b)  Schedule 5.2(b) sets forth as of the date hereof, a list of all holders of Options and in the case of each Option held by such holder of such Options, the number of Common Shares subject to such Option and the Exercise Price thereof.  Except as set forth on Schedule 5.2(b), there are no other shares of capital stock or other Equity Interests of the Company authorized, issued, reserved for issuance or outstanding and no outstanding or authorized options, warrants, convertible or exchangeable securities, subscriptions, rights (including any preemptive rights), calls or commitments of any character whatsoever, relating to the capital stock of, or other equity or voting interest in, the Company, to which the Company is a party or is bound requiring the issuance, delivery or sale of shares of capital stock of the Company.  There are no outstanding or authorized stock appreciation, phantom stock, profit participation or similar rights with respect to the capital stock of, or other equity or voting interest in, the Company to which the Company is a party or is bound.  The Company has no authorized or outstanding bonds, debentures, notes or other indebtedness the holders of which have the right to vote (or which is convertible into, exchangeable for, or evidencing the right to subscribe for or acquire securities having the right to vote).  Except as set forth on Schedule 5.2(b), there are no Contracts to which the Company is a party or by which it is bound to (i) repurchase, redeem or otherwise acquire any shares of capital stock of, or other Equity Interests in, the Company or (ii) vote or dispose of any shares of capital stock of, or other Equity Interests in, the Company.  Except as set forth on Schedule 5.2(b), there are no irrevocable proxies and no voting agreements with respect to any shares of capital stock of, or other Equity Interests in, the Company.

(c)  Except as set forth on Schedule 5.2(c), neither the Company nor any Company Subsidiary is a party to any voting trust or other shareholder agreement that contains restrictions, limitations, requirements or otherwise relates to the voting, redemption, sale, issuance, transfer, registration, preemptive or anti-dilutive rights or other disposition of the Equity Interests of the Company or any Company Subsidiary.

Section 5.3  Subsidiaries.  (a) Schedule 5.3(a) sets forth a complete and accurate list of the name and jurisdiction of each Subsidiary of the Company (each, a “Company Subsidiary” and collectively, the “Company Subsidiaries”), and the authorized, issued and outstanding Equity Interests of each Company Subsidiary.  Each of the outstanding Equity Interests of each Company Subsidiary is duly authorized, validly issued, fully paid and non-assessable and is directly owned of record as set forth on Schedule 5.3(a), free and clear of any Encumbrances other than Encumbrances on transfer imposed under applicable securities law.  The Company Subsidiaries have no Equity Interests reflected on their books and records as treasury shares.  The Company was formed solely for the purpose of holding all of the issued and outstanding shares of capital stock of Navilyst Medical Holdings, Inc., a Delaware corporation (“Holdings”).  Holdings was formed solely for the purpose of holding all of the issued and outstanding shares of capital stock of Navilyst Medical, Inc., a Delaware corporate (“OpCo”).  Neither the Company nor Holdings has conducted any business other than (i) in connection with holding all of the issued and outstanding shares of capital stock of Holdings or OpCo, as applicable, and (ii) with respect to Holdings, performance of its obligations under the Credit Agreement and related agreements and, prior to the organization of the Company, acting as the top tier holding company and issuing equity securities to its Securityholders, including the Sellers and the Optionholders.

(b)  Except as set forth on Schedule 5.3(b), there are no other Equity Interests of any Company Subsidiary authorized, issued, reserved for issuance or outstanding and no outstanding or authorized options, warrants, convertible or exchangeable securities, subscriptions, rights (including any preemptive rights), stock appreciation rights, calls or commitments of any character whatsoever to which any such Company Subsidiary is a party or may be bound requiring the issuance, delivery or sale of Equity Interests of such Company Subsidiary.  There are no outstanding or authorized stock appreciation, phantom stock, profit participation or similar rights with respect to the capital stock of, or other equity or voting interest in, any Company Subsidiary to which the Company or any Company Subsidiary is bound.  No Company Subsidiary has any authorized or outstanding bonds, debentures, notes or other indebtedness, the holders of which have the right to vote (or which is convertible into, exchangeable for, or evidencing the right to subscribe for or acquire securities having the right to vote) with the equity holders of such Company Subsidiary on any matter.  Except as set forth on Schedule 5.3(b), there are no Contracts to which the Company or any Company Subsidiary is a party or by which the Company or any Company Subsidiary is bound to (i) repurchase, redeem or otherwise acquire any shares of the capital stock of, or other Equity Interests in, such Company Subsidiary or (ii) vote or dispose of any shares of the capital stock of, or other Equity Interests in, such Company Subsidiary.  There are no irrevocable proxies and no voting agreements with respect to any shares of the capital stock of, or other Equity Interests in, any Company Subsidiary.  Except as set forth on Schedule 5.3(a), neither the Company nor any Company Subsidiary owns, directly or indirectly, any capital stock of, or other Equity Interest in, any Person (other than the Company Subsidiaries in the case of the Company).

Section 5.4  Binding Obligation.  The Company has all requisite corporate authority and power to execute, deliver and perform this Agreement and to consummate the transactions contemplated hereby.  This Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by all required corporate action on the part of the Company and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement and the consummation of the transactions contemplated hereby.  This Agreement has been duly executed and delivered by the Company and, assuming that this Agreement constitutes the legal, valid and binding obligation of the Buyer and the Sellers, constitutes the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except to the extent that the enforceability thereof may be limited by (i) applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or similar laws from time to time in effect affecting generally the enforcement of creditors’ rights and remedies, and (ii) general principles of equity.

Section 5.5  No Defaults or Conflicts.  The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby by the Company and performance by the Company of its obligations hereunder (i) do not result in any violation of the charter, by-laws or other organizational documents of the Company or the Company Subsidiaries, (ii) except as set forth on Schedule 5.5, do not conflict with, or result in a breach of any of the terms or provisions of, or result in the creation or acceleration of any obligations under, or constitute a default under any Contract or Lease, and (iii) except for the applicable requirements of the HSR Act, do not violate any existing Law to which the Company, the Company Subsidiaries or any of their respective properties is subject; provided, however, that no representation or warranty is made in the foregoing clause (ii) or (iii) with respect to matters that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, or materially impair the Company’s ability to consummate the transactions contemplated hereby.

Section 5.6  No Governmental Authorization Required.  Except for applicable requirements of the HSR Act or similar foreign competition or Antitrust Laws or as otherwise set forth in Schedule 5.6, no consent, order, authorization or approval or other action by, and no notice to or filing with, any Governmental Authority is required to be obtained or made by the Company in connection with the due execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated hereby; provided, however, that no representation and warranty is made with respect to any consents, orders, authorizations, approvals, notices or filings with any Governmental Authority that, if not obtained or made, would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, or materially impair the Company’s ability to consummate the transactions contemplated hereby.

Section 5.7  Financial Statements.  (a) (i) the Company has delivered to the Buyer copies of the audited consolidated balance sheets of the Company and the Company Subsidiaries as of December 31, 2010, December 31, 2009 and December 31, 2008 and the related audited consolidated statements of income and cash flows of the Company and the Company Subsidiaries for the years then ended (the “Prior Year Audited Financial Statements”), (ii) the Company will deliver to the Buyer prior to the Closing a copy of the audited consolidated balance sheet of the Company and the Company Subsidiaries as of December 31, 2011 and the related audited consolidated statements of income and cash flows of the Company and the Company Subsidiaries for the year then ended (the “2011 Audited Financial Statements”, and together with the Prior Year Audited Financial Statements, the “Audited Financial Statements”) and (iii) the Company has delivered to the Buyer a copy of the unaudited consolidated balance sheet of the Company and the Company Subsidiaries as of September 30, 2011 and the related unaudited consolidated statements of income and cash flows of the Company and the Company Subsidiaries for the period then ended, (the “Unaudited Financial Statements”, and collectively with the Audited Financial Statements, the “Financial Statements”).  Except (a) as disclosed in Schedule 5.7(a), (b) with respect to the Audited Financial Statements, as set forth in the footnotes thereto, and (c) with respect to the Unaudited Financial Statements, as to year-end adjustments and the absence of footnotes, the Prior Year Audited Financial Statements (and, following the delivery thereof as contemplated above, the 2011 Audited Financial Statements) and the Unaudited Financial Statements, have been prepared in accordance with the books and records of the Company and the Company Subsidiaries and with the Accounting Principles applied on a consistent basis throughout the periods indicated and present fairly in all material respects the Company’s and the Company Subsidiaries’ financial position as of the specified dates and the Company’s and the Company Subsidiaries’ results of operations and cash flows for the specified periods.  The Company has provided the Buyer with a true and correct copy of the independent auditors’ report relating to the Prior Year Audited Financial Statements and will provide the Buyer with a true and correct copy of the independent auditors’ report relating to the 2011 Audited Financial Statements concurrent with the delivery of such 2011 Audited Financial Statements as contemplated above.

(b)           The Company and the Company Subsidiaries maintain and have maintained a standard system of accounting established and administered in accordance with the Accounting Principles.  The Company and the Company Subsidiaries maintain a system of internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with the Accounting Principles and to maintain accountability for assets, (iii) access to assets is permitted only in accordance with management’s general or specific authorizations and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

(c)           Except as set forth on Schedule 5.7(c), in the past three (3) years, neither the Company nor any of the Company Subsidiaries nor, to the Knowledge of the Company, any Representative of the Company or the Company Subsidiaries, has received or otherwise had or obtained actual knowledge of any complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of the Companies or any of the Company Subsidiaries or their respective internal accounting controls, including any complaint, allegation, assertion or claim that the Companies or any of the Company Subsidiaries has engaged in questionable accounting or auditing practices, in each case, that reasonably would be expected to result in a restatement to the Financial Statements.  In the past three (3) years, to the Knowledge of the Company, no attorney representing the Company or the Company Subsidiaries has reported evidence of a material violation of applicable securities laws, breach of fiduciary duty or similar violation by the Company or any of the Company Subsidiaries or any of their respective officers, directors or  employees to the Board of Directors (or similar body) or any committee thereof or to any director or executive officer of the Company or the Company Subsidiaries.  In the past three (3) years, neither the Company nor any of the Company Subsidiaries has conducted an internal investigation regarding accounting practices or policies.

(d)           Except as set forth on Schedule 5.7(d), neither the Company nor any of the Company Subsidiaries is a party to, or has any commitment to become a party to, any joint venture or off-balance sheet partnership agreement (including any agreement or arrangement relating to any transaction or relationship between or among the Company and any of the Company Subsidiaries, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K of the SEC)).

Section 5.8  No Undisclosed Liabilities; Absence of Certain Changes or Events.  (a) The Company and the Company Subsidiaries do not have any Liabilities that would have been required in accordance with GAAP to be recorded in, reserved against or otherwise reflected on the balance sheet as of September 30, 2011 included in the Financial Statements and were not so recorded, reserved against or reflected, other than (i) Liabilities incurred in the ordinary course of business after September 30, 2011 and (ii) Liabilities contemplated by this Agreement and the transactions contemplated hereby.

(b)           Except as set forth on Schedule 5.8(b), from December 31, 2010 through the date of this Agreement, (i) the Business has been carried on and conducted, in all material respects, in the ordinary course of business and (ii) there has not been any change, effect, occurrence, development, state of circumstances, fact, condition or event that has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

Section 5.9  Compliance with the Laws.  Except as set forth on Schedule 5.9, (a) the Business is not being conducted in any material respect in violation of any Laws and (b) each of the Company and the Company Subsidiaries is, and for the past three (3) years, has been, in compliance in all material respects with all Laws applicable to it, its properties or other assets or its business or operations.  Except as set forth on Schedule 5.9, neither the Company nor any of the Company Subsidiaries has received, in past three (3) years, a notice or other written communication alleging or relating to a possible material violation of any Law applicable to it, its properties or other assets or its businesses or operations.

Section 5.10  Contracts.  (a) Schedule 5.10(a) sets forth a true and complete list of the following Contracts to which the Company or any Company Subsidiary is a party or to which their respective assets, property or business are bound or subject, or under which the Company or any Company Subsidiary has any outstanding rights or obligations (collectively, the Contracts listed on Schedule 5.10(a) are referred to herein as the “Material Contracts”):

(i)  any mortgage, loan agreement, indenture, note, security agreement, installment obligation or other instrument, agreement or arrangement for or relating to (A) any borrowing of money or (B) extending of credit in excess of $250,000, in each case, to or from the Company or any Company Subsidiary;

(ii)  any Contract with customers, excluding one-time purchase orders but including standing purchase orders, requiring annual payments in excess of $250,000;

(iii)  any guaranty, direct or indirect, primary or secondary, by the Company or any Company Subsidiary of any obligation for borrowings or otherwise in excess of $250,000, excluding endorsements made for collection in the ordinary course of business consistent with past practice;

(iv)  any Contract providing for the grant of any preferential rights to purchase or lease any of the assets of the Company or any Company Subsidiary;

(v)  any collective bargaining agreement with any labor union;

(vi)  employment agreements involving, in each case, aggregate annual salary and guaranteed bonus payments by the Company or any Company Subsidiary in excess of $250,000;

(vii)  real property or personal property leases involving, in each case, annual payments in excess of $250,000;

(viii)  any Contract requiring expenditures by the Company or any Company Subsidiary in an amount in excess of $250,000 per year and extending beyond two (2) years from the date hereof;

(ix)  any supply, distribution, or other similar Contract requiring payments to or from the Company or any Company Subsidiary in an amount in excess of $250,000 per year or any Contract requiring payments to or from the Company or any Company Subsidiary in an amount in excess of $250,000 per year;

(x)  any confidentiality or non-disclosure agreement that restricts the ability of the Company or any Company Subsidiary to make any disclosure or use of any information;

(xi)  any Contract containing noncompetition, non-solicitation or other limitations restricting the ability of the Company or any Company Subsidiary to compete with any Person or in any geographic area or to solicit the employees or customers of any Person;

(xii)  any Contract, agreement or understanding imposing any restriction or limitation on the sale or other transfer of any of the assets of the Company or any Company Subsidiary;

(xiii)  any joint venture Contracts, partnership agreements or material similar agreements involving the sharing of profits, losses, costs or liabilities;

(xiv)  any Contract with any director, officer or Affiliate of the Company or any Company Subsidiary;

(xv)  any Contract prohibiting the payment of dividends or distributions in respect of the capital stock of the Company or any Company Subsidiary, prohibiting the pledging of the capital stock or assets of the Company or any Company Subsidiary or prohibiting the issuance of guarantees or pledges by the Company or any Company Subsidiary;

(xvi)  any Contract that contain obligations of the Company or any Company Subsidiary secured by an Encumbrance on any asset of the Company or any Company Subsidiary (other than Permitted Encumbrances) or any Contract that relates to any hedging, derivatives or similar contracts or arrangements;

(xvii)  any Contract that obligates the Company or any Company Subsidiary to conduct business on an exclusive or preferential basis with any third Person;

(xviii)  any Contract related to an acquisition, divestiture, merger or similar transaction containing representations, covenants, indemnities or other obligations, including any “earnout” or other deferred or contingent consideration, entered into in the past three (3) years that individually resulted in, or could reasonably be expected to result in, payments under such Contract in each case in excess of $250,000; and

(xix)  any Contract to enter into any one of the foregoing.

(b)  As of the date hereof, (i) each Material Contract is valid, binding and in full force and effect, (ii) neither the Company nor any Company Subsidiary, and to the Knowledge of the Company, no other party thereto, is in breach of or default thereunder and (iii) no event or condition has occurred that, with or without notice, lapse of time or both, would violate, conflict with, result in a breach of any provision of or constitute a default (or an event which, with notice or lapse of time or both would become a default) under any such Material Contract, except in the case of each of clause (ii) and clause (iii), as would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect.  A true, correct and complete copy of each Material Contract has been made available by the Company to the Buyer.

Section 5.11  Litigation.  Except as set forth in Schedule 5.11, there are no material claims, actions or legal proceedings pending or, to the Knowledge of the Company, threatened in writing against the Company or any Company Subsidiary or any of their respective properties or assets before any Governmental Authority against or involving the Company or any Company Subsidiary.  Neither the Company nor any Company Subsidiary is subject to any material unsatisfied order, judgment, injunction, ruling, decision, award or decree of any Governmental Authority.

Section 5.12  Permits.  Schedule 5.12 sets forth for the Company and each Company Subsidiary all licenses, permits, authorizations, franchises and certifications of governmental authorities, registrations, waivers, privileges, exemptions, qualifications, quotas, certificates, filings, notices and permits held by the Company or any Company Subsidiary which are material to the Company and each Company Subsidiary for the lawful conduct of the Company’s and each Company Subsidiary’s businesses as presently conducted, or the lawful ownership of properties and assets or the operation of their businesses as conducted (collectively, “Permits”).  There are no other Permits required by the Company or any Subsidiary for the lawful conduct of the Company’s and each Company Subsidiary’s businesses as presently conducted, except for such Permits the failure of which to have would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect.  Except as disclosed on Schedule 5.12, (i) to the Knowledge of the Company, no suspension, revocation or invalidation of any such Permit is pending or has been threatened, (ii) all such Permits are in full force and effect and (iii) to the Knowledge of the Company, there has occurred no default under any Permit by the Company or such Company Subsidiary, except for such as would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect.

Section 5.13  Regulatory Compliance.  (a)  To the Knowledge of the Company, there is no actual or threatened enforcement action by the Food and Drug Administration (the “FDA”) or any other Governmental Authority that has jurisdiction over the operations of the Company and the Company Subsidiaries.  To the Knowledge of the Company, there is no reason to believe that the FDA or any other Governmental Authority is considering such action.

(b)  All material reports, documents, claims, permits and notices required to be filed, maintained or furnished to the FDA or any other Governmental Authority by the Company, the Company Subsidiaries, or, to the Knowledge of the Company, any Person that manufactures, develops, packages, processes, labels, tests or distributes Medical Devices (as defined below) pursuant to a development, commercialization, manufacturing, supply, testing or other collaboration arrangement with the Company or any Company Subsidiary (each, a “Partner”) have been so filed, maintained or furnished.  To the Knowledge of the Company, all such reports, documents, claims and notices were complete and accurate in all material respects on the date filed (or were corrected in or supplemented by a subsequent filing) such that no liability exists with respect to such filing.

(c)  Except as disclosed on Schedule 5.13(c), none of the Company, the Company Subsidiaries and, to the Knowledge of the Company, any Partner, has, in the past three (3) years, received any FDA Form 483, notice of adverse finding, Warning Letters, untitled letters or other correspondence or notice from the FDA or other Governmental Authority (i) alleging or asserting noncompliance with any applicable Laws or Permits and the Company has no Knowledge or reason to believe that the FDA or any other Governmental Authority is considering such action or (ii) contesting the investigational device exemption, premarket clearance or approval of, the uses of or the labeling or promotion of any Medical Devices.

(d)  No Permit issued to the Company, the Company Subsidiaries, or, to the Knowledge of the Company, any Partner, by the FDA or any other Governmental Authority has, in the past three (3) years, been limited, suspended or revoked and the Company has no Knowledge or reason to believe that the FDA or any other Governmental Authority is considering such action.

(e)  All preclinical animal testing and clinical trials being funded or conducted by, at the request of or on behalf of the Company or a Partner are listed on Schedule 5.13(e) and, to the Knowledge of the Company, are being conducted in material compliance with experimental protocols, procedures and controls, accepted professional scientific standards and applicable Law.  To the Knowledge of the Company, the descriptions of the studies, tests and preclinical and clinical trials listed on Schedule 5.13(e), including the related results and regulatory status are accurate and complete in all material respects.  The Company and the Company Subsidiaries have not received any written notices, correspondence or other communication from the FDA or any other Governmental Authority in the past three (3) years requiring the termination, suspension or material modification of any clinical trials conducted by, or on behalf of, the Company or any Company Subsidiary, or in which the Company or any Company Subsidiary has participated, and the Company has no Knowledge or reason to believe that the FDA or any other Governmental Authority is considering such action.

(f)  Each product or product candidate subject to the Federal Food, Drug and Cosmetic Act (including the rules and regulations of the FDA promulgated thereunder, the “FDCA”) or comparable Laws in any non-U.S. jurisdiction that has been developed, manufactured, test distributed or marked by or on behalf of the Company or any Company Subsidiary (each such product or product candidate, a “Medical Device”), is being or has been developed, manufactured, tested, distributed and marketed in compliance with all applicable requirements under the FDCA and comparable Laws in any non-U.S. jurisdiction, including those relating to investigational use, premarket clearance or approval, registration and listing, good manufacturing practices, good clinical practices, good laboratory practices, labeling, advertising, record keeping and filing of required reports.  In addition, the Company, the Company Subsidiaries, and, to the Knowledge of the Company, the Partners, are in material compliance with all other applicable FDA requirements and all other applicable Laws.

(g)  Except as listed on Schedule 5.13(g), since January 1, 2007, the Company and the Company Subsidiaries have not either voluntarily or involuntarily initiated,

conducted or issued, or caused to be initiated, conducted or issued, any recall, field notifications, field corrections, market withdrawal or replacement, safety alert, warning, “dear doctor” letter, investigator notice, safety alert or other notice or action relating to an alleged lack of safety, efficacy or regulatory compliance of any product.  The Company and the Company Subsidiaries are not aware of any facts which are reasonably likely to cause (i) the recall, market withdrawal or replacement of any product sold or intended to be sold by the Company or the Company Subsidiaries; (ii) a change in the marketing classification or a material change in the labeling of any such products, or (iii) a termination or suspension of the marketing of such products.

(h)  Neither the Company nor any Company Subsidiary has received any written notice that the FDA or any other Governmental Authority has (i) commenced, or threatened to initiate, any action to withdraw its investigational device exemption, premarket clearance or premarket approval or request the recall of any Medical Device, (ii) commenced, or threatened to initiate, any action to enjoin manufacture or distribution of any Medical Device or (c) commenced, or threatened to initiate, any action to enjoin the manufacture or distribution of any Medical Device produced at any facility where any Medical Device is manufactured, tested, processed, packaged or held for sale.

(i)  Except as set forth on Schedule 5.13(i), the Company and the Company Subsidiaries are, and in the past three (3) years have been, in material compliance with federal or state criminal or civil Laws (including the federal Anti-Kickback Statute (42 U.S.C. §1320a-7(b)), Stark Law (42 U.S.C. §1395nn), False Claims Act (42 U.S.C. §1320a-7b(a)), Health Insurance Portability and Accountability Act of 1996 (42 U.S.C. §1320d et seq) and any comparable state or local laws), and the regulations promulgated pursuant to such Laws, or which are cause for civil or criminal penalties or mandatory or permissive exclusion from Medicare (Title XVIII of the Social Security Act), Medicaid (Title XIX of the Social Security Act) or any other state or federal health care program (each, a “Program”).  There is no civil, criminal, administrative or other action, suit, demand, claim, hearing, investigation, proceeding, notice or demand (a “Proceeding”) (i) excluding any sealed Proceeding, pending or received, (ii) in the case of a sealed Proceeding, to the Knowledge of the Company, pending or received, or (iii) in the case of any Proceeding, to the Knowledge of the Company, threatened, in each case against the Company or any Company Subsidiary, that could reasonably be expected to result in its exclusion from participation in any Program or other third party payment programs in which the Company or any Company Subsidiary participates.

Section 5.14  Product Liability.  Except as set forth on Schedule 5.14, to the Knowledge of the Company, no event has occurred or circumstance exists that could reasonably be expected to give rise to any Proceeding, claim or demand against the Company or any Company Subsidiary giving rise to any material Liability arising out of any injury to individuals or property as a result of the ownership, possession or use of any product of the Business manufactured, sold or delivered by the Company, any Company Subsidiary or any of the Company’s or any Company Subsidiary’s third party manufacturers.

Section 5.15  Insurance.  All material insurance policies (the “Insurance Policies”) with respect to the properties, assets, or business of the Company and the Company

Subsidiaries are in full force and effect and all premiums due and payable thereon have been paid in full.  Neither the Company nor any Company Subsidiary has received a written notice of cancellation or non-renewal of any Insurance Policy.

Section 5.16  Affiliate Transactions.  Except for employment relationships and compensation, benefits, travel advances and employee loans in the ordinary course of business or as disclosed on Schedule 5.16, neither the Company nor any Company Subsidiary is a party to any agreement with, or involving the making of any payment or transfer of assets to, the Sellers, any officer or director of any Seller, any Affiliate of any Seller or any officer or director of the Company or any Company Subsidiary.

Section 5.17  Customers and Suppliers.  (a) Schedule 5.17(a) lists the ten (10) most significant customers of the Company and the Company Subsidiaries, on the basis of revenues for goods sold or services provided for the most recently completed fiscal year.  Neither the Company nor any of the Company Subsidiaries has received any notice or has any reason to believe that any customer listed in Schedule 5.17(a) has ceased, or will cease, to use the products, equipment, goods or services of the Company or any Company Subsidiary, as applicable, or has substantially reduced, or will substantially reduce, the use of such products, equipment, goods or services at any time.

(b)  Schedule 5.17(b) lists the ten (10) most significant vendors or suppliers of raw materials, supplies, merchandise and other goods to the Company and the Company Subsidiaries, on the basis of cost of goods or services purchased for the most recently completed fiscal year.  Neither the Company nor any of the Company Subsidiaries has received any notice or has any reasonable basis to believe, that any such vendor or supplier will not sell raw materials, supplies, merchandise or other goods to Buyer following the Closing Date on terms and conditions substantially similar to those used in its current sales to the Company or any Company Subsidiary, as applicable, subject only to general and customary price increases, and subject to the terms of any agreement with such vendor or supplier, including the expiration date of any such agreement.  To the Knowledge of the Company, no such customer, vendor or supplier is insolvent or is contemplating a bankruptcy filing.

Section 5.18  Brokers.  Except as set forth on Schedule 5.18, no broker, finder or similar intermediary has acted for or on behalf of the Company or any Company Subsidiary in connection with this Agreement or the transactions contemplated hereby, and no broker, finder, agent, attorney or similar intermediary is entitled to any broker’s, finder’s, success or similar fee or other commission or payment in connection therewith based on any agreement with the Company or any Company Subsidiary or any action taken by the Company or any Company Subsidiary.  The Company has provided the Buyer with a true and complete copy of all such agreements.

Section 5.19  Prohibited Payments.  To the Knowledge of the Company, none of the Company, any of the Company Subsidiaries or any of their respective directors, officers, agents, employees or other Persons associated with them or acting on their behalf has (i) used any Company or any Company Subsidiary funds for any unlawful contribution, gift, entertainment or other unlawful expenses relating to political activity; (ii) made any direct or indirect unlawful payment to any foreign or domestic government official or employee from Company or any Company Subsidiary funds; (iii) violated or is in violation of any provision of the Foreign Corrupt Practices Act of 1977 in respect of any action taken on behalf of the Company or any Company Subsidiary; or (iv) made any bribe, rebate, payoff, influence payment, kickback or other unlawful payment on behalf of the Company or any Company Subsidiary.

Section 5.20  Real Property.

(a)  Owned Real Property.  (i) Schedule 5.20(a)(i) contains a list of all real property owned by the Company or the Company Subsidiaries (together with all improvements located therein and all appurtenances related thereto, the “Owned Real Property”), and properly identifies the applicable owner and use of each parcel of Owned Real Property.

(ii)  Except as set forth in Schedule 5.20(a)(ii), the Company or the Company Subsidiaries has fee title to each parcel of Owned Real Property free and clear of all liens, except (A) Permitted Encumbrances, (B) zoning and building restrictions, and (C) leases under which the Company or any Company Subsidiary is lessor disclosed on Schedule 5.20(a)(ii) (the “Owned Property Leases”).  True and complete copies of the Owned Property Leases, if any, have previously been delivered to Buyer by the Company or the Sellers’ Representative.

(iii)  Except as disclosed on Schedule 5.20(a)(iii), to the Knowledge of the Company, all buildings, structures, improvements and fixtures located on, under, over or within the Owned Real Property, are in good operating condition and repair.

(iv)  To the Knowledge of the Company, no condemnation or eminent domain proceeding against any part of any Owned Real Property is pending or threatened.

(b)  The Company and the Company Subsidiaries, as applicable, have valid leasehold interests in the real property specified on Schedule 5.20(b) under the heading “Leased Properties” (the “Leased Real Property”) subject only to Permitted Encumbrances.  Schedule 5.20(b) contains a complete and accurate list of all real property leased as lessee, including all subleases, licenses, and other arrangements relating to the use or occupancy of real property, together with all amendments, modifications and side letters and supplements thereto (collectively, the “Leases”), by the Company and the Company Subsidiaries, as applicable, including the address of the Leased Real Property, the lessor, the lessee, the date, the term and the base rent for all such Leases.  True and complete copies of the Leases have previously been delivered to the Buyer.  Neither the Company nor any Company Subsidiary, as applicable, has received notice of any conditions, which, if left uncured, would constitute a material breach of any material provision under the Leases to which each such entity is a party and all such Leases are binding and in full force and effect and, to the Knowledge of the Company, there are no outstanding material defaults or circumstances which, upon the giving of notice or passage of time or both, would constitute a material default or breach of any material provision by either party under any Lease.  Except as set forth on Schedule 5.20(b), the Company holds the leasehold estate in each Leased Real Property free and clear of all Encumbrances (except Permitted Encumbrances).  Either the Company or the Company’s Subsidiaries is now in possession of the applicable Leased Real Property.

Section 5.21  Taxes.  (a) Except as set forth on Schedule 5.21(a), (i) the Company and each Company Subsidiary have timely filed (or, with respect to Tax Returns due between the date of this Agreement and the Closing Date, will timely file) all material Tax Returns required to be filed by them, and all such Tax Returns are (or, in the case of such Tax Returns that are not yet filed, will be) true, complete and correct in all material respects, (ii) all material amounts of Taxes of the Company and the Company Subsidiaries (whether or not such Taxes are shown or required to be shown on a Tax Return) have been (or, in the case of Taxes the due date for payment of which is between the date of this Agreement and the Closing Date, will be) timely paid in full, (iii) the Company and the Company Subsidiaries have withheld and paid over to the appropriate Governmental Authorities all amounts of Taxes required to have been withheld and paid over by them, and have complied with all information reporting and backup withholding requirements in connection with amounts paid or owing to any employee, creditor, independent contractor or other Person, (iv) neither the Company nor any Company Subsidiary has received written notice that any Tax audit, investigation or administrative or judicial proceeding is pending or in progress or, to the Knowledge of the Company, has been threatened with respect to the Company or any Company Subsidiary, and no written notice of an intent to conduct any such audit, investigation or proceeding has been received by the Company or any Company Subsidiary, (v) the relevant statute of limitations is closed with respect to the federal and material state income and franchise Tax Returns of the Company and each of the Company Subsidiaries for all taxable periods ending on or before December 31, 2007, and (vi) the unpaid Taxes of the Company and the Company Subsidiaries (A) did not, as of the date of the most recent consolidated balance sheet in the Financial Statements, exceed the reserve for Liabilities for Taxes (excluding any reserve for deferred Taxes established to reflect timing differences between book and taxable income) shown on the face of the Financial Statements (excluding any notes thereto), and (B) do not exceed that reserve as adjusted for the passage of time through the Closing Date in accordance with the past customs and practices of the Company and the Company Subsidiaries in filing Tax Returns.

(b)  Except as set forth on Schedule 5.21(b), no claim has been made in writing by a Taxing Authority in a jurisdiction in which the Company or any Company Subsidiary does not file Tax Returns that such Person is or may be subject to taxation by such jurisdiction.

(c)  Except as set forth on Schedule 5.21(c), neither the Company nor any Company Subsidiary (i) is or has been a member of an Affiliated Group (other than any such group of which the Company is the common parent), (ii) is a party to, or is bound by, any Tax allocation, sharing, indemnity or other similar agreement, arrangement, understanding or practice with respect to Taxes (excluding any agreement, arrangement, understanding or practice existing solely between or among the Company and any Company Subsidiaries and any customary indemnity in respect of Taxes contained in any lease, financing, acquisition, combination, sale or disposition agreement), (iii) is liable for the Taxes of another Person as a transferee or successor, by contract or indemnity or otherwise, (iv) has been party to any “reportable transaction”, other than any “loss transaction”, each, as defined in Treasury Regulation Section 1.6011-4 or subject to any similar provision of state, local or foreign

Law, (v) will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date, in each case, as a result of an action taken on or prior to the Closing Date, including a change in method of accounting under Section 481 of the Code (or any similar provision of state, local or foreign Law) or a “closing agreement” as described in Section 7121 of the Code (or any similar provision of state, local or foreign Law) entered into on or prior to the Closing Date or (vi) has any deferred gain or loss arising out of any deferred intercompany transactions, as described in Treasury Regulation Section 1.1502-13, or, in the case of any Company Subsidiary, has an excess loss account in its stock, as described in Treasury Regulation Section 1.1502-19.

(d)  The Financial Statements comply with the requirements of the Financial Accounting Standards Board (“FASB”) Interpretation No. 48 (Accounting for Uncertainty in Income Taxes), as codified in FASB SAC 740 (“FIN 48”).  The Tax Returns of the Company and each Company Subsidiary have disclosed any Tax positions that, if not disclosed, could give rise to penalties under Section 6662 of the Code (or any similar provision of state, local or foreign Law).  The Company has authorized access to Buyer to copies of the work papers of the outside auditors of the Company with respect to income Tax and other material Tax matters of the Company and the Company Subsidiaries.  For taxable periods commencing after December 31, 2007, the Company has delivered (by way of posting such materials in the Company’s electronic data room or otherwise) or made available to the Buyer upon the Buyer’s request complete and correct copies of all (i) income, franchise and other material Tax Returns filed by or with respect to the Company or any Company Subsidiary, and (ii) Tax rulings, revenue agent reports, settlement agreements and “closing agreements” as described in Section 7121 of the Code (or any similar provision of state, local or foreign Law) submitted by, received by or agreed to by or on behalf of, and all judicial determinations rendered with respect to, the Company or any Company Subsidiary.  Schedule 5.21(d) sets forth all of the income and franchise Tax Returns filed by or with respect to the Company or any Company Subsidiary for taxable periods commencing after December 31, 2007 (identifying those Tax Returns that were posted in the Company’s electronic data room).

(e)  The representations and warranties set forth in this Section 5.21 and, to the extent applicable, in Section 5.22, constitute the only representations and warranties of the Company with respect to Tax matters.

Section 5.22  Employee Benefit Plans.  (a) Schedule 5.22(a) includes a true and complete list of all Benefit Plans currently maintained or contributed to by the Company or any Company Subsidiary (collectively, the “Company Benefit Plans”).

(b)  With respect to each Company Benefit Plan, except as set forth on Schedule 5.22(b): (i) each Company Benefit Plan intended to be qualified under Section 401(a) of the Code has received a favorable determination or opinion letter (or is entitled to rely on the letter of a prototype or volume submitter plan, as applicable), which has not been revoked, from the IRS that any such plan is tax-qualified and that each trust created thereunder has been determined by the IRS to be exempt from federal income tax under Code Section 501(a), and to the Knowledge of the Company, nothing has occurred or is reasonably expected to occur through the Closing which would cause the loss of such qualification, (ii) no Company Benefit Plan is or was a “defined benefit plan” as defined in Section 3(35) of ERISA or a pension plan subject to the funding standards of Section 302 of ERISA or Section 412 of the Code, (iii) no reportable event (within the meaning of Section 4043 of ERISA) has occurred within the past six (6) years that could reasonably be expected to result in a material liability to the Company or the Company Subsidiaries taken as a whole, (iv) there has been no termination or partial termination of any Company Benefit Plan which is a defined benefit plan within the meaning of Code Section 411(d)(3), and (v) the Company does not participate currently in, and has never participated in, and is not required currently, and has never been required to, contribute to or otherwise participate in any plan, program, or arrangement subject to Title IV or ERISA or Section 412 of the Code.

(c)  The Sellers’ Representative has provided or made available to the Buyer true and complete copies of (i) each Company Benefit Plan, including any related trust agreement or other funding instrument, (ii) the most recent summary plan description and summaries of material modifications for each Company Benefit Plan for which such a summary plan description is required, (iii) the most recent determination letters from the IRS with respect to each Company Benefit Plan, if applicable, (iv) the most recent Form 5500 for each Company Benefit Plan and audited financial statements (if such form or statement is required or applicable), (v) the most recent financial statements, the most recent actuarial reports, all agreements or Contracts with any investment manager or investment advisor with respect to any Company Benefit Plan, and (vi) any insurance policy currently in effect related to any Company Benefit Plan.  In the case of any material unwritten Company Benefit Plan, a written description of such plan, program or arrangement has been furnished or made available to the Buyer.

(d)  Except as set forth in Schedule 5.22(d), neither the Company nor any Company Subsidiary participate currently in and have participated in and are required currently and have been required to contribute to or otherwise participate in any Multiemployer Plan, or any “multiple employer plan” within the meaning of Section 210(a) of ERISA or Section 413(c) of the Code.  Further, no Company Benefit Plan is a multiple employer welfare arrangement as defined in Section 3(40) of ERISA.

(e)  There is no material unsatisfied Liability that has been incurred by the Company or any Company Subsidiary or, to the Knowledge of the Company, any other entity that would be aggregated with the Company under Code Section 414(b), (c), (m) or (o) under Title IV of ERISA to any party with respect to any Company Benefit Plan, or with respect to any other “employee benefit plan” as defined in Section 3(3) of ERISA presently or heretofore maintained or contributed to within the past six (6) years by the Company or the Company Subsidiaries.

(f)  Each Company Benefit Plan has been administered in all material respects in accordance with its terms, and has been administered in material compliance with all applicable provisions of ERISA, the Code, and all other applicable Laws.

(g)  Except as provided in Schedule 5.22(g), neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (either alone or in combination with another event contemplated by this Agreement) (i) result in any material payment becoming due under a “change in control” (as defined in Section 280G of the Code), or increase the amount of any compensation due, to any current or former employee of Company, (ii) materially increase any benefits otherwise payable under any Company Benefit Plan, or (iii) except as contemplated under this Agreement, result in the acceleration of the time of payment or vesting of any such compensation or benefits.  Except as provided in Schedule 5.22(g), the Company has not made any payments, and is not and will not become obligated under any contract, agreement, plan, or arrangement (or combinations thereof) entered into on or before the Closing Date to make any payments, that, individually or collectively, will be non-deductible under Code Sections 280G or 162(m) of the Code or subject to the excise Tax under Code Section 4999 or that would give rise to any obligation to indemnify any Person for any excise Tax payable pursuant to Code Section 4999.

(h)  With respect to each Company Benefit Plan:  (i) no material non-routine audits, proceedings, claims or demands are pending with any Governmental Authority including the IRS and the Department of Labor, (ii) no material litigation, actions, suits, claims, disputes or other proceedings (other than routine claims for benefits) are pending or, to the Knowledge of the Company, have been asserted against any Company Benefit Plan, the trustee or fiduciary of such plan, or the Company with respect to such plan in the past six (6) years, (iii) all reports, returns and similar documents required to be filed with any Governmental Authority have been duly or timely filed, (iv) no “prohibited transactions”, within the meaning of ERISA or the Code, or, to the Knowledge of the Company, breach of any duty imposed on “fiduciaries” pursuant to ERISA has occurred in the past six (6) years, and (v) all required payments, premiums, contributions, reimbursements or accruals for all periods in the past six (6) years ending prior to the Closing shall have been made or properly accrued on the Financial Statements or will be properly accrued on the books and records of the Company as of the Closing, and in the case of clause (iii), (iv) and (v), except as would not reasonably be expected to be, individually or in the aggregate, material to the Company and the Company Subsidiaries, taken as a whole.

(i)  The Company and each Company Benefit Plan that qualifies as a group health plan under the applicable statute is in material compliance, to the extent applicable, with (i) the notice and continuation of coverage requirements of Section 4980B of the Code, and the regulations thereunder and (ii) Part 6 of Title I of ERISA.

(j)  Any Company Benefit Plan that is a “nonqualified deferred compensation plan” (as defined in Code Section 409A) that is subject to Code Section 409A has, since January 1, 2007, been operated in a manner intended to be in good faith compliance with the requirements of Code Section 409A, except for any instances of noncompliance that would not reasonably be expected to be individually or in the aggregate material to the Company and the Company Subsidiaries, taken as a whole.

Section 5.23  Labor and Employment Matters.  (a)  Neither the Company nor any of its Subsidiaries is a party to any labor or collective bargaining agreement or other agreement with a labor union and there are no such agreements which pertain to or cover employees of the Company or any of its Subsidiaries.  No current employees of the Company or any of its Subsidiaries (the “Employees”) are represented by any labor organization.  No labor organization or group of Employees has made a pending demand for recognition of a bargaining representative, and there are no representation proceedings or petitions seeking a representation proceeding presently pending or, to the Knowledge of the Company, threatened to be brought or filed, with the National Labor Relations Board or other labor relations tribunal.  There is no organizing activity involving the Company or any of its Subsidiaries pending or, to the Knowledge of the Company, threatened by any labor organization or group of Employees.

(b)  There are no outstanding (i) strikes, work stoppages, slowdowns, lockouts or arbitrations or (ii) material grievances or other labor disputes pending or, to the Knowledge of the Company, threatened against or involving the Company or any of its Subsidiaries.  There are no unfair labor practice charges, material grievances or material complaints pending or, to the Knowledge of the Company or the knowledge of the Sellers, threatened by or on behalf of any Employee or group of Employees.

(c)  There are no material complaints, charges or claims against the Company or any of its Subsidiaries pending or, to the Knowledge of the Company, threatened that could be brought or filed, with any Governmental Authority based on, arising out of, in connection with or otherwise relating to the employment or termination of employment of or failure to employ, any individual.  Each of the Company and its Subsidiaries is in material compliance with all Laws relating to the employment of labor, including all such Laws relating to wages, hours, WARN and any similar state or local “mass layoff” or “plant closing” Law, collective bargaining, discrimination, civil rights, safety and health, workers’ compensation.  There has been no “mass layoff” or “plant closing” (as defined by WARN) with respect to the Company or any of its Subsidiaries within the six (6) months prior to Closing.

(d)  The Company has not incurred any Liability under the Worker Adjustment and Retraining Notification Act (“WARN”) or any similar state or local law within the last six (6) months which remains unsatisfied.

Section 5.24  Environmental Compliance.  Except as set forth on Schedule 5.24, (a) the Company and the Company Subsidiaries, and their respective Business operations, are in material compliance with all Environmental Laws; (b) the Business and the Owned Real Property and the Leased Real Property and any other properties, manufacturing facilities, or other facilities operated by the Company or any Company Subsidiary, and, to the Knowledge of the Company, all properties, manufacturing facilities, or other facilities that the Company or any of the Company Subsidiaries formerly owned, leased, or operated, do not require material investigation or remediation pursuant to any Environmental Laws and are not subject to any lien or other Encumbrance pursuant to any Environmental Laws, in each case, in a manner or to an extent that could give rise to material liability for the Company or any Company Subsidiary; (c) the Company and the Company Subsidiaries possess and are in material compliance with all Permits required under Environmental Laws for the conduct of their respective activities and Business; (d) neither (i) the Company or any Company Subsidiaries, (ii) nor, to the Knowledge of the Company, any predecessors of the Company or Company Subsidiaries, (iii) nor, to the Knowledge of the Company, any entity previously owned by the Company or any Company Subsidiaries, has transported or arranged for the treatment, storage, handling, disposal or transportation of any Hazardous Material at or to any third-party location, in each case, in a manner or to an extent that is reasonably likely to result in a material claim or any other material Liability for the Company or any Company Subsidiary under any Environmental Law; (e) neither the Company nor any Company Subsidiary has, either expressly or by operation of applicable Law, assumed or undertaken, or agreed to assume or undertake, responsibility for any material liability or obligation of any other Person arising under or relating to Environmental Laws; (f) there are no unresolved orders, decrees, judgments or settlements, material claims, actions, suits, arbitrations, litigations or legal proceedings pending or, to the Knowledge of the Company, threatened against the Company or any Company Subsidiary alleging a material violation of or material Liability for the Company or any Company Subsidiary under any Environmental Laws; and (g) the Company has provided the Buyer with all material environmental site assessments and other material environmental reports, audits and documents reasonably available to the Company and in its possession related to compliance by the Company and each of the Company Subsidiaries with Environmental Laws or actual or potential Liabilities under Environmental Laws of the Company and each of the Company Subsidiaries.

Section 5.25  Intellectual Property.  (a) Schedule 5.25(a) sets forth a complete and correct list of all registrations, issuances, filings and applications for all Intellectual Property Rights (as defined below) filed by, or issued or registered to, the Company or the Company Subsidiaries and all material license agreements relating to Intellectual Property Rights to which the Company or any Company Subsidiary is a party (other than licenses for “off-the-shelf” or other software widely available on generally standard terms and conditions) (each such license, an “IP License”).

(b)  Except as set forth on Schedule 5.25(b), the Company or the Company Subsidiaries, as applicable, exclusively owns, or possesses licenses or other rights to use, all patents, trademarks and service marks (registered or unregistered), trade names (including the Company’s and each Company Subsidiary’s corporate name and logo), uniform resource locators and Internet domain names, copyright applications and registrations therefor, unregistered copyrights, computer software programs, industrial designs, inventions, invention disclosures, business methods, electronic databases, trade secrets and other intellectual property, whether or not subject to statutory registration or protection, which are material to the conduct of the business of the Company and the Company Subsidiaries, taken as a whole (the “Intellectual Property Rights”), free and clear of any Encumbrances, including governmental rights, other than Permitted Encumbrances.  To the Company’s knowledge, all employees and contractors of the Company or the Company Subsidiaries, as applicable, who created or developed any Intellectual Property Rights for the Company or the Company Subsidiaries that are necessary to the business of the Company or the Company Subsidiaries have signed agreements containing assignment of Intellectual Property Rights to the Company or the Company Subsidiaries, and obligations of confidentiality.  Each IP License to which the Company or any Company Subsidiary is a party (i) is a legal and binding obligation of the Company or such Company Subsidiary, as applicable, and, to the Knowledge of the Company, the other relevant parties thereto, (ii) is in full force and effect and (iii) none of the Company, any Company Subsidiary, nor, to the Knowledge of the Company, any other party thereto, is in default in the performance, payment of royalties, observance or fulfillment of any obligation, covenant or condition contained in any IP License.

(c)  To the Company’s knowledge, all Intellectual Property Rights necessary in the conduct of its business are valid, subsisting, enforceable and transferable without restriction or loss of any rights or license due to change of control, and are in compliance with all legal requirements, filings, and payments of maintenance fees and other actions that are required to maintain such Intellectual Property Rights in full force and effect; the Company has taken reasonable steps to maintain the confidentiality of and otherwise protect and enforce its rights in all trade secrets owned by the Company or any Company Subsidiary that are necessary in the business of the Company or any Company Subsidiary; and the validity of the Intellectual Property Rights and the title or rights to use thereof is not being challenged in any litigation, reexamination, opposition, cancellation, or any other proceeding, nor to the Knowledge of the Company, has any such litigation, reexamination, opposition, cancellation, or other proceeding been threatened.

(d)  Except as set forth on Schedule 5.25(d), to the Knowledge of the Company, no Person is infringing upon or violating any of the Intellectual Property Rights owned by the Company or any Company Subsidiary, and the manufacture, marketing, license, distribution, sale and use of products sold by the Company or any such Company Subsidiary, as applicable, does not violate any IP License or the Intellectual Property Rights of any third party, nor has any litigation alleging infringement, misappropriation, or other violation of the Intellectual Property Rights of any third party by the manufacture, marketing, license, distribution, sale and use of products sold by the Company or any such Company Subsidiary, as applicable, been instituted, nor to the Knowledge of the Company, is any such litigation threatened.

Section 5.26  Exclusivity of Representations.  The representations and warranties made by the Company in Article V and Section 7.13 of this Agreement are the exclusive representations and warranties made by the Company.  The Company hereby disclaims any other express or implied representations or warranties.

ARTICLE VI

REPRESENTATIONS AND WARRANTIES OF THE BUYER

Except as set forth on the Disclosure Schedules or as otherwise disclosed in the Buyer SEC Reports filed or furnished prior to the date of this Agreement (but excluding any risk factor disclosures contained under the heading “Risk Factors,” any disclosure of risks included in any “forward-looking statements” disclaimer or any other statements that are similarly non-specific or predictive or forward-looking in nature, in each case, other than any specific factual information contained therein), the Buyer represents and warrants to the Company and the Sellers as follows:

Section 6.1 Organization.  The Buyer is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware.  The Buyer has all requisite corporate power and authority to own, lease and operate its properties and carry on its business as presently owned or conducted, except where the failure to be so organized, existing and in good standing or to have such power or authority would not, individually or in the aggregate, reasonably be expected to be material to the Buyer.  The Buyer has been qualified, licensed or registered to transact business as a foreign corporation and is in good standing (or the equivalent thereof) in each jurisdiction in which the ownership or lease of property or the conduct of its business requires such qualification, license or registration, except where the failure to be so qualified, licensed or registered or in good standing (or the equivalent thereof) would not, individually or in the aggregate, reasonably be expected to have a Buyer Material Adverse Effect.  The Buyer has delivered to the Company true and correct copies of the charter and by-laws for the Buyer.

Section 6.2  Capitalization.  (a) Schedule 6.2(a) sets forth a complete and accurate list of the authorized and, as of the date hereof, issued and outstanding capital stock of the Buyer.  The Buyer has no shares of its capital stock reflected on the books and records of the Buyer as treasury shares.  All of the issued and outstanding shares of capital stock of the Buyer are duly authorized, validly issued, fully paid and non-assessable and free of any preemptive rights in respect thereto.

(b)  Except as set forth on Schedule 6.2(b), there are no other shares of capital stock or other Equity Interests of the Buyer authorized, issued, reserved for issuance or outstanding and no outstanding or authorized options, warrants, convertible or exchangeable securities, subscriptions, rights (including any preemptive rights), calls or commitments of any character whatsoever, relating to the capital stock of, or other Equity Interests in, the Buyer, to which the Buyer is a party or is bound requiring the issuance, delivery or sale of shares of capital stock of the Buyer.  There are no outstanding or authorized stock appreciation, phantom stock, profit participation or similar rights with respect to the capital stock of, or other Equity Interests in, the Buyer to which the Buyer is a party or is bound.  The Buyer has no authorized or outstanding bonds, debentures, notes or other indebtedness the holders of which have the right to vote (or which is convertible into, exchangeable for, or evidencing the right to subscribe for or acquire securities having the right to vote).  There are no Contracts to which the Buyer is a party or by which it is bound to (i) repurchase, redeem or otherwise acquire any shares of capital stock of, or other Equity Interests in, the Buyer or (ii) vote or dispose of any shares of capital stock of, or other Equity Interests in, the Buyer.  There are no irrevocable proxies and no voting agreements with respect to any shares of capital stock of, or other Equity Interests in, the Buyer.

(c)  Except as set forth on Schedule 6.2(c), the Buyer is not a party to any voting trust or other shareholder agreement that contains restrictions, limitations, requirements or otherwise relates to the voting, redemption, sale, issuance, transfer, registration, preemptive or anti-dilutive rights or other disposition of the capital stock of the Buyer.

Section 6.3  Binding Obligation.  Except for the approval by the stockholders of the Buyer of the issuance of the Buyer Common Stock pursuant to this Agreement by a majority of the votes cast on the proposal in accordance with NASDAQ Rule 5635 (the “Buyer Stockholder Approval”), the Buyer has all requisite corporate authority and power to execute, deliver and perform this Agreement and to consummate the transactions contemplated hereby.  Except for the Buyer Stockholder Approval, this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action on the part of the Buyer and no other corporate proceedings on the part of the

Buyer are necessary to authorize the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby by the Buyer.  This Agreement has been duly executed and delivered by the Buyer and, assuming that this Agreement constitutes the legal, valid and binding obligations of the Sellers and the Company, constitutes the legal, valid and binding obligations of the Buyer, enforceable against the Buyer in accordance with its terms, except to the extent that the enforceability thereof may be limited by (i) applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or similar laws from time to time in effect affecting generally the enforcement of creditors’ rights and remedies, and (ii) general principles of equity.

Section 6.4  No Defaults, Conflicts or Change in Control.  The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby by the Buyer and performance by the Buyer of its obligations hereunder (i) do not result in any violation of the charter or by-laws or other constituent documents of the Buyer, (ii) except as set forth on Schedule 6.4(a), do not conflict with, or result in a breach of any of the terms or provisions of, or result in the creation or acceleration of any obligations under, or constitute a default under any material agreement or material instrument to which the Buyer is a party or by which it is bound or to which its properties may be subject, (iii) except as set forth in Schedule 6.4(b), do not constitute or give rise to a change in control, or like event, under the terms or provisions of any material agreement or material instrument to which the Buyer is a party or by which it is bound or to which its properties may be subject and (iv) except for applicable requirements under the HSR Act or similar foreign competition or Antitrust Laws, do not violate any existing Law applicable to the Buyer or any of its properties; provided, however, that no representation or warranty is made in the foregoing clauses (ii) and (iv) with respect to matters that would not, individually or in the aggregate, reasonably be expected to have a Buyer Material Adverse Effect, or materially impair the Buyer’s ability to effect the transactions contemplated hereby.

Section 6.5  No Governmental Authorization Required.  Except for applicable requirements of the HSR Act or similar foreign competition or Antitrust Laws, no authorization or approval or other action by, and no notice to or filing with, any Governmental Authority is required to be obtained or made by the Buyer in connection with the due execution, delivery and performance by the Buyer of this Agreement and the consummation by the Buyer of the transactions contemplated hereby; provided, however, that no representation and warranty is made with respect to authorizations, approvals, notices or filings with any Governmental Authority that, if not obtained or made, would not, individually or in the aggregate, reasonably be expected to have a Buyer Material Adverse Effect or materially impair the Buyer’s ability to consummate the transactions contemplated hereby.

Section 6.6  Buyer SEC Reports; Financial Statements.  (a)  Except as set forth on Schedule 6.6(a), the Buyer has filed or furnished, as applicable, on a timely basis all Buyer SEC Reports.  Each of the Buyer SEC Reports, at the time of its filing or being furnished complied in all material respects with the applicable requirements of the Exchange Act, the Securities Act and the Sarbanes-Oxley Act, and any rules and regulations promulgated thereunder applicable to the Buyer SEC Reports.  As of their respective dates (or, if amended prior to the date hereof, as of the date of such amendment), the Buyer SEC Reports did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading.  Each of the audited consolidated balance sheets, statements of income and statements of cash flows of the Buyer and its consolidated Subsidiaries included in or incorporated by reference into the Buyer SEC Reports (including any related notes and schedules) (the “Buyer Financial Statements”): (i) have been prepared in accordance with GAAP applied on a consistent basis during the periods involved; and (ii) present fairly, in all material respects, the Buyer’s and its consolidated Subsidiaries’ financial position as of the specified dates and the Buyer’s and its consolidated Subsidiaries’ results of operations and cash flows for the specified periods.  Except as set forth in this Section 6.6, the Buyer makes no representation or warranty whatsoever concerning the Buyer SEC Reports as of any time other than the time they were filed.

(b)  The Buyer maintains and has maintained a standard system of accounting established and administered in accordance with GAAP.  The Buyer maintains a system of internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain accountability for assets, (iii) access to assets is permitted only in accordance with management’s general or specific authorizations and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

(c)  In the past three (3) years, neither the Buyer, the Buyer’s Subsidiaries nor, to the Knowledge of the Buyer, any Representative of the Buyer or its Subsidiaries, has received or otherwise had or obtained knowledge of any complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of the Buyer or any of its Subsidiaries or their respective internal accounting controls, including any complaint, allegation, assertion or claim that the Buyer or any of its Subsidiaries has engaged in questionable accounting or auditing practices, in each case, that reasonably would be expected to result in a restatement to the Buyer Financial Statements.  In the past three (3) years, no attorney representing the Buyer or any of its Subsidiaries has reported evidence of a material violation of applicable securities laws, breach of fiduciary duty or similar violation by the Buyer or any of its Subsidiaries or any of their respective officers, directors, employees or agents to the Board of Directors (or similar body) or any committee thereof or to any director or officer of the Buyer or its Subsidiaries.  In the past three (3) years, neither the Buyer or any of its Subsidiaries has conducted an internal investigation regarding accounting practices or policies.

(d)  Neither the Buyer nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any joint venture or off-balance sheet partnership agreement (including any agreement or arrangement relating to any transaction or relationship between or among the Buyer and any of its Subsidiaries, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K of the SEC)).

Section 6.7  No Undisclosed Liabilities; Absence of Certain Changes or Events.  (a) The Buyer and the Buyer Subsidiaries do not have any Liabilities that would have been required in accordance with GAAP to be recorded in, reserved against or otherwise reflected on the balance sheet as of November 30, 2011 of the Buyer and its consolidated Subsidiaries included in or incorporated by reference into the Buyer SEC Reports and that were not so recorded, reserved against or reflected, other than (i) Liabilities incurred in the ordinary course of business after November 30, 2011 and (ii) Liabilities contemplated by this Agreement and the transactions contemplated hereby.

(b)           Since May 31, 2011, through the date of this Agreement, (i) the business of the Buyer has been carried on and conducted, in all material respects, in the ordinary course of business and (ii) there has not been any change, effect, occurrence, development, state of circumstances, fact, condition or event that has had or would reasonably be expected to have, individually or in the aggregate, a Buyer Material Adverse Effect.

Section 6.8  Compliance with the Laws.  Except as set forth on Schedule 6.8, (a) the business of the Buyer is not being conducted in any material respect in violation of any Laws and (b) each of the Buyer and its Subsidiaries is, and in the past three (3) years, has been, in compliance in all material respects with all Laws applicable to it, its properties or other assets or its business or operations.  Except as set forth on Schedule 6.8, neither the Buyer nor any of its Subsidiaries has received, in the past three (3) years, a notice or other written communication alleging or relating to a possible material violation of any Law applicable to it, its properties or other assets or its businesses or operations.

Section 6.9  Litigation.  There is no claim, action, suit or legal proceeding pending or to the Knowledge of the Buyer, threatened against the Buyer or any of its properties or rights, at law or in equity, before or by any court, arbitrator, panel or other Governmental Authority (each, an “Action”) that could adversely affect the ability of Buyer to consummate the transactions contemplated by this Agreement, and except as set forth in Schedule 6.9, there are no material Actions pending or, to the Knowledge of the Buyer, threatened in writing.  The Buyer is not subject to any material unsatisfied order, judgment, injunction, ruling, decision, award or decree arising out of any Action.

Section 6.10  Brokers.  Other than J.P. Morgan Chase & Co., no broker, finder or similar intermediary has acted for or on behalf of the Buyer in connection with this Agreement or the transactions contemplated hereby, and no broker, finder, agent, attorney or similar intermediary is entitled to any broker’s, finder’s, success or similar fee or other commission or payment in connection therewith based on any agreement with the Buyer or any action taken by the Buyer.  The Buyer has provided the Company and the Sellers with a true and complete copy of all such agreements.

Section 6.11  Financing.  Buyer has delivered to the Sellers true and complete fully executed copies of the commitment letter, dated as of the date hereof, by and among the Buyer, J.P. Morgan Securities LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated, KeyBank National Association, JPMorgan Chase Bank, N.A. and Bank of America, N.A., including all exhibits, schedules, annexes and amendments to such letter in effect as of the date of this Agreement (the “Commitment Letter”), pursuant to which and subject to the terms and conditions thereof each of the parties thereto (other than Buyer) have severally agreed to lend the amounts set forth therein (the provision of such funds as set forth therein, the “Financing”) for the purposes set forth in such Commitment Letter.  The Commitment Letter has not been amended, restated or otherwise modified or waived prior to the date of this Agreement, and the respective commitments contained in the Commitment Letter have not been withdrawn, modified or rescinded in any respect prior to the date of this Agreement.  As of the date of this Agreement, the Commitment Letter is in full force and effect and constitutes the legal, valid and binding obligation of each of Buyer and, to the Knowledge of Buyer, the other parties thereto.  Except for the fee letters relating to fees with respect to the Financing (true and complete copies of which have been provided to the Sellers except with respect to provisions that have been redacted as required by the lenders with respect to the Financing), as of the date hereof, there are no side letters or other agreements, contracts or arrangements relating to the Financing.  There are no conditions precedent, contingencies or “market flex” provisions related to the funding of the full amount of the Financing, other than as expressly set forth in the Commitment Letter.  Subject to the terms and conditions of the Commitment Letter, assuming the accuracy of the Company’s representations and warranties contained in Section 5.2(a) and assuming compliance by the Company in all material respects with its covenants contained in Section 7.1, the net proceeds contemplated from the Financing, together with other financial resources of Buyer including cash on hand and marketable securities of Buyer on the Closing Date, will, in the aggregate, be sufficient for the satisfaction of all of Buyer’s obligations under this Agreement, including the payment of any amounts required to be paid pursuant to Article II, and the payment of any debt required to be repaid in connection with the Closing and of all fees and expenses reasonably expected to be incurred in connection herewith.  As of the date of this Agreement, (i) (assuming the accuracy of the Company’s representations and warranties contained in Section 5.8 hereof) no event has occurred which would constitute a breach or default (or an event which with notice or lapse of time or both would constitute a default), or a failure of any condition, in each case, on the part of Buyer under the Commitment Letter or, to the Knowledge of Buyer, any other party to the Commitment Letter, and (ii) subject to the satisfaction of the conditions contained in Article VIII hereof, Buyer does not have any reason to believe that any of the conditions to the Financing will not be satisfied on a timely basis or that the Financing or any other funds necessary for the satisfaction of all of Buyer’s obligations under this Agreement and the payment of any debt required to be repaid in connection with the Closing and of all fees and expenses reasonably expected to be incurred in connection herewith will not be available to Buyer on the Closing Date.  Buyer has fully paid all commitment fees or other fees required to be paid prior to the date of this Agreement pursuant to the Commitment Letter.  Immediately after the Closing, the Buyer and the Buyer Subsidiaries, taken as a whole, will be solvent.

Section 6.12  Investment Purpose.  The Buyer will be purchasing the Shares for the purpose of investment and not with a view to, or for resale in connection with, the distribution thereof in violation of applicable federal, state or provincial securities laws.  The Buyer acknowledges that the sale of the Shares hereunder has not been registered under the Securities Act or any state securities laws, and that the Shares may not be sold, transferred, offered for sale, pledged, hypothecated, or otherwise disposed of without registration under the Securities Act, pursuant to an exemption from the Securities Act or in a transaction not subject thereto.  The Buyer represents that it is an “Accredited Investor” as that term is defined in Rule 501 of Regulation D of the Securities Act.

Section 6.13  Requisite Vote.  Except for the Buyer Stockholder Approval, no vote or consent of the holders of any class or series of capital stock of the Buyer is necessary to approve this Agreement or the transactions contemplated hereby.

Section 6.14  Amendment of Rights Agreement.  The Buyer has approved an amendment to the Rights Agreement, dated as of May 26, 2004, between the Buyer and Registrar & Transfer Company, as Rights Agent (the “Rights Plan”), which provides that the acquisition of the Buyer Common Stock pursuant to and on the terms contemplated by this Agreement shall not cause the Stockholders (as defined in the Stockholders Agreement) and any Permitted Transferees (as defined in the Stockholders Agreement) (to the extent such Permitted Transferees would be deemed to Beneficially Own (within the meaning of Section 1(e)(iii) of the Rights Plan) any Stockholder Shares (as defined in the Stockholders Agreement)) to be “Acquiring Persons” and neither (i) the approval, execution, delivery and performance of this Agreement and the consummation of the transactions contemplated thereby nor (ii) any transfer to a Permitted Transferee (to the extent such Permitted Transferee would be deemed to Beneficially Own (within the meaning of Section 1(e)(iii) of the Rights Plan) any Stockholder Shares) or any acquisition of Buyer Common Stock by any Stockholder or any Permitted Transferee, in each case, to the extent specifically permitted under the Stockholders Agreement, shall be deemed an “Acquisition Transaction”, in each case as such terms are defined in the Rights Plan.  Other than the Rights Plan, the Buyer is not a party to any anti-takeover plan or agreement.

Section 6.15  Regulatory Compliance.

(a)  Except as set forth on Schedule 6.15(a), to the Knowledge of the Buyer, there is (i) no actual or threatened enforcement action by the FDA or any other Governmental Authority that has jurisdiction over the operations of the Buyer and the Buyer Subsidiaries and (ii) no reason to believe that the FDA or any other Governmental Authority is considering such action.

(b)  Except as set forth on Schedule 6.15(b)(i), to the Knowledge of the Buyer, neither the FDA nor any Governmental Entity is considering limiting, suspending or revoking approvals, changing the labeling or otherwise taking action that may affect the manufacturing, distribution or marketing of the Buyer’s products.  Except as set forth on Schedule 6.15(b)(ii), the Buyer has not received any notices, information request letters, correspondence, orders or other communications from the FDA or any other Government Authority regarding new safety information, postmarketing clinical trials or studies or risk evaluation and mitigation strategies asserting that labeling changes, postmarketing trials, studies or other action will be required in order to ensure the safety of the Buyer’s products.  Except as set forth on Schedule 6.15(b)(i), the Buyer has not received any notices, information request letters, correspondence, orders or other communications from the FDA or any other Government Authority issuing, requiring or causing any product recall, seizure, detention, market withdrawal or replacement, safety alert, warning, “dear doctor” letter, investigator notice or other notice or action relating to an alleged lack of safety or efficacy of any product or product candidate or any manufacturing deficiencies, the Buyer has not taken any such action voluntarily and, to the Knowledge of the Buyer, neither the FDA nor any other Governmental Authority is considering such action.

(c)  Except as set forth on Schedule 6.15(c), the Buyer has fulfilled and performed its obligations required by the FDA regarding each product in all material respects, and no event has occurred that constitutes, or, to the Knowledge of the Buyer, condition or state of facts exists that could constitute, a breach or default under such obligations, or could limit Buyer’s ability to market products, including, without limitation, (i) the recall, seizure, detention, market withdrawal or replacement of any product sold or intended to be sold by the Buyer, (ii) a change in the marketing classification, or a material change in labeling, of any such products or (iii) a termination, seizure or suspension of marketing of any such products.  To the Knowledge of the Buyer, any third party that is a manufacturer or contractor for the Buyer is in compliance with all applicable Laws and all registrations insofar as they pertain to the manufacture of product components or products for the Buyer pursuant to such approvals.

(d)  Except as set forth on Schedule 6.15(d), each product or product candidate subject to the FDCA or comparable Laws in any non-U.S. jurisdiction that has been developed, manufactured, investigated, test distributed or marketed by or on behalf of the Buyer or a Buyer Subsidiary is being, or has been, developed, investigated, manufactured, tested, distributed and marketed in material compliance with all applicable requirements under the FDCA and comparable Laws in any non-U.S. jurisdiction, including those relating to investigational use, premarket clearance or approval, registration and listing, good manufacturing practices, good clinical practices, good laboratory practices, labeling, advertising, record keeping and filing of required reports.  Except as set forth on Schedule 6.15(d), the Buyer and the Buyer Subsidiaries are in material compliance with all other applicable FDA requirements and all other applicable Laws.

(e)  Except as set forth on Schedule 6.15(e), neither the Buyer nor any of the Buyer Subsidiaries have received any FDA Form 483, notice of adverse finding, Warning Letters, untitled letters or other correspondence or notice from the FDA or other Governmental Authority (i) alleging or asserting noncompliance with any applicable Laws or Permits and, to the Knowledge of the Buyer, there is reason to believe that the FDA or any other Governmental Authority is considering such action or (ii) contesting the investigational device exemption, premarket clearance or approval of, the uses of or the labeling or promotion of any Medical Devices.  Except as set forth on Schedule 6.15(e), the Buyer is not subject to, and has no reason to believe it will be subject to, any obligation arising under an administrative or regulatory action, FDA inspection, FDA warning letter, FDA notice of violation letter or other notice or communication, response, or commitment made to or with the FDA or any Governmental Authority.

(f)  Except as set forth on Schedule 6.15(f), all preclinical animal testing and clinical trials being funded or conducted by, at the request of or on behalf of the Buyer are being conducted in material compliance with experimental protocols, procedures and controls, accepted professional scientific standards and applicable Law.  The Buyer and the Buyer Subsidiaries have not received any notices or correspondence from the FDA or any other Governmental Authority since January 1, 2007 requiring the termination, suspension or material modification of any clinical trials conducted by, or on behalf of, the Buyer or the Buyer Subsidiaries, or in which the Buyer or any Buyer Subsidiary has participated, and, to the Knowledge of the Buyer, there is no reason to believe that FDA or any other Government Authority is considering such an action.

(g)  Except as set forth on Schedule 6.15(g), the Buyer and the Buyer Subsidiaries are, and in the past three (3) years have been, in material compliance with federal or state criminal or civil Laws (including the federal Anti-Kickback Statute (42 U.S.C. §1320a-7(b)), Stark Law (42 U.S.C. §1395nn), False Claims Act (42 U.S.C. §1320a-7b(a)), Health Insurance Portability and Accountability Act of 1996 (42 U.S.C. §1320d et seq) and any comparable state or local laws), and the regulations promulgated pursuant to such Laws, or which are cause for civil or criminal penalties or mandatory or permissive exclusion from any Program.  There is no Proceeding (i) excluding any sealed Proceeding, pending or received, (ii) in the case of a sealed Proceeding, to the Knowledge of the Buyer, pending or received, or (iii) in the case of any Proceeding, to the Knowledge of the Buyer, threatened, in each case against the Buyer or any Buyer Subsidiary, that could reasonably be expected to result in its exclusion from participation in any Program or other third party payment programs in which the Buyer or any Buyer Subsidiary participates.

Section 6.16  Taxes.  Except as set forth on Schedule 6.16, (a) the Buyer and each of the Buyer Subsidiaries have timely filed (or, with respect to Tax Returns due between the date of this Agreement and the Closing Date, will timely file) all material Tax Returns required to be filed by them, and all such Tax Returns are (or, in the case of such Tax Returns that are not yet filed, will be) true, complete and correct in all material respects, (b) all material amounts of Taxes of the Buyer and the Buyer Subsidiaries (whether or not such Taxes are shown or required to be shown on a Tax Return) have been (or, in the case of Taxes the due date for payment of which is between the date of this Agreement and the Closing Date, will be) timely paid in full, (c) the Buyer and the Buyer Subsidiaries have withheld and paid over to the appropriate Governmental Authorities all material amounts of Taxes required to have been withheld and paid over by them, and have complied in all material respects with all information reporting and backup withholding requirements in connection with amounts paid or owing to any employee, creditor, independent contractor or other Person and (d) neither the Buyer nor any of the Buyer Subsidiaries has received written notice that any material Tax audit, investigation or administrative or judicial proceeding is pending or in progress or, to the Knowledge of the Buyer, has been threatened with respect to the Buyer or any of the Buyer Subsidiaries, and no written notice of an intent to conduct any such audit, investigation or proceeding has been received by the Buyer or any of the Buyer Subsidiaries.

Section 6.17  Exclusivity of Representations.  The representations and warranties made by the Buyer in Article VI and Section 7.13 of this Agreement are the exclusive representations and warranties made by the Buyer.  The Buyer hereby disclaims any other express or implied representations or warranties.

ARTICLE VII

COVENANTS

Unless this Agreement is terminated pursuant to Article IX, the parties hereto covenant and agree as follows:

Section 7.1  Conduct of Business of the Company.  Except as set forth in Schedule 7.1 or as permitted under clauses (a) through (o) of this Section 7.1, during the period from the date of this Agreement to the earlier of the Closing Date and the termination of this Agreement in accordance with Article IX, the Company shall, and shall cause the Company Subsidiaries to, conduct their respective business and operations in the ordinary course of business consistent with past practices and use its commercially reasonable efforts to preserve intact its business organizations, to retain the services of its officers and key employees and to preserve the goodwill of its material customers and suppliers, and, without the prior written consent of the Buyer (which consent shall not be unreasonably withheld, conditioned or delayed), to not undertake any of the following actions:

(a)  issue, sell or pledge, or authorize or propose the issuance, sale or pledge of (i) Equity Interests of any class of the Company (including the Shares) or any Company Subsidiary, or securities convertible into or exchangeable for any such Equity Interests, or any rights, warrants or options to acquire any such Equity Interests or other convertible securities of the Company or any Company Subsidiary, other than shares of capital stock issued pursuant to stock options that are outstanding, or which the Company has a binding obligation to issue, on the date hereof and any pledges pursuant to the terms of the Credit Agreement, or (ii) any other securities in respect of, in lieu of, or in substitution for Equity Securities of the Company (including the Shares) or any Company Subsidiary outstanding on the date hereof;

(b)  redeem, purchase or otherwise acquire any outstanding Equity Securities of the Company or any Company Subsidiary;

(c)  adopt any amendment to the certificate of incorporation, by-laws or other organizational documents of the Company or any Company Subsidiary;

(d)  incur any Indebtedness for borrowed money, or guarantee any such Indebtedness of another Person, except for (i) Indebtedness under the Credit Agreement and (ii) Indebtedness other than for borrowed money in an amount not to exceed $250,000;

(e)  except as set forth on Schedule 7.1, (i) increase the rate or terms of compensation or benefits of any of its directors, officers or employees, except as may be required under existing employment agreements or by applicable Law or, with respect to non-officer-level employees, in the ordinary course of business consistent with past practice or (ii) pay or agree to pay any pension, retirement allowance or other employee benefit not contemplated by any Company Benefit Plan to any director, officer or employee, whether past or present, other than as required by applicable Law or (iii) enter into, adopt or amend any employment, bonus, severance or retirement Contract or adopt any employee benefit plan, other than as required by applicable Law;

(f)  (i) grant, extend, waive, amend or modify (except as required in the diligent prosecution of the Intellectual Property Rights), any material rights in or to the Intellectual Property Rights, (ii) fail to diligently prosecute applications for the Intellectual Property Rights, (iii) fail to exercise a right of renewal or extension under any material Intellectual Property Rights licensed from third parties, or (iv) sell, pledge, dispose of, transfer, lease, license, guarantee, or encumber, or authorize any of the foregoing of any material Intellectual Property Rights, except in the ordinary course of business consistent with past practice;

(g)  except in the ordinary course of business (i) sell, lease, transfer or otherwise dispose of, any of its property or assets or (ii) create any Encumbrance (other than a Permitted Encumbrance, and except in connection with Indebtedness permitted under Section 7.1(d)) on any property or assets;

(h)  make any loans, advances or capital contributions, except in the ordinary course of business and except for advances for travel and other normal business expenses to officers and employees in the ordinary course of business consistent with past practices;

(i)  merge or consolidate with, purchase substantially all the assets of, or otherwise acquire or combine with, any Person;

(j)  make any change in any method of accounting other than those required by GAAP;

(k)  (i) make, change or revoke any Tax election, (ii) enter into any “closing agreement” as described in Section 7121 of the Code (or any similar provision of state, local or foreign Law), settle or compromise any Liability with respect to Taxes or surrender any claim for a refund of Taxes, (iii) file any Tax Return except to the extent required by applicable Law and consistent with the past practices of the Company and the Company Subsidiaries and Section 11.1, or (iv) consent to any extension or waiver of the limitations period applicable to any claim or assessment with respect of Taxes, in each case, to the extent such action could materially affect Buyer, the Company, or any Company Subsidiary in a taxable period (or portion thereof) ending after the Closing Date;

(l)  except as set forth on Schedule 7.1, amend, modify or terminate any Material Contracts, except (i) with respect to any agreements regarding the Transaction Bonuses, the Liabilities under which will be treated as Current Liabilities for the purpose of calculating Working Capital, and (ii) for any amendments or modifications to the Credit Agreement (including waivers) determined by the Company in good faith to be favorable to the Company (and which would not prevent the repayment of all amounts thereunder, and the termination thereof, as contemplated by this Agreement);

(m)  make any capital expenditures except in the ordinary course of business, none of which shall be in excess of $250,000 individually or $2,000,000 in the aggregate;

(n)  declare, pay or otherwise make any dividend or distribution (in cash or in any other form) to the Sellers; or

(o)  authorize, propose or agree in writing to take any of the foregoing actions.

Section 7.2  Access to Information; Confidentiality; Public Announcements; Notification.  (a)  During the period from the date of this Agreement to the earlier of (i) the Closing Date and (ii) the termination of the Agreement in accordance with Article IX, the Company shall give the Buyer and its authorized Representatives (including Representatives of entities providing or arranging financing for the Buyer) reasonable access during normal business hours only at such locations and in accordance with such reasonable procedures (including prior notice requirements, the time and duration of access and the manner in which access and discussions may be held) as are mutually agreed to between Buyer and the Company prior to any such access (such mutual agreement not to be unreasonably withheld) to all books, records, offices, employees, facilities and properties of the Company and the Company Subsidiaries as the Buyer, or its authorized Representatives, may from time to time reasonably request; provided, however, that any such access shall be consistent with all applicable competition laws and conducted in a manner not to materially interfere with the businesses or operations of the Company and the Company Subsidiaries and the Buyer shall not conduct any invasive sampling or testing with respect to the Real Property.  Without limiting the foregoing, the Company shall permit the Buyer and its authorized Representatives to conduct, at the Buyer’s sole cost and expense, Phase I environmental site assessments of the Owned Real Property.  Notwithstanding the foregoing provisions of this Section 7.2, (i) the Company shall not be required to grant access or furnish information to Buyer or any of Buyer’s Representatives to the extent that such information is subject to an attorney/client or attorney work product privilege (provided that the Company and/or its counsel shall use their commercially reasonable efforts to enter into such joint defense agreements or other arrangements, as appropriate, so as to allow for such disclosure in a manner that does not result in the loss of attorney/client or attorney work product privilege) or that such access or the furnishing of such information is prohibited by an existing contract or agreement, and (ii) the Buyer shall not have access to personnel records of the Company relating to individual performance or evaluation records, medical histories or other information the disclosure of which could subject the Company to risk of material liability; provided, however, in the case of each of clause (i) and (ii), that the Company shall use its commercially reasonable best efforts to (A) obtain the required consent of such third party to provide such access or disclosure or (B) develop an alternative to providing such information so as to address such matters that is reasonably acceptable to the Buyer.  The Buyer shall not contact any personnel of the Company regarding the transactions contemplated by this Agreement without the express prior consent of either Ron Sparks or Sriram Venkataraman, such consent not to be unreasonably withheld, delayed or conditioned.

(b)  Any information provided to or obtained by the Buyer or its authorized Representatives pursuant to paragraph (a) above shall be “Evaluation Materials” as defined in the Confidentiality Agreement, dated November 8, 2011, by and between the Company and the Buyer (the “Confidentiality Agreement”), and shall be held by the Buyer in accordance with and be subject to the terms of the Confidentiality Agreement.  Notwithstanding anything to the contrary herein, the terms and provisions of the Confidentiality Agreement shall survive the termination of this Agreement in accordance with the terms therein.  The Confidentiality Agreement shall terminate on the Closing Date.  If this Agreement is terminated prior to the Closing, the Confidentiality Agreement will continue in full force and effect in accordance with the Confidentiality Agreement’s terms.

(c)  No party will issue or cause the publication of any press release or any other public written statement or disseminate any public communication through any form of media (including radio, television or electronic media) about this Agreement or the transactions contemplated hereby, except with the prior written consent of the other parties hereto or as required by applicable Law or the regulations or requirements of any applicable stock exchange or regulatory organization.

(d)  During the period from the date of this Agreement to the earlier of (i) the Closing Date and (ii) the termination of the Agreement in accordance with Article IX, each of the parties shall promptly notify the other parties in writing, of (x) any event, condition, fact or circumstance that caused or constitutes, or would cause or constitute, a material inaccuracy in any representation or warranty made by such party in this Agreement, (y) any material breach of any covenant or obligation of such party and (z) any event, condition, fact or circumstance that could reasonably be expected to make the timely satisfaction of any of the conditions of such party set forth in Article VIII impossible or materially less likely.  No notification given by a party pursuant to this Section 7.2(d) shall change, limit or otherwise affect any of the representations, warranties, covenants or obligations of such party contained in this Agreement, including, for the avoidance of doubt, for purposes of Article VIII, Article X and Article XI hereunder.

Section 7.3  Filings and Authorizations; Consummation.  (a) Subject to the terms and conditions of this Agreement, each party shall use its reasonable best efforts to take, or cause to be taken, all actions and to use its reasonable best efforts to do, or cause to be done, all things necessary, proper or advisable under applicable Law to consummate the transactions contemplated by this Agreement.  Each party hereto agrees to (i) promptly after the date hereof (and in no event later than thirty (30) calendar days after the date hereof) make an appropriate filing of a Notification and Report Form pursuant to the HSR Act in connection with the transactions contemplated hereby and (ii) as promptly as practicable make other required filings pursuant to other Antitrust Laws with respect to the transactions contemplated hereby.  Each party shall supply as promptly as practicable any additional information and documentary material that may be requested pursuant to the HSR Act or any other Antitrust Laws and use its reasonable best efforts to take all other actions necessary, proper or advisable to cause the expiration or termination of the applicable waiting periods under the HSR Act and any other applicable Antitrust Laws as soon as possible, it being understood, however, that in no event shall the Buyer or the Company be required to:  (1) divest any of its businesses or material assets that would represent greater than five percent (5%) of the revenue of the Buyer’s consolidated corporate group as of immediately subsequent to the Closing for the immediately preceding (12-) twelve-month period (calculated on a pro forma basis giving effect to the consummation of the transactions contemplated by this Agreement); or (2) take or agree to take any other action or agree to any other limitation or restriction that would be material and adverse to the Buyer and its Subsidiaries, taken as a whole, or that would materially and adversely impair the overall benefits expected to be realized from acquisition of the Business.

(b)  Each of the Buyer, on the one hand, and the Company and the Sellers’ Representative, on the other hand, shall, in connection with the reasonable best efforts referenced in Section 7.3(a) to obtain all requisite approvals and authorizations for the transactions contemplated by this Agreement under the HSR Act or any other Antitrust Law (i) cooperate in all respects with each other in connection with any filing or submission and in connection with any investigation or other inquiry, including any proceeding initiated by a private party; (ii) keep the other party and/or its counsel informed of any communication received by such party from, or given by such party to, the Antitrust Division of the Department of Justice (the “DOJ”), the Federal Trade Commission (the “FTC”) or any other U.S. or foreign Governmental Authority and of any communication received or given in connection with any proceeding by a private party, in each case regarding any of the transactions contemplated hereby; and (iii) permit the other party and/or its counsel to review any communication given by it to, and consult with each other in advance of any meeting or conference with, the DOJ, the FTC, or any such other Governmental Authority or, in connection with any proceeding by a private party, with any other person, and to the extent permitted by the DOJ, the FTC, or such other Governmental Authority or other person, give the other party and/or its counsel the opportunity to attend and participate in such meetings and conferences.  For purposes of this Agreement, “Antitrust Law” means the Sherman Act, as amended, the Clayton Act, as amended, the HSR Act, the Federal Trade Commission Act, as amended, and all other federal, state and foreign, if any, statutes, rules, regulations, orders, decrees, administrative and judicial doctrines and other laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition.

(c)  Each of the parties hereto, as promptly as practicable, shall make, or cause to be made, all other filings and submissions under Laws applicable to it, or to its Subsidiaries and Affiliates, as may be required for it to consummate the transactions contemplated herein and use its reasonable best efforts (which shall not require either party to make any payment to any Person in connection with obtaining such Person’s consent) to obtain, or cause to be obtained, all other authorizations, approvals, consents and waivers from all Persons and Governmental Authorities necessary to be obtained by it, or its subsidiaries or affiliates, in order for it to consummate such transactions.  Subject to applicable Laws relating to the exchange of information and the preservation of any applicable attorney-client privilege, work-product doctrine, each of the Company and the Buyer shall have the right to review and comment on in advance, and to the extent practicable each will consult the other on, all the information relating to such party, that appear in any filing made with, or written materials submitted to, any third party and/or any Governmental Authority in connection with the transactions set forth in this Agreement.  In exercising the foregoing right, each of the Company and the Buyer shall act reasonably and as promptly as practicable.

Section 7.4  Resignation Letters.  The Company shall use its reasonable best efforts to cause each director of the Company and directors (or equivalents) of any of the Company Subsidiaries and each legal representative of the Company and each Company Subsidiary to resign in such capacity, such resignations to be effective as of the Closing.  To the extent requested in writing by the Buyer at least 10 Business Days prior to the Closing Date, the Company shall use its reasonable best efforts to cause each officer of the Company and each officer of any of the Company Subsidiaries for which such resignation is so requested to resign such person’s title but not such Persons’ employment, such resignation to be effective as of the Closing.

Section 7.5  Further Assurances.  Each party shall, on or prior to the Closing Date, use its commercially reasonable efforts to fulfill or obtain the fulfillment of the conditions precedent to the consummation of the transactions contemplated hereby, including the execution and delivery of any documents, certificates, instruments or other papers that are reasonably required for the consummation of the transactions contemplated hereby.  Following the Closing, each of the parties hereto shall execute such documents and perform such further acts as may be reasonably required to carry out the provisions hereof and the actions contemplated hereby.

Section 7.6  No Transfer of Shares.  Except for the transactions contemplated by this Agreement, from the date hereof until the Closing Date, each Seller agrees that it shall not sell, pledge, dispose of, transfer or encumber any of the Shares owned by it as specified on Schedule 4.5(a).  For the avoidance of doubt, this Section 7.6 shall not prohibit the exercise of any Option outstanding on the date hereof, which exercise will be reflected on a revised Schedule 4.5(a) delivered in accordance with Section 2.1(b).

Section 7.7  Termination of Affiliate Obligations.  On or before the Closing Date, except for Liabilities relating to employment relationships and the payment of compensation and benefits in the ordinary course of business consistent with past practices, all Liabilities between the Company or the Company Subsidiaries, on the one hand, and one or more of its Affiliates or the Sellers (other than Liabilities between the Company and the Company Subsidiaries), on the other hand, including any and all Contracts, agreements and instruments (other than this Agreement and any ancillary agreement contemplated herein) between the Company or any Company Subsidiary, on the one hand, and one or more of its Affiliates (including the Sellers but not including the Company and any Company Subsidiary), on the other hand, shall be terminated in full, without any Liability for the Company or the Company Subsidiaries following the Closing, subject, in the case of the Management Agreement, to the Buyer’s delivery of the payment in respect of the Management Fee in accordance with Section 2.2(f).

Section 7.8  Exclusivity.  (a) Until the earlier of the Closing and such time as this Agreement is terminated in accordance with Article IX, except for the transactions contemplated by this Agreement, the Sellers and the Company shall not, and shall cause the Company Subsidiaries not to, and shall instruct their respective Representatives not to (it being understood and agreed that any violation of the restrictions set forth in this Section 7.8 by a Representative that is taken with the knowledge of the Company, the Sellers or any Company Subsidiary, shall be deemed to be a breach of this Agreement by the Company and the Sellers), directly or indirectly:

(i)  initiate, solicit or knowingly facilitate or encourage any inquiries or the making of any proposal or offer that constitutes, or could reasonably be expected to lead to, any Acquisition Proposal;

(ii)  make or authorize any statement, recommendation or solicitation in support of any Acquisition Proposal;

(iii)  engage in, continue or otherwise participate in any discussions or negotiations or enter into an agreement regarding, or provide any non-public information or data to any person relating to, any Acquisition Proposal; or

(iv)  otherwise knowingly facilitate any effort or attempt to make an Acquisition Proposal.

(b)  For purposes of this Agreement, the term “Acquisition Proposal” means (i) any proposal or offer with respect to a merger, joint venture, partnership, consolidation, dissolution, liquidation, tender offer, recapitalization, reorganization, rights offering, share exchange, business combination or similar transaction involving the Company or any Company Subsidiary and (ii) any acquisition by any person resulting in, or proposal or offer, which, if consummated, would result in any person becoming the beneficial owner, directly or indirectly, in one or a series of related transactions, of shares of any class of equity securities of the Company or those of any Company Subsidiary, or any assets (including, without limitation, equity securities of any subsidiaries) of the Company or any Company Subsidiary, in each case other than the transactions contemplated by this Agreement.

(c)  The Company and the Sellers each agree that it will immediately cease and cause to be terminated any existing activities, discussions or negotiations with any parties conducted heretofore with respect to any Acquisition Proposal other than the transactions contemplated by this Agreement.  The Company and the Sellers each agree that it will take the necessary steps to promptly inform the individuals or entities referred to in the first sentence of this Section 7.8(c) of the obligations undertaken in this Section 7.8.  The Company and the Sellers each also agree that it will promptly request each person that has heretofore executed a confidentiality agreement within the past one (1) year in connection with its consideration of acquiring the Company or any of the Company Subsidiaries to return or destroy all confidential information heretofore furnished to such person (other than management or similar presentations).  The Company and the Sellers each agrees that it will promptly (and, in any event, within twenty four (24) hours of becoming aware) notify the Buyer if any inquiries, proposals or offers with respect to an Acquisition Proposal are eceived by, any such information is requested from, or any such discussions or negotiations are sought to be initiated or continued with, the Company, the Sellers or any Company Subsidiary or any of their respective Representatives indicating, in connection with such notice, the name of such person and the material terms and conditions of any proposals or offers (including, if applicable, copies of any written requests, proposals or offers, including proposed agreements).

Section 7.9  Employee Matters.  (a) Except as specifically provided herein, the Buyer shall, and shall cause, service rendered by employees of the Company and the Company

Subsidiaries prior to the Closing Date to be taken into account for purposes of participation, coverage, vesting and level of benefits (but not for purposes of benefit accruals under any defined benefit pension plan), as applicable, under all severance payment plans, employee benefit plans, programs and policies of the Buyer and its Subsidiaries (including the Company and the Company Subsidiaries) from and after the Closing Date, to the same extent as such service was taken into account under corresponding plans of the Company and the Company Subsidiaries for such purposes; provided, however, that nothing herein shall result in the duplication of any benefits.  Without limiting the foregoing, employees of the Company and the Company Subsidiaries will not be subject to any pre-existing condition or limitation under any health or welfare plan of the Buyer or its Subsidiaries (including the Company and the Company Subsidiaries) for any condition for which such employee would have been entitled to coverage under the corresponding plan of the Company and the Company Subsidiaries in which such employee participated immediately prior to the Closing Date.  The Buyer shall, and shall cause, such employees to be given credit under such plans for co-payments made, and deductibles satisfied, prior to the Closing Date.

(b)  Nothing contained herein, expressed or implied, is intended to confer upon any employee of the Company or the Company Subsidiaries any benefits under any benefit plans, programs, policies or other arrangements, including severance benefits or right to employment or continued employment with the Buyer or any Affiliate of the Buyer for any period by reason of this Agreement.  In addition, the provisions of this Agreement, in particular this Section 7.9, are solely for the benefit of the parties to this Agreement, and no current or former employee, director, or independent contractor of the Company or the Company Subsidiaries or any other individual associated therewith shall be regarded for any purpose as a third party beneficiary of the Agreement, and nothing herein shall be construed as an amendment to any Company Benefit Plan for any purpose.

Section 7.10  Restrictive Covenants.  (a) For a period of two (2) years from the Closing Date, each Seller shall not, and shall cause its controlled Affiliates not to, directly or indirectly, on behalf of any of them or any other Person, hire any employee or officer of the Company or any Company Subsidiary (except as permitted by the following proviso) or recruit or otherwise solicit or induce any employee or officer of the Company or any Company Subsidiary (or any such Person who has ceased to be employed by the Company or any Company Subsidiary during the preceding six (6) months) to terminate his or her employment or other relationship with the Company or any Company Subsidiary; provided, that nothing in this Section 7.10 shall prohibit such Seller or any of its Affiliates from (i) making generalized searches for, and hiring, employees by (A) the use of advertisements in the media (including trade media) or (B) the engagement of search firms that are not instructed to solicit current or former employees of the Company or any Company Subsidiary or (ii) hiring employees who initiate discussions with a Seller or any of its controlled Affiliates regarding employment without any direct or indirect solicitation by such Seller.

(b)  Each Seller agrees that it shall, and shall cause its Affiliates and Representatives to, hold in strict confidence all Confidential Information that it possesses.  In the event that such Seller or any of its Affiliates or Representatives are required by Law to disclose any Confidential Information, such Seller shall promptly notify the Buyer in writing so that the Buyer may seek a protective order and/or other motion filed to prevent the production or disclosure of Confidential Information.  If such motion has been denied, then such Seller may disclose only such portion of the Confidential Information which is required by Law to be disclosed; provided that (A) such Seller shall use commercially reasonable efforts to preserve the confidentiality of the remainder of the Confidential Information and (B) such Seller shall not, and shall not permit any of its Representatives to, oppose any motion for confidentiality brought by the Buyer in any such instance.  Each Seller will continue to be bound by its obligations pursuant to this Section 7.10(b) for any Confidential Information that is not required to be disclosed pursuant to the immediately preceding sentence above, or that has been afforded protective treatment pursuant to such motion.

(c)  If the final judgment of a court of competent jurisdiction declares that any term or provision of this Section 7.10 is invalid, unenforceable or overbroad, the parties agree that the court making such determination shall have the power to reduce the scope, duration, or area of the term or provision, to delete specific words or phrases, or to replace any invalid or unenforceable term or provision with a term or provision that is valid, enforceable and reasonable and that comes closest to expressing the intention of the invalid or unenforceable term or provision.

Section 7.11  Indemnification.   (a)  From and after the Closing, Buyer, the Company and the Company Subsidiaries shall indemnify and hold harmless each present and former director or officer of the Company and of each Company Subsidiary and each such person who served at the request of the Company or any Company Subsidiary as a director, officer, trustee, partner, fiduciary, employee or agent of another corporation, partnership, joint venture, trust, pension or other employee benefit plan or enterprise against all costs and expenses (including without limitation reasonable attorneys’ fees), judgments, fines, losses, claims, damages, liabilities and settlement amounts paid in connection with any claim, action, suit, proceeding or investigation (whether arising before or after the Closing Date), whether civil, administrative, criminal or investigative, arising out of or pertaining to any action or omission in their capacities as officers or directors, in each case occurring at or before the Closing (including without limitation the transactions contemplated by this Agreement), in each case, to the same extent that such Persons are entitled to be indemnified and held harmless as of the date of this Agreement by the Company and the Company Subsidiaries pursuant to the certification of incorporation, bylaws or other organizational documents of the Company or Company Subsidiaries, as applicable.

(b)  For a period of at least six (6) years after the Closing, the Buyer shall cause to be maintained in effect a directors’ and officers’ liability insurance policy covering those persons who are currently covered by the Company’s directors’ and officers’ liability insurance policy (true and complete copies of which have been heretofore made available by the Sellers to the Buyer and its agents and Representatives) with coverage in amount and scope at least as favorable as the Company’s existing coverage; provided, however, that in no event shall the Buyer or the Company be required to expend in the aggregate in excess of 250% of the annual premium currently paid by the Company for such coverage, and if such premium would at any time exceed 250% of such amount, then the Buyer or the Company shall maintain insurance policies which provide the maximum and best coverage available at an annual premium equal to 250% of such amount; and provided, further, that this Section 7.11(b) shall be deemed to have been satisfied if a prepaid policy or policies (i.e.,

“tail coverage”) have been obtained by the Company, at the expense of Buyer, which policy or policies provide such directors and officers with the coverage described in this Section 7.11(b) for an aggregate period of not less than six (6) years with respect to claims arising from facts or events that occurred on or before the Closing Date, including with respect to the transactions contemplated by this Agreement.  In the event that any claim or claims for indemnification are asserted or made within such six-year period, all rights to indemnification in respect of any such claim or claims shall continue until the disposition of any and all such claims.  Each Seller, each Optionholder and the Company, for and on behalf of itself and on behalf of its Affiliates, hereby acquits, releases and discharges each of the current or former directors and officers of each of the Company and the Company Subsidiaries from any and all Liabilities that arises out of, relate to or are connected with such directors’ and officers’ position or services to the Company or Company Subsidiary, as applicable, on or prior to the Closing.

Section 7.12  Proxy Statement; Special Meeting.  (a) Except as specifically permitted by Section 7.12(c), the Buyer shall, in accordance with applicable Law and the Buyer’s amended and restated certificate of incorporation and amended and restated by-laws: (i) prepare and file with the SEC, as promptly as practicable after the date of this Agreement (and in no event later than the later of (x) ten (10) calendar days after the Company delivers to the Buyer the Unaudited Financial Statements and (y) twenty-five (25) calendar days after the date of this Agreement), a preliminary proxy statement relating to the solicitation of proxies from the stockholders of Buyer for the Buyer Stockholder Approval and (A) respond promptly to any comments made by the SEC with respect to the preliminary proxy statement and promptly cause a definitive proxy statement (the “Proxy Statement”) to be mailed to Buyer’s stockholders (provided that the Buyer shall not be required to mail the Proxy Statement until the 2011 Audited Financial Statements have been included in the Proxy Statement) and (B) solicit proxies from its stockholders for the Buyer Stockholder Approval and (ii) cause a special meeting of its stockholders (the “Special Meeting”) to be duly called, noticed and held as promptly as practicable after the date of this Agreement (and in no event later than forty five (45) calendar days after mailing of the Proxy Statement, subject to adjournments for up to thirty (30) additional days solely to the extent necessary to solicit additional proxies if the Buyer Stockholder Approval is not obtained as of the initial Special Meeting date) for the purpose of obtaining the Buyer Stockholder Approval.  Except as specifically permitted by Section 7.12(c), the Proxy Statement shall include the recommendation of the Board of Directors of the Buyer that stockholders vote in favor of the issuance of the Buyer Common Stock pursuant to this Agreement.  The Company shall furnish to the Buyer all information concerning the Company and the Company Subsidiaries as the Buyer may reasonably request in connection with the preparation of the Proxy Statement, including, without limitation, selected financial data and management’s discussion and analysis of financial condition and results of operations as required pursuant to the rules and regulations of the SEC.  Prior to filing the Proxy Statement or mailing the Proxy Statement (or any amendment or supplement thereto) or responding to any comments of the SEC with respect thereto, the Buyer shall provide the Sellers’ Representative with an opportunity to review and comment on such document or response.

(b)  The Buyer shall comply with all applicable provisions of and rules under the Exchange Act and all applicable provisions of the DGCL in the preparation, filing and distribution of the Proxy Statement, the solicitation of proxies thereunder, and the calling and holding of the Special Meeting.  Without limiting the foregoing, the Buyer shall ensure that the Proxy Statement will not, as of the filing date of the Proxy Statement (or any amendment or supplement thereto) or as of the date of the Special Meeting, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made, in the light of the circumstances under which they were made, not misleading (provided that the Buyer shall not be responsible for the accuracy or completeness of any information relating to the Sellers or the Company furnished by a Seller or the Company for inclusion in the Proxy Statement).  Each Seller and the Company covenants and agrees, severally and not jointly, that the information relating to such Seller or the Company, as applicable, supplied by such Seller or the Company for inclusion in the Proxy Statement will not, as of the filing date of the Proxy Statement (or any amendment or supplement thereto) or as of the date of the Special Meeting, contain any statement which, at such time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or omits to state any material fact required to be stated therein or necessary in order to make the statement therein, in the light of the circumstances under which they were made, not false or misleading.

(c)  Neither the Buyer nor the Board of Directors of the Buyer shall (i) fail to as promptly as practicable (A) call, notice or hold the Special Meeting, (B) prepare and file with the SEC the preliminary or definitive Proxy Statement and include in the Proxy Statement the recommendation of the Board of Directors of the Buyer that stockholders vote in favor of the issuance of the Buyer Common Stock pursuant to this Agreement, (C) solicit proxies from its stockholders for the Buyer Stockholder Approval or (ii) withdraw, modify or qualify, or propose publicly to withdraw, modify or qualify, in a manner adverse to the Company or the Sellers, its recommendation that the Buyer’s stockholders approve the issuance of the Buyer Common Stock pursuant to this Agreement in accordance with NASDAQ Rule 5635 (any of such actions in clauses (i) and (ii), a “Buyer Triggering Action”), unless (i) the Board of Directors of the Buyer determines in good faith, after receiving advice of outside counsel, that the failure to effect such Buyer Triggering Action would be inconsistent with the exercise of its fiduciary duties to the stockholders of the Buyer under applicable Law and (ii) the Buyer provides to the Sellers written notice of the determination of its Board of Directors to effect such Buyer Triggering Action two (2) Business Days prior to taking such action.  Unless this Agreement shall have been terminated in accordance with Article IX (including, for the avoidance of doubt, Section 9.1(f)), the Buyer shall submit the issuance of the Buyer Common Stock pursuant to this Agreement in accordance with NASDAQ Rule 5635 to its stockholders for approval without regard to whether the Board of Directors of the Buyer has withdrawn, modified or qualified, or has publicly proposed to withdraw, modify or qualify, in a manner adverse to the Sellers, its recommendation that the Buyer’s stockholders approve the issuance of the Buyer Common Stock pursuant to this Agreement in accordance with NASDAQ Rule 5635.

Section 7.13  Required Information.  Prior to the Closing, the Company, the Sellers and the Buyer each shall, upon request by the other, furnish the other with all information concerning themselves, their respective directors, officers and stockholders (including the directors of the Buyer and the Company to be elected effective as of the Closing) and such other matters as may be reasonably necessary or advisable in connection with the transactions set forth in this Agreement, or any other statement, filing, notice or application made by or on behalf of the Company or the Buyer to any third party and/or any Governmental Authority in connection with the transactions set forth in this Agreement.  Each party represents and warrants to the other party that all such information shall be true and correct in all material respects and will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements contained therein, in the light of the circumstances under which they were made, not misleading (for the avoidance of doubt, this sentence shall be deemed a representation and warranty and not a covenant).

Section 7.14  Listing of Buyer Common Stock.  Buyer shall use its reasonable best efforts to cause the Buyer Common Stock to be issued pursuant to this Agreement to be approved for listing on NASDAQ, subject only to official notice of issuance, prior to the Closing.

Section 7.15 Buyer’s Financing Obligations.

(a)  The obligations of the Buyer under this Agreement are not contingent on the availability of the Financing.  The Buyer shall use its commercially reasonable efforts to arrange the Financing on the terms and conditions described in the Commitment Letter, including (i) maintaining in effect the Commitment Letter until the transactions contemplated by this Agreement are consummated, (ii) negotiating and entering into definitive agreements with respect thereto on terms and conditions contained therein, (iii) satisfying on a timely basis all conditions and covenants applicable to the Buyer in such definitive agreements, (iv) consummating the Financing at or prior to the Closing if all conditions to closing contained in Article VIII are satisfied, waived or would be satisfied if the Closing occurred and (v) enforcing its rights under the Commitment Letter (including, without limitation, by pursuing legal action against the Debt Financing Source, if necessary).  The Buyer shall not permit any amendment or modification to be made to, or any waiver of any provision or remedy, or consent, under, the Financing, if such amendment, modification, waiver, or consent (i) reduces the aggregate amount of the Financing (including by changing the amount of fees to be paid or original issue discount) or (ii) imposes new or additional conditions or otherwise expands, amends or modifies any of the conditions to the receipt of the Financing in a manner that would reasonably be expected to (A) delay or prevent the Closing, (B) make the funding of the Financing (or satisfaction of the conditions to obtaining the Financing) less likely to occur or (C) adversely impact the ability of the Buyer to enforce its rights against other parties to the Financing or the definitive agreements with respect thereto.  Without limiting the generality of the foregoing, the Buyer shall give prompt notice: (i) of any breach or default by any party to the Commitment Letter or definitive agreements related to the Financing, (ii) of the receipt of any written notice or other written communication from any Person with respect to any breach, default, termination or repudiation by any party to the Commitment Letter or any definitive agreement related to the Financing and (iii) if for any reason the Buyer believes in good faith that it will not be able to obtain all or any portion of the Financing on the terms, in the manner or from the sources contemplated by the Commitment Letter or the definitive agreements related to the Financing; provided, that the Buyer shall be under no obligation pursuant to this Section 7.15(a) to disclose any information that is subject to an attorney-client or similar privilege.  As soon as reasonably practicable, but in any event within five (5) Business Days after the Company delivers a written request, the Buyer shall provide any information reasonably requested by the

Company relating to any circumstance referred to in clause (i), (ii) or (iii) of the immediately preceding sentence.

(b)  If funds in the amounts set forth in the Commitment Letter, or any portion thereof, become unavailable, or it becomes reasonably likely that such funds may become unavailable to the Buyer on the terms and conditions set forth therein, the Buyer shall use commercially reasonable efforts to obtain substitute financing on terms and conditions not materially less favorable to the Company than the terms and conditions in the Commitment Letter and in amounts sufficient to enable the Buyer to consummate the transactions contemplated by this Agreement in accordance with its terms (the “Substitute Financing”).  The Buyer shall comply with the provisions of Section 7.16(a) as if such provisions were applicable to the Substitute Financing.  For the avoidance of doubt, in no event shall the commercially reasonable efforts obligation set forth in this Section 7.15 be construed to require the Buyer to agree to, or accept, economic terms that are materially less favorable in the aggregate to the Buyer than the economic terms contained in the Commitment Letter.

(c)  If funds in the amount set forth in the Commitment Letter become unavailable as a result of the Buyer failing to meet the leverage ratio and/or fixed charge coverage ratio conditions in the Commitment Letter (the “Financial Covenant Conditions”), upon the request of the Sellers Representative, the Buyer shall reduce the amount of the Financing by an amount necessary to ensure compliance with the Financial Covenant Conditions.

(d)  The Sellers and the Company agree to use commercially reasonable efforts to provide, and shall cause the Company Subsidiaries and its and their Representatives to use commercially reasonable efforts to provide, at the sole cost and expense of the Buyer, all reasonable cooperation in connection with the arrangement of the Financing as may be reasonably requested by Buyer (provided that such requested cooperation does not unreasonably interfere with the ongoing operations of any of the Sellers, the Company or any Company Subsidiaries), including, without limitation, (i) participation in a reasonable number of meetings, drafting sessions and due diligence sessions, (ii) furnishing Buyer and its financing sources and its and their attorneys, independent auditors and advisors with customary financial and other pertinent information (other than financial statements which shall only be required to the extent provided in Section 7.16) regarding the Company and the Company Subsidiaries as may be reasonably requested by Buyer, promptly after such information becomes available, (iii) assisting Buyer and its financing sources in the preparation of (A) customary confidential and public information memoranda and (B) materials for rating agency presentations, (iv) reasonably cooperating with the marketing efforts of Buyer and its financing sources for any debt raised by Buyer to complete the transactions contemplated hereby, including, without limitation, reasonable participation by Company management in a reasonable number of any bank syndication meetings or calls, and (v) reasonably facilitating the pledge of collateral as of the Closing; provided that neither the Sellers, nor, prior to the Closing, the Company or any of the Company Subsidiaries, shall be required to pay any commitment or other similar fee or incur any other Liability in connection with the Financing.  The Buyer shall indemnify and hold harmless the Company, its Subsidiaries and the Representatives from and against any and all Liabilities (other than legal and accounting fees incurred in connection with the transactions contemplated by this Agreement) suffered or incurred by them in connection with the arrangement of the Financing (including any action taken in accordance with this Section 7.15(d)) and any information utilized in connection therewith (other than historical information relating to the Company or its Subsidiaries).

Section 7.16  Delivery of Financial Statements.  The Company shall deliver: (a) audited consolidated balance sheets and related statements of income, stockholders’ equity and cash flows of the Company and the Company Subsidiaries, for the three most recently completed fiscal years ended at least ninety (90) days before the Closing Date and (b) unaudited consolidated balance sheets and related statements of income, stockholders’ equity and cash flows of the Company and the Company Subsidiaries, for each subsequent fiscal quarter ended at least forty-five (45) days before the Closing Date.

Section 7.17  Drag-Along Rights.  Promptly after the date of this Agreement, each of Avista Capital Partners, LP, Avista Capital Partners (Offshore), LP, Navilyst Medical Co-Invest, LLC and the Company shall take all necessary actions to exercise the drag-along rights set forth in Section 4.02 of the Company Shareholders Agreement, so as to cause all holders of Shares to become bound to the terms of this Agreement as “Sellers”; provided, that such holders of Shares becoming bound to the terms of this Agreement as “Sellers” shall not be a condition to the Closing.

ARTICLE VIII

CONDITIONS TO CLOSING

Section 8.1  Conditions to the Obligations of the Sellers and the Buyer.  The respective obligations of each of the parties to consummate the transactions contemplated by this Agreement shall be subject to the satisfaction of the following conditions precedent:

(a)  HSR Clearance.  With respect to the transactions contemplated hereby, all applicable waiting periods under the HSR Act shall have expired or been terminated.

(b)  No Injunctions or Restraints; Illegality.  No court or other Governmental Authority shall have issued any writ, order, injunction, decree or judgment, and there shall be no action or proceeding threatened or pending by or before a court or other Governmental Authority, restraining, enjoining or otherwise prohibiting consummation of the transactions contemplated hereby.  No court or other Governmental Authority shall have promulgated, entered, issued, or determined to be applicable, any applicable Law that would make the consummation of the transactions contemplated hereby illegal, and no action or proceeding with respect to such application of any such applicable Law shall be pending.

(c)  Stockholder Approval.  The Buyer Stockholder Approval shall have been duly obtained.

(d)  Buyer Common Stock.  The Buyer Common Stock to be issued pursuant to this Agreement shall have been approved for listing on NASDAQ, subject to official notice of issuance.

Section 8.2  Conditions to the Buyer’s Obligations.  The obligations of the Buyer under this Agreement shall be subject to the satisfaction, at or prior to the Closing Date, of all of the following conditions, any one or more of which may be waived by the Buyer:

(a)  Representations and Warranties Accurate.  The representations and warranties of the Company and the representations and warranties of the Sellers (i) with respect to Sections 4.1 (Organization), 4.2 (Binding Obligations), 4.5 (The Shares), 5.1 (Organization and Qualification), 5.2(a) (Capitalization of the Company), 5.3(a) (Subsidiaries), 5.4 (Binding Obligation), and 5.18 (Brokers) shall be true and correct as of the date of this Agreement and as of the Closing Date, as if made as of such date (except for those representations and warranties which address matters only as of an earlier date which shall have been true and correct as of such earlier date), and (ii) each of the other representations and warranties of the Company and of the Sellers shall be true and correct (without giving effect to any exception or qualification contained therein relating to materiality or a Material Adverse Effect) as of the date of this Agreement and as of the Closing Date, as if made as of such date (except for those representations and warranties which address matters only as of an earlier date which shall have been true and correct as of such earlier date), except in the case of this clause (ii) where the failure of such representations and warranties to be true and correct, individually or in the aggregate, has not had, or would not be reasonably expected to have, a Material Adverse Effect.

(b)  Performance.  The Company and the Sellers shall have performed and complied in all material respects with all agreements and covenants required by this Agreement to be performed and complied with by them prior to or on the Closing Date and the Company shall have performed and complied with its obligations under Section 7.16 in all respects.

(c)  Officer’s Certificate.  The Company with respect to it, and the Sellers’ Representative, with respect to the Sellers, shall have delivered to the Buyer a certificate, signed by an executive officer of the Company in the case of the Company, and the Sellers’ Representative, on behalf of each Seller, in the case of the Sellers, dated as of the Closing Date, certifying the matters set forth in Sections 8.2(a) and 8.2(b).

(d)  Stock Certificates.  The Sellers shall have delivered or cause to be delivered to the Buyer the certificates representing the Shares as provided in Section 2.2(a).

(e)  Payoff Letters.  The Buyer shall have received payoff letters reasonably acceptable to it with respect to the payment of the Credit Agreement Outstanding Payoff Amount and the release of any Encumbrance related thereto.

(f)  Material Adverse Effect.  Since the date of this Agreement, no change, effect, occurrence, development, state of circumstances, fact, condition or event shall have occurred that has had, or could reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(g)  FIRPTA Affidavit.  The Buyer shall have received, in a customary form reasonably satisfactory to the Buyer, a statement by the Company certifying that the Company is not, and has not been during the time period specified in Section 897(c)(1) of the Code, a United States real property holding corporation, as defined in Section 897(c)(2) of the Code.

(h)  Secretary’s Certificate.  The Company shall have delivered to the Buyer a certificate of the Secretary of the Company, dated as of the Closing Date, certifying as to (i) the incumbency of officers of the Company executing documents executed and delivered in connection herewith and (ii) true and complete copies of the Company’s certificate of incorporation and by-laws, each as in effect from the date of this Agreement until the Closing Date.

(i)  Secretary’s Certificate.  The Sellers shall have delivered to the Buyer a certificate of the Sellers’ Representatives, dated as of the Closing Date, certifying as to each Seller that is not an individual (i) the incumbency of officers of the Sellers executing documents executed and delivered in connection herewith and (ii) true and complete copies of the Sellers’ certificate of incorporation, by-laws or other organizational documents, each as in effect from the date of this Agreement until the Closing Date.

(j)  Escrow Agreement.  The Sellers shall have executed and delivered the Escrow Agreement.

(k)  Stockholders Agreement.  Each of Avista Capital Partners, LP, Avista Capital Partners (Offshore), LP and Navilyst Medical Co-Invest, LLC shall have executed and delivered the Stockholders Agreement.

Section 8.3  Conditions to the Sellers’ and the Company’s Obligations.  The obligations of the Sellers and the Company to effect the transactions contemplated by this Agreement shall be subject to the satisfaction, at or prior to the Closing Date, of all of the following conditions, any one or more of which may be waived by the Sellers’ Representative:

(a)  Representations and Warranties Accurate.  The representations and warranties of the Buyer (i) with respect to 6.1 (Organization), 6.2(a) (Capitalization), 6.3 (Binding Obligation) and 6.10 (Brokers) shall be true and correct as of the date of this Agreement and as of the Closing Date, as if made as of such date (except for those representations and warranties which address matters only as of an earlier date which shall have been true and correct as of such earlier date), and (ii) each of the other representations and warranties of the Buyer shall be true and correct (without giving effect to any exception or qualification contained therein relating to materiality or a Buyer Material Adverse Effect) as of the date of this Agreement and as of the Closing Date, as if made as of such date (except for those representations and warranties which address matters only as of an earlier date which shall have been true and correct as of such earlier date), except in the case of this clause (ii) where the failure of such representations and warranties to be true and correct, individually or in the aggregate, has not had, or would not be reasonably expected to have, a Buyer Material Adverse Effect.

(b)  Performance.  The Buyer shall have performed and complied in all material respects with all agreements and covenants required by this Agreement to be performed and complied with by it prior to or on the Closing Date.

(c)  Officer Certificate.  The Buyer shall have delivered to the Company a certificate, signed by an executive officer of the Buyer, dated as of the Closing Date, certifying the matters set forth in Sections 8.3(a) and 8.3(b).

(d)  Secretary’s Certificate.  The Buyer shall have delivered to the Sellers’ Representative a certificate of the Secretary of the Buyer, dated as of the Closing Date, certifying as to (i) the incumbency of officers of the Buyer executing documents executed and delivered in connection herewith and (ii) true and complete copies of the Buyer’s certificate of incorporation and by-laws, each as in effect from the date of this Agreement until the Closing Date.

(e)  Escrow Agreement.  The Buyer shall have executed and delivered the Escrow Agreement.

(f)  Stockholders Agreement.  The Buyer shall have executed and delivered the Stockholders Agreement, and shall have appointed the Stockholder Designees (as defined in the Stockholders Agreement) to the Board of Directors of the Buyer effective as of the Closing.

ARTICLE IX

TERMINATION

Section 9.1  Termination.  This Agreement may be terminated on or prior to the Closing Date as follows:

(a)  by the mutual written consent of the Buyer and the Sellers’ Representative;

(b)  by the Buyer or the Sellers’ Representative if the Closing Date shall not have occurred on or before the date that is six (6) months from the date of this Agreement (the “Initial Termination Date”); provided, that the Buyer may not terminate this Agreement under this Section 9.1(b) if the Financing contemplated by the Commitment Letter is not available to the Buyer on the Termination Date and all of the Buyer’s conditions to Closing have been satisfied or waived as of the Termination Date (or would be satisfied or waived if the Closing were to occur on such date), in which case the Buyer may terminate this Agreement pursuant to this Section 9.1(b) only (A) on or after the date that is sixty (60) days after the Termination Date, and (B) if, as of the date of such intended termination of this Agreement by the Buyer pursuant to this Section 9.1(b), there is no dispute pending against the Buyer relating to the failure of the Buyer to have consummated the transactions contemplated hereby and effected the Closing; provided, further, that the right to terminate this Agreement under this Section 9.1(b) shall not be available to any party whose breach of any provision of this Agreement has been the cause of, or resulted in, the failure of the Closing to occur on or before the Termination Date; provided, further, that if on the Initial Termination Date the condition to Closing set forth in Section 8.1(a) shall not have been fulfilled but all other conditions to Closing set forth in Article VIII shall or shall be capable of being fulfilled then the Initial Termination Date shall be automatically extended to the close of banking business New York City time on the date that is nine (9) months from the date of this Agreement.  As used in this Agreement, the term “Termination Date” shall mean the Initial Termination Date, unless the Initial Termination Date has been extended pursuant to the foregoing proviso, in which case, the term “Termination Date” shall mean the last date to which the Initial Termination Date has been so extended;

(c)  by the Buyer or the Sellers’ Representative if a court of competent jurisdiction or other Governmental Authority shall have issued an order or injunction or taken any other action (which order, injunction or action the parties shall use their commercially reasonable efforts to lift) permanently restraining, enjoining or otherwise prohibiting the transactions contemplated under this Agreement and such order or action shall have become final and nonappealable;

(d)  by the Sellers’ Representative, upon written notice to the Buyer, if the Buyer (i) shall have breached any of the covenants or agreements contained in this Agreement to be complied with by Buyer such that the closing condition set forth in Section 8.3(b) would not be satisfied or (ii) there exists a breach of any representation or warranty of the Buyer contained in this Agreement such that the closing condition set forth in Section 8.3(a) would not be satisfied, and, in the case of both (i) and (ii), such breach cannot be, or has not been, cured by the date that is forty-five (45) days after the Sellers’ Representative notifies the Buyer of the breach;

(e)  by the Buyer, upon written notice to the Sellers’ Representative, if the Sellers or the Company (i) shall have breached any of the covenants or agreements contained in this Agreement to be complied with by Sellers or the Company such that the closing condition set forth in Section 8.2(b) would not be satisfied or (ii) there exists a breach of any representation or warranty of the Sellers or the Company contained in this Agreement such that the closing condition set forth in Section 8.2(a) would not be satisfied, and, in the case of both (i) and (ii), such breach cannot be, or has not been, cured by the date that is forty-five (45) days after the Buyer notifies the Sellers’ Representative of the breach;

(f)  by the Buyer or the Sellers’ Representative, if at any time prior to obtaining the Buyer Stockholder Approval, a Buyer Triggering Action shall have occurred; provided, that the Buyer may not terminate this Agreement pursuant to this Section 9.1(f) if, at the time of such intended termination, a reason for the Buyer’s effecting the intended termination is the Buyer’s failure to obtain the Financing;

(g)  by the Buyer, if since the date of this Agreement, there shall have occurred any change, effect, occurrence, development, state of circumstances, fact, condition or event that individually or in the aggregate has had or would reasonably be expected to result in a Material Adverse Effect;

(h)  by the Sellers’ Representative, if since the date of this Agreement, there shall have occurred any change, effect, occurrence, development, state of circumstances, fact, condition or event that individually or in the aggregate has had or would reasonably be expected to result in a Buyer Material Adverse Effect;

(i)  by the Buyer or the Sellers’ Representative, if the Buyer Stockholder Approval is not obtained at the Special Meeting.

Section 9.2  Termination Fee; Expenses.

(a)  If this Agreement is terminated by the Buyer or the Sellers’ Representative pursuant to Section 9.1(f), the Buyer shall pay to the Sellers’ Representative $11,250,000 (the “Buyer Termination Fee”) by wire transfer of immediately available funds to a bank account designated in writing by the Sellers’ Representative on the date this Agreement is terminated if terminated by the Buyer (and such termination, if by the Buyer, shall not be effective until the Buyer Termination Fee is paid in full), or within five (5) Business Days after the date this Agreement is terminated if terminated by the Sellers’ Representative.

(b)  If this Agreement is terminated by the Buyer or the Sellers’ Representative pursuant to Section 9.1(i), the Buyer shall pay to the Sellers’ Representative $3,500,000 (the “Sellers’ Expenses”), which the Buyer and the Sellers hereby agree is the reasonable amount of the expenses incurred by the Sellers in connection with the negotiation of this Agreement and the transactions contemplated hereby, by wire transfer of immediately available funds to a bank account designated in writing by the Sellers’ Representative on the date on which this Agreement is terminated if terminated by the Buyer (and such termination by the Buyer shall not be effective until the Sellers’ Expenses are paid in full) or within five (5) Business Days after the date on which this Agreement is terminated if terminated by the Sellers’ Representative.

(c)  The Buyer and the Sellers acknowledge that the agreements contained in Section 9.2(a) and 9.2(b) are an integral part of the transactions contemplated hereby, and that without these agreements the Sellers would not enter into this Agreement.  Accordingly, if the Buyer fails to timely pay any amount due pursuant to Section 9.2(a) or 9.2(b), and, in order to obtain the payment, the Sellers or the Company commence a suit which results in a final, non-appealable judgment against the Buyer for the payment set forth in this Section 9.2(a) or 9.2(b), the Buyer shall pay the Sellers’ reasonable and documented costs and expenses (including reasonable and documented attorneys’ fees) in connection with such suit.

(d)  Except in the event of willful or intentional breach of this Agreement by the Buyer or actual, knowing and intentional fraud by the Buyer, (i) the Sellers’ and the Sellers’ Representative’s rights to receive (A) the Buyer Termination Fee pursuant to Section 9.2(a) and (B) the Sellers’ Expenses pursuant to Section 9.2(b) shall be the sole and exclusive remedy of the Sellers and the Sellers’ Representative against the Buyer and the Debt

Financing Sources for any Losses suffered as a result of the termination of this Agreement and the resulting failure of the transactions contemplated hereby to be consummated (whether based in contract, tort or otherwise), including without limitation any claim resulting from or relating to any misrepresentation, breach of warranty or failure to perform any covenant or agreement contained in this Agreement, and (ii) upon payment of such amount(s), where applicable, the Buyer and the Debt Financing Sources shall not have any further Liability relating to or arising out of this Agreement or the transactions contemplated hereby (except that the Buyer shall also be obligated with respect to Section 9.2(c) and Section 9.3 and each party may enforce the Confidentiality Agreement).  Except as provided in Section 9.3 and in the event of willful or intentional breach of this Agreement by a Seller or actual, knowing and intentional fraud by a Seller, the Sellers’ Representative or the Company, the Buyer shall have no recourse against any of the Sellers, the Sellers’ Representative or the Company for any Losses suffered as a result of the termination of this Agreement and the resulting failure of the transactions contemplated hereby to be consummated (whether based in contract, tort or otherwise), including without limitation any claim resulting from or relating to any misrepresentation, breach of warranty or failure to perform any covenant or agreement contained in this Agreement (except that the Sellers, the Sellers’ Representative and the Company shall also be obligated with respect to Section 9.3, and each party may, enforce the Confidentiality Agreement).

Section 9.3  Survival After Termination.  If this Agreement is terminated by the parties in accordance with Section 9.1 hereof, this Agreement shall become void and of no further force and effect and there shall be no Liability under this Agreement on the part of any party hereto, except that (a) the provisions of Section 9.2 (Termination Fee; Expenses), this Section 9.3 (Survival After Termination), Section 7.2(b) (Confidential Information), the last sentence of Section 7.15(d) (Buyer’s Financing Obligations) and Article XII (Miscellaneous) shall survive the termination of this Agreement, and (b) nothing herein shall relieve any party from any Liability for any intentional or willful breach of the provisions of this Agreement prior to the termination of this Agreement or for actual, knowing and intentional fraud of such party.

ARTICLE X

INDEMNIFICATION

Section 10.1 Survival.  Each of (i) the representations and warranties of the Sellers contained in Article IV and Section 7.13 (the “Seller Representations”), (ii) the representations and warranties of the Company contained in Article V and Section 7.13 (the “Company Representations”) and (iii) the representations and warranties of the Buyer contained in Article VI and Section 7.13 shall survive the Closing for the Indemnification Period, after which, such representations and warranties shall terminate, subject to any Claims Notice in respect thereof given in accordance with the terms of Section 10.4 prior to the Cut-Off Date.  Except as set forth in Section 12.15, no claim for a breach of any covenant or agreement of the Buyer, the Company or a Seller contained in this Agreement that by its nature is required to be performed at or prior to the Closing may be brought after the Indemnification Period and such covenants shall expire as of the end of the Indemnification Period. All covenants and agreements of the Buyer, the Company and the Sellers contained in this Agreement that by their nature are required to be performed after the Closing shall survive the Closing in accordance with their respective terms.  If any Claims Notice (as defined below) is given in accordance with the terms of Section 10.4 within the survival period provided above (the “Cut-Off Date”), the claims specifically set forth in the Claims Notice shall survive until such time as such claim is finally resolved.  For purposes of this Article X, in determining whether any representation or warranty in this Agreement was true and correct as of any particular date and the amount of any Losses in respect of the failure of any such representation or warranty to be true and correct as of any particular date, any qualification or limitation as to materiality (whether by reference to material, Material Adverse Effect, Buyer Material Adverse Effect or otherwise) contained in such representation or warranty shall be disregarded, other than those such qualifications contained in Sections 5.7(a) (Financial Statements), 5.8(b) (No Undisclosed Liabilities; Absence of Certain Changes or Events), 6.6(a) (Buyer SEC Reports; Financial Statements), and 6.7 (Absence of Certain Changes or Events), which shall not be so disregarded.

Section 10.2  Indemnification by the Sellers; Indemnification by the Buyer.  (a) Subject to the other limitations set forth in this Article X and Article XI in the case of indemnification for Taxes, from and after the Closing Date, each Seller hereby agrees severally (based on its or their respective Adjustment Amount Transaction Percentage) and not jointly or jointly and severally, pursuant to the terms of the Escrow Agreement, to indemnify and hold harmless the Buyer and its Subsidiaries and its and their respective officers, directors, employees and agents (each, a “Buyer Indemnitee”) from and against any and all losses, judgments, settlements, fees, costs, expenses (including reasonable attorneys’ fees), claims, suits, actions and damages (collectively, “Losses”) suffered by or asserted against any of the Buyer Indemnitees arising from, or in connection with:

(i)  the breach by such Seller of any of the Seller Representations made by such Seller;

(ii)  the breach by such Seller of any covenant or agreement made hereunder by the Sellers;

(iii)  the breach by the Company of any of the Company Representations; and

(iv)  the breach by the Company of any covenant or agreement made hereunder by the Company (solely with respect to covenants and agreements to be made or performed by the Company prior to the Closing); and

(v)  the failure of any Optionholder to execute a Joinder Agreement and become a party to this Agreement as contemplated by Section 2.4.

(b)  Subject to the other limitations set forth in this Article X and Article XI in the case of indemnification for Taxes, the Buyer hereby agrees to indemnify and hold harmless the Sellers, each of such Sellers’ respective officers, directors, employees, partners, members and agents, and prior to the Closing, the Company and any Company Subsidiary and their respective officers, directors, employees, partners, members and agents (each, a “Seller Indemnitee”, and together with the Buyer Indemnitees, the “Indemnitees”

and each an “Indemnitee”), from and against any and all Losses suffered by or asserted against any of the Seller Indemnitees arising from or in connection with:

(i)  the breach by the Buyer of any representation or warranty of the Buyer in this Agreement; and

(ii)  the breach by the Buyer of any covenant or agreement made by the Buyer in this Agreement.

Section 10.3  Limitations on Indemnification.  (a) In no event shall the cumulative indemnification obligations of the Sellers under Sections 10.2(a) and 11.3, on the one hand, or the Buyer under Section 10.2(b), on the other hand, in the aggregate exceed the Escrow Amount (the “Cap”).

(b)  Notwithstanding anything in this Agreement to the contrary, no indemnification claims for Losses shall be asserted by the Seller Indemnitees or the Buyer Indemnitees, respectively, under Article X for breaches of representations and warranties unless the aggregate amount of Losses that would otherwise be payable under Section 10.2(a)(i), 10.2(a)(iii), or Section 10.2(b)(i), respectively, exceed an amount equal to $3,750,000 (the “Deductible Amount”), whereupon the Seller Indemnitee or the Buyer Indemnitee, as the case may be, shall be entitled to receive only amounts for Losses in excess of the Deductible Amount up to the Cap; provided, that any and all breaches of the Specified Representations shall not be subject to the Deductible Amount, but instead shall be recoverable from “dollar one”.  If any claims for indemnification by the Seller Indemnitees or the Buyer Indemnitees relating to any single matter or series of related or similar matters that is indemnifiable under Section 10.2(a)(i) or 10.2(a)(iii), or Section 10.2(b)(i) or 11.3, respectively, results in aggregate Losses to the Seller Indemnitees or the Buyer Indemnitees, as the case may be, that do not exceed $50,000, such Losses shall not be eligible for indemnification under this Article X or Article XI, and shall not be considered in the calculation of Deductible Amount; provided, that any and all breaches of the Specified Representations shall not be subject to the provisions of this sentence.

(c)  The cumulative indemnification obligations of the Sellers under this Article X and Article XI shall be recoverable solely and exclusively from the Escrow Fund (as shall be reduced from time to time in accordance with the Escrow Agreement and to reflect payments, if any, made from time to time from the Escrow Fund in accordance with the terms and conditions of the Escrow Agreement).  No claims for indemnification may be made after the Indemnification Period.  The limitations described above in this Section 10.3 shall not apply to Losses arising from or in connection with any breach of Section 7.11 or 12.15.

(d)  Under no circumstances shall any Indemnitee be entitled to be indemnified pursuant to this Article X or Article XI or otherwise liable hereunder or otherwise, for any special, consequential, punitive, indirect or exemplary damages (including lost or anticipated revenues or profits or loss in stockholder value in respect of the Buyer Common Stock following the Closing (it being understood and agreed that the facts and circumstances giving rise to any such loss in stockholder value may be subject to indemnification pursuant to Section 10.2(b), and may be taken into account in determining the amount of any indemnifiable Loss thereunder)) (except to the extent included in a Third Party Claim).  The party seeking indemnification under this Article X or Article XI shall use its commercially reasonable efforts to mitigate any Loss which forms the basis of an indemnification claim hereunder, including by seeking and pursuing any available insurance coverage or other claims against third parties that such Indemnitees may have in respect of such Losses.  The amount of (i) insurance proceeds or other recoveries actually received by the Indemnitees in respect of such Losses, less the related reasonable out-of-pocket fees and expenses incurred by such Indemnitees in recovering such amounts, and (ii) any Tax benefit actually recognized by any Indemnitee, any of its Affiliates or any consolidated, combined or unitary group of which any such Indemnitee or Affiliate is a member (collectively, the “Indemnitee Parties”) in connection with the accrual, incurrence or payment of such Losses, or any correlative adjustment that makes allowable to any such Indemnitee Party any deduction, amortization, exclusion from income or other allowance, shall reduce the Losses that such Indemnitees may recover under this Article X and Article XI.  If the Indemnitees receive any such net amounts or recognize any such Tax benefits subsequent to an indemnification payment by the Indemnitors in respect of such Losses, then such Indemnitees shall promptly reimburse the Indemnitors for any payment made or expense incurred by such Indemnitors in connection with providing such indemnification payment up to the above net amounts so received and the Tax benefits so recognized by the Indemnitees.  Additionally, the amount of any Losses for which indemnification is provided under this Agreement shall be increased by the amount of any Tax cost actually realized by the Indemnitee Parties as a result of the receipt or accrual of the indemnification payment.  In determining the amount of any net Tax benefit or Tax cost, as applicable, the Indemnitee Parties shall be deemed to realize all other items of income, gain, loss, deduction or credit before realizing any items arising from the receipt of any indemnity payment hereunder or the incurrence or payment of any indemnified Loss.  An Indemnitee Party shall be deemed to have “actually realized” a net Tax benefit or Tax cost, as the case may be, to the extent that and at such time as the amount of Taxes payable by such Indemnitee Party is increased above or reduced below, as the case may be, the amount of Taxes that such Indemnitee Party would be required to pay but for the receipt or accrual of the indemnity payment or the incurrence or payment of such indemnified amount, as the case may be.

(e)  No party hereto shall be obligated to indemnify any other Person with respect to (i) any representation, warranty, covenant or condition specifically waived in writing by the other party on or prior to the Closing, (ii) any Losses with respect to any matter if such matter was included in the calculation of the Final Working Capital or (iii) for any Losses for which a Claims Notice was not duly delivered prior to the Cut-Off Date.

(f)  Notwithstanding anything to the contrary contained herein, (i) none of the limitations on the indemnification obligations of the parties hereto shall apply to claims based on bad faith, willful misconduct or of actual, knowing and intentional fraud and (ii) the indemnification obligations of the Sellers with respect to the representations and warranties of the Company and the Sellers contained herein shall not be affected by any investigation conducted for or on behalf of, or any knowledge possessed or acquired at any time by, the Buyer or its Affiliates, employees, or Representatives concerning any circumstance, action, omission or event relating to the accuracy or performance of any representation, warranty, covenant or obligation with respect thereto.

Section 10.4  Indemnification Claim Process.  (a) All claims for indemnification by either a Seller Indemnitee or a Buyer Indemnitee under this Article X shall be asserted and resolved in accordance with the procedures provided in the Escrow Agreement and Sections 10.4 and 10.5.

(b)  If a Buyer Indemnitee intends to seek indemnification pursuant to this Article X, the Buyer Indemnitee shall promptly notify the Sellers’ Representative in writing of such claim, describing such claim in reasonable detail and the amount or estimated amount of such Losses (the “Claims Notice”); provided that subject to Section 10.3(e), the failure of the Buyer Indemnitee to promptly notify Sellers’ Representative shall not relieve the Sellers from Liability for such claims except and only to the extent that the Sellers were actually prejudiced by such delay.

(c)  If a Seller Indemnitee intends to seek indemnification pursuant to this Article X, the Seller Indemnitee shall promptly deliver a Claims Notice to the Buyer; provided that subject to Section 10.3(e), the failure of a Seller Indemnitee to promptly notify the Buyer shall not relieve the Buyer from Liability for such claims except and only to the extent that the Sellers were actually prejudiced by such delay.

(d)  The Indemnitor shall have twenty-five (25) calendar days from the date on which the Indemnitor received the Claims Notice to notify the Indemnitee in writing that the Indemnitor desires to assume the defense or prosecution of the Third Party Claim and any litigation resulting therefrom with counsel of its choice.  If a Third-Party Claim is made against an Indemnitee, the Indemnitor will be entitled to participate in the defense thereof and, if it so chooses, to assume the defense thereof with counsel selected by the Indemnitor and reasonably satisfactory to the Indemnitee.  Should the Indemnitor so elect to assume the defense of a Third-Party Claim, the Indemnitor will not be liable to the Indemnitee for legal expenses subsequently incurred by the Indemnitee in connection with the defense thereof, unless, in the written opinion of counsel for the Indemnitee, the Third-Party Claim involves potential conflicts of interest or substantially different defenses for the Indemnitee and the Indemnitor, in which case the Indemnitor will be liable to the Indemnitee for the expenses of one counsel and, if necessary, local counsel.  If the Indemnitor assumes such defense, the Indemnitee shall have the right to participate in defense thereof and to employ counsel, at its own expense (except as provided in the immediately preceding sentence), separate from the counsel employed by the Indemnitor.  The Indemnitor shall be liable for the fees and expenses of one counsel and, if necessary, local counsel, employed by the Indemnitee for any period during which the Indemnitor has not assumed the defense thereof and as otherwise contemplated by the two immediately preceding sentences.  If the Indemnitor chooses to defend any Third-Party Claim, the other party shall cooperate in the defense or prosecution thereof.  Such cooperation shall include the retention and (upon the Indemnitor’s request) the provision to the Indemnitor of records and information that are reasonably relevant to such Third-Party Claim, and the use of reasonable efforts to make employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder.  Whether or not the Indemnitor shall have assumed the defense of a

Third-Party Claim, the Indemnitee shall not admit any Liability with respect to, or settle, compromise or discharge, such Third-Party Claim without the Indemnitor’s prior written consent (which consent shall not be unreasonably withheld or delayed).  The Indemnitor may pay, settle or compromise a Third-Party Claim without the written consent of the Indemnitee, so long as such settlement includes (i) an unconditional release of the Indemnitee from all Liability in respect of such Third-Party Claim; (ii) does not subject the Indemnitee to any criminal liability or injunctive relief or other equitable remedy; and (iii) does not include a statement or admission of fault, culpability or failure to act by or on behalf of any Indemnitee.

(e)  Subject to the provisions of Section 10.4(d)(i) and 10.4(d)(ii), if the Indemnitor does not assume the defense of such Third Party Claim within twenty-five (25) calendar days of receipt of the Claims Notice, the Indemnitee will be entitled to assume such defense, at the Indemnitor’s cost and expense (but subject to the limitations set forth in Section 10.4(d)) upon delivery of written notice to such effect to the Indemnitor at any time after such 25 calendar day period.

(f)  The Buyer Indemnitee shall, and shall cause the Company and each Company Subsidiary to, provide reasonable cooperation with the Sellers’ Representative in all aspects of any investigation, defense, pretrial activities, trial, compromise, settlement or discharge of any claim in respect of which a Buyer Indemnitee is seeking indemnification pursuant to this Article X that the Sellers’ Representative has elected to control, including, but not limited to, by providing the Sellers’ Representative with reasonable access to books, records, employees and officers (including as witnesses) of the Company and each Company Subsidiary.

Section 10.5  Indemnification Procedures for Non-Third Party Claims.  The Indemnitee will deliver a Claims Notice to the Indemnitor promptly upon its discovery of any matter for which the Indemnitor may be liable to the Indemnitee hereunder that does not involve a Third Party Claim; provided that subject to Section 10.3(e), the failure of the Buyer Indemnitee to promptly notify Sellers’ Representative shall not relieve the Sellers from Liability for such claims except and only to the extent that the Sellers were actually prejudiced by such delay.  The Indemnitee shall reasonably cooperate and assist the Indemnitor in determining the validity of any claim for indemnity by the Indemnitee and in otherwise resolving such matters.  Such assistance and cooperation shall include providing reasonable access to and copies of information, records and documents relating to such matters, furnishing employees to assist in the investigation, defense and resolution of such matters and providing legal and business assistance with respect to such matters.

Section 10.6      Release of Escrow Fund.  Within five Business Days following the end of the Indemnification Period, the Buyer and the Sellers’ Representative shall, in accordance with the Escrow Agreement, cause the Escrow Agent (including by delivering joint written instructions to the Escrow Agent) to release to the Sellers’ Representative (on behalf of the Sellers) an amount equal to the excess of (i) the then remaining Escrow Amount minus (ii) the aggregate amount of Losses for which any claims for indemnification properly were made against the Escrow Fund prior to such date in accordance herewith and not yet resolved.  Any amounts so retained in the Escrow Fund shall be held and released in accordance with the terms of the Escrow Agreement.

ARTICLE XI

TAX MATTERS

Section 11.1  Tax Return Filings.  (a) Subject to Section 11.1(b)-(e) below, the Sellers’ Representative shall timely prepare and file (or cause to be timely prepared and filed) with the relevant Taxing Authority any Covered Tax Return the due date for filing of which (determined taking into account any available extensions) is on or before the Closing Date (“Pre-Closing Covered Tax Returns”), and the Buyer shall timely prepare and file (or cause to be prepared and filed) with the relevant Taxing Authority any Covered Tax Return the due date for the filing of which (determined taking into account any available extensions) is after the Closing Date (“Post-Closing Covered Tax Returns”); provided, however, that all such Covered Tax Returns shall be prepared on a basis consistent with the past practices of the Company and the Company Subsidiaries, unless otherwise required by applicable Law; and provided, further, however, that any Covered Tax Return that is otherwise required to be filed for a Straddle Period shall, to the extent permitted by applicable Law, be filed on the basis that the relevant taxable period ended as of the close of business on the Closing Date.

(b)  In the case of any Pre-Closing Covered Tax Return relating to income Tax or another material Tax, the Sellers’ Representative shall provide the Buyer with a copy of each such Tax Return at least thirty (30) calendar days before such Pre-Closing Covered Tax Return is required to be filed under applicable Law, and no such Pre-Closing Covered Tax Return shall be filed without the Buyer’s prior written consent, which consent may only be withheld if the Buyer reasonably determines that (i) such Pre-Closing Covered Tax Return, if filed as prepared by the Sellers’ Representative, would not be prepared on a basis consistent with the past practices of the Company and the Company Subsidiaries, or (ii) the likelihood of any material position reflected on such Pre-Closing Covered Tax Return being upheld in a Tax proceeding is not greater than 50% or such higher standard as may be required under applicable law to avoid the imposition of penalties or to avoid disclosure, including on Schedule UTP (Uncertain Tax Position) or pursuant to FIN 48; provided that the Buyer shall be deemed to have agreed to any such draft Pre-Closing Covered Tax Return unless the Buyer notifies the Sellers Representative in writing of any objections thereto (any such objection, a “Buyer Objection”) within ten (10) calendar days of receipt of the applicable Pre-Closing Covered Tax Return.

(c)  In the case of any Post-Closing Covered Tax Return, the Buyer shall provide the Sellers’ Representative with a draft of any such Post-Closing Covered Tax Return at least sixty (60) calendar days before such Post-Closing Covered Tax Return is required to be filed under applicable Law (taking into account any available extensions) and no such Post-Closing Covered Tax Return shall be filed without the prior written consent of the Sellers’ Representative, which consent may only be withheld if the Sellers’ Representative reasonably determines that (i) such Post-Closing Covered Tax Return, if filed as prepared by the Buyer, would not be prepared on a basis consistent with the past practices of the Company and the Company Subsidiaries or (ii) the likelihood of any material position reflected on such Post-Closing Covered Tax Return being upheld in a Tax proceeding is not greater than 50% or such higher standard as may be required under applicable law to avoid the imposition of penalties or to avoid disclosure, including on Schedule UTP (Uncertain Tax Position) or pursuant to FIN 48; provided, that the Sellers’ Representative shall be deemed to have agreed to such draft Tax Return unless the Sellers’ Representative notifies the Buyer in writing of any objections thereto (any such objection, a “Seller Objection”) within thirty (30) calendar days of receipt of the applicable Post-Closing Covered Tax Return.

(d)  In the event of either a timely Buyer Objection or a timely Seller Objection, the parties shall negotiate in good faith to resolve the disputed items within the following eight (8) calendar days in the case of any Buyer Objection and within the following ten (10) calendar days in the case of any Seller Objection.  If the parties do not resolve all disputed items within such 8-calendar day period or such 10-calendar day period, as applicable, the parties shall jointly appoint a senior tax partner in an Accounting Firm (which tax partner shall be regarded for these purposes as an Accounting Firm) on the next Business Day to resolve all disputed issues at least three (3) calendar days before the applicable Pre-Closing Covered Tax Return is required to be filed under applicable Law (taking into account any available extensions) or at least five (5) calendar days before the applicable Post-Closing Covered Tax Return is required to be filed under applicable Law (taking into account any available extensions), as applicable; provided that the Accounting Firm’s review shall be limited to the issues submitted by the parties, and the fees and expenses of the Accounting Firm shall be borne equally by the Sellers, on the one hand, and the Buyer, on the other hand.

(e)  After any Covered Tax Return is completed in accordance with this Section 11.1, the Sellers shall timely pay (or cause to be timely paid) to the relevant Taxing Authority all Taxes due in connection with the filing of any Pre-Closing Covered Tax Returns, and the Buyer shall timely pay (or cause to be timely paid) to the relevant Taxing Authority all Taxes due in connection with the filing of any Post-Closing Covered Tax Returns; provided that, after the Closing Date, the Sellers’ Representative shall, at least three (3) calendar days before the date on which any such Post-Closing Covered Tax Return is required to be filed under applicable Law (taking into account any available extensions), pay to the Buyer the full amount of Taxes owing with respect to such Covered Tax Return (in the case of a taxable period ending on or before the Closing Date) or the Sellers’ allocable share of the Taxes owing with respect to such Covered Tax Return as determined pursuant to Section 11.2 (in the case of a Straddle Period).

Section 11.2  Straddle Period.   To the extent applicable Law does not permit the Company or any Company Subsidiary, as applicable, to treat a relevant taxable period as ending on the Closing Date, the parties agree to use the following conventions for determining the allocation of Taxes for the resulting Straddle Period:  (a) real, personal and intangible property Taxes (“Property Taxes”) of the Company and each Company Subsidiary for the Pre-Closing Tax Period shall equal the Property Taxes for such Straddle Period multiplied by a fraction, the numerator of which is the number of calendar days during the Straddle Period that are in the Pre-Closing Tax Period and the denominator of which is the number of calendar days in the Straddle Period; and (b) all Taxes of the Company and each

Company Subsidiary other than Property Taxes shall be computed for the Pre-Closing Tax Period as if the entire Straddle Period ended as of the close of business on the Closing Date.

Section 11.3  Tax Indemnification.   Subject to the provisions of Article X and Section 11.4 below, each Seller hereby agrees to indemnify and hold harmless the Buyer Indemnitees from and against, on an after-Tax basis, any and all Excluded Taxes; provided that the Sellers’ indemnification obligations for Excluded Taxes shall be allocated among the Sellers in a manner consistent with the allocation of the Sellers’ indemnification obligations under Section 10.2(a).  Any indemnification amount required to be paid pursuant to this Article XI shall be paid within ten (10) calendar days after the indemnified party makes written demand upon the indemnifying party, but in no case earlier than five (5) Business Days prior to the date on which the relevant Taxes are required to be paid to the relevant Taxing Authority (including as estimated Tax payments).

Section 11.4  Tax Claims.  During the Indemnification Period, the Buyer shall promptly notify the Sellers’ Representative in writing of the commencement of any Tax audit or administrative or judicial proceeding or of any proposed assessment against or demand or claim on any Buyer Indemnitee (including, after the Closing, the Company or any Company Subsidiary) which, if determined adversely to the taxpayer or after the lapse of time, might result in an indemnity payment to any Buyer Indemnitee pursuant to Section 11.3 (a “Tax Claim”); provided, however, that the Buyer’s failure to give notice of a Tax Claim to the Sellers’ Representative within a sufficient period of time and in reasonably sufficient detail to allow the Sellers to effectively contest such Tax Claim shall affect the Liability of the Sellers to any Buyer Indemnitee only to the extent that the Sellers’ position is materially prejudiced as a result thereof.  The Sellers shall control all proceedings with respect to any Tax Claim relating solely to Taxes of the Company or any Company Subsidiary for a taxable period ending on or before the Closing Date; provided, however, that (a) the Buyer and counsel of its own choosing shall have the right to participate fully in all aspects of the prosecution, defense and settlement of such Tax Claim, and (b) the Sellers shall not settle any such Tax Claim without the prior written consent of Buyer (which shall not be unreasonably withheld, delayed or conditioned).  The Sellers, on the one hand, and the Buyer, on the other hand, shall jointly control all proceedings taken in connection with any Tax Claim relating solely to Taxes of the Company or any Company Subsidiary for a Straddle Period, and neither party shall settle any such Tax Claim without the prior written consent of the other party (which shall not be unreasonably withheld, delayed or conditioned).  The Buyer shall control all other proceedings with respect to Taxes of the Company or any Company Subsidiary.

Section 11.5  Transfer Taxes.  The Sellers, on the one hand, and the Buyer, on the other hand, shall each be liable for 50% of any Transfer Taxes.  Except as otherwise required by applicable Law, the Buyer shall prepare and file all Tax Returns with respect to Transfer Taxes.  The parties shall cooperate in the preparation and filing of all such Tax Returns, and in obtaining any available exemptions or refunds with respect thereto.

Section 11.6  Tax Sharing Agreements.  Any and all existing Tax allocation, sharing, indemnity or other similar agreement, arrangement, understanding or practice with respect to Taxes between the Company or any Company Subsidiary, on the one hand, and any Seller or Affiliate thereof (other than the Company or any Company Subsidiary), on the other hand, will be terminated as of the Closing Date, and, after the Closing, none of the Company, any Company Subsidiary or any Seller or Affiliate thereof will have any further rights or liabilities thereunder.

Section 11.7  Tax Return Amendments.  During the Indemnification Period, unless required by applicable Law, the Buyer shall not, and shall not allow the Company or any Company Subsidiary to, amend, modify or otherwise change any Tax Returns of the Company or any Company Subsidiary for any taxable period that begins prior to the Closing Date without the prior written consent of the Sellers’ Representative, which consent shall not be unreasonably withheld, delayed or conditioned (it being understood that it would not be unreasonable to withhold any such consent if such amendment, modification or change could reasonably be expected to cause the Sellers to incur a Tax indemnity obligation under Section 11.3).

Section 11.8  Tax Refunds.  During the Indemnification Period, any refund of Taxes (or any credit against future Taxes in lieu of a refund) relating to the Company or any Company Subsidiary (a “Tax Refund”) that is attributable to a taxable period which ends on or before the Closing Date (other than any such amount that is attributable to the carryback from a Post-Closing Tax Period (including the portion of a Straddle Period that begins on the date after the Closing Date) of Tax items of the Company or any Company Subsidiary) shall be credited to the Sellers.  The Buyer shall be entitled to all other Tax Refunds relating to the Company or any Company Subsidiary; provided, however, during the Indemnification Period, Tax Refunds attributable to Straddle Periods shall be calculated and allocated between the parties in a manner consistent with the provisions of Section 11.2.  The Buyer, on the one hand, and the Sellers, on the other hand, shall promptly pay (or cause to be paid) to the other party any Tax Refund or portion thereof, and the relevant portion of any interest, actually received to the extent that such other party is entitled under this Section 11.8 to such Tax Refund or portion thereof and, if applicable, interest; provided, however, that any such payment shall be net of any Tax cost to the payor party attributable to the receipt of such Tax Refund (or related interest) and/or the payment of such amounts to the payee party.  In connection with the foregoing, during the Indemnification Period, the Buyer, at the Sellers’ sole expense, shall promptly comply, or shall cause the Company, any Company Subsidiary or applicable Affiliate to promptly comply, with the written request of the Sellers’ Representative to claim a Tax Refund, or file an amended Tax Return claiming a Tax Refund, unless the Buyer reasonably determines that such action would not be supported by applicable Law or would result in adverse Tax consequences to Buyer or any Affiliate thereof (including the Company or any Company Subsidiary) in a Post-Closing Tax Period.  If, subsequent to a Taxing Authority’s allowance of a Tax Refund, such Taxing Authority reduces or eliminates such Tax Refund, such Tax Refund or the relevant portion thereof, plus any interest received thereon, previously forwarded or reimbursed under this Section 11.8 shall be returned, promptly upon request, to the party which had previously forwarded or reimbursed such amount.

Section 11.9  Cooperation.  The parties shall reasonably cooperate, and shall cause their respective Affiliates, officers, employees, agents, auditors and representatives reasonably to cooperate, with respect to all Tax matters of the Company or any Company Subsidiary, including in preparing and filing all Tax Returns and resolving all Tax Claims and any other audits, investigations, proceedings or other disputes with respect to Taxes.  The parties shall maintain and make available to each other all records reasonably necessary in connection with their obligations under the preceding sentence.

Section 11.10  Treatment of Indemnity Payments.  The parties agree to treat any indemnity payment made under this Agreement, for all income Tax purposes, as an adjustment to purchase price, except to the extent otherwise required pursuant to a Final Determination.

ARTICLE XII

MISCELLANEOUS

Section 12.1  Expenses; Representation.  Except as expressly provided herein, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such costs and expenses.  The Buyer hereby agrees that following the Closing, Ropes & Gray LLP may act as legal counsel to the Sellers and Sellers’ Representative in connection with any dispute arising in connection with the transactions contemplated under this Agreement and immediately following the Closing, Buyer shall cause the Company and the Company Subsidiaries to acknowledge such agreement in writing.

Section 12.2  Amendment.  This Agreement may not be amended except by an instrument in writing signed by the Buyer, the Company and the Sellers’ Representative.

Section 12.3  Entire Agreement.  This Agreement including the Schedules and Exhibits attached hereto which are deemed for all purposes to be part of this Agreement, and the other documents, delivered pursuant to this Agreement and the Confidentiality Agreement, contain all of the terms, conditions and representations and warranties agreed upon or made by the parties relating to the subject matter of this Agreement and the businesses and operations of the Company and supersede all prior and contemporaneous agreements, negotiations, correspondence, undertakings and communications of the parties or their Representatives, oral or written, respecting such subject matter.

Section 12.4  Headings.  The headings contained in this Agreement are intended solely for convenience and shall not affect the rights of the parties to this Agreement.

Section 12.5  Notices.  Any notice or other communication required or permitted under this Agreement shall be deemed to have been duly given and made (i) on the date so delivered (or, if not a Business Day, on the next following Business Day), if delivered in writing and served by personal delivery upon the party for whom it is intended, (ii) on the date so delivered (or, if not a Business Day, on the next following Business Day), if delivered by telecopier with receipt confirmed, or (iii) one (1) Business Day after the date so delivered (or, if not a Business Day, on the next following Business Day), if delivered by overnight Federal Express or other overnight mail service, postage prepaid, return receipt requested to the party at the address set forth below, with copies sent to the Persons indicated:

If, to any Seller or, prior to the Closing, the Company or the Company Subsidiary:

Avista Capital Holdings, LP 65 East 55th Street, 18th Floor New York, New York 10022 Attention: David Burgstahler and Ben Silbert Telecopier: (212) 593-6918

With a copy (which shall not constitute notice) to:

Ropes & Gray LLP Prudential Tower, 800 Boylston Street Boston, MA 02199-3600 Attention: Craig E. Marcus Telecopier: (617) 235-0514

If to the Buyer or, after the Closing, to the Company or the Company Subsidiary:

AngioDynamics, Inc. 14 Plaza Drive Latham, New York 12110 Attention: Stephen A. Trowbridge, Vice President and General Counsel Telecopier: (518) 795-1401

With a copy (which shall not constitute notice) to:

Cadwalader, Wickersham & Taft LLP One World Financial Center New York, New York 10281 Attention: William P. Mills Telecopier: (212) 504-6666

Such addresses may be changed, from time to time, by means of a notice given in the manner provided in this Section 12.5.

Section 12.6  Waiver.  Waivers under this Agreement are only valid and binding if in writing and duly executed by the party against whom enforcement of the waiver is sought (or in the case of the Sellers, executed by the Sellers’ Representative).  Waivers waive only the specific matter described in the written waiver and do not impair the rights of the party granting the waiver in other respects or at other times.  A party’s waiver of a breach of any provision of this Agreement, or failure (on one or more occasions) to enforce a provision of, or to exercise a right under, this Agreement, will not constitute a continuing waiver of the same or of a similar breach, or of such provision or right at another time or in another context.

Section 12.7  Binding Effect; Assignment.  This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their permitted successors and assigns.  No party to this Agreement may assign or delegate, by operation of law or otherwise, all or any portion of its rights, obligations or Liabilities under this Agreement without the prior written consent of the other parties to this Agreement, which any such party may withhold in its absolute discretion, except that without such consent, the Buyer may assign any of its rights hereunder to one or more of its wholly-owned Affiliates; provided, that Buyer will remain liable for all of its obligations hereunder.  Any purported assignment without such prior written consents shall be void.

Section 12.8  No Third Party Beneficiary.  Nothing in this Agreement shall confer any rights, remedies or claims upon any Person or entity not a party or a permitted assignee of a party to this Agreement, except (a) as set forth in Section 7.11, Section 10.2, Section 11.3 and this Section 12.8 and the Sellers’ Representative shall be entitled to the benefits of, and as contemplated by Section 2.6, shall be entitled to enforce the provisions of this Agreement for the benefit of, the Sellers and (b) Section 9.2(d), this Section 12.8 and Sections 12.11, 12.12 and 12.15 shall inure to the benefit of the Debt Financing Sources all of whom are intended to be third-party beneficiaries thereof (and those Sections shall not be amended or otherwise modified so as to adversely affect such Debt Financing Sources without the prior written consent of such Debt Financing Sources).

Section 12.9  Counterparts.  This Agreement may be executed by original, facsimile, PDF or electronic signature, and in two or more several counterparts, each of which shall be deemed an original and all of which shall together constitute one and the same instrument.

Section 12.10  Governing Law and Jurisdiction.  This Agreement and any claim or controversy hereunder shall be governed by and construed in accordance with the laws of the State of New York without giving effect to the principles of conflict of laws thereof.

Section 12.11  Consent to Jurisdiction.  Any legal action, suit or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby may only be instituted in any state or federal court in the New York, New York, and each party waives any objection which such party may now or hereafter have to the laying of the venue of any such action, suit or proceeding, and irrevocably submits to the jurisdiction of any such court in any such action, suit or proceeding.  Each of the parties hereto agrees that it will not bring or support any action, cause of action, claim, cross-claim or third-party claim of any kind or description, whether in Law or in equity, whether in contract or in tort or otherwise, against any of the Debt Financing Sources in any way relating to this Agreement or any of the transactions contemplated by this Agreement, including, but not limited to any dispute arising out of or relating in any way to the Commitment Letter or the performance thereof, in any forum other than the federal and New York State courts located in the City of New York, Borough of Manhattan (and appellate courts thereof).

Section 12.12  Waiver of Jury Trial.  EACH PARTY HERETO HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN ANY LEGAL PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED (WHETHER BASED ON CONTRACT, TORT OR ANY OTHER THEORY).  EACH PARTY HERETO (A) CERTIFIES THAT NO

REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION.

Section 12.13  Specific Performance.  Except as otherwise provided in Section 9.2, the parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed by the Buyer, the Sellers or the Company in accordance with the terms hereof or were otherwise breached by the Buyer, the Sellers or the Company.  Except as otherwise provided in Section 9.2, the parties further agree that each of the Buyer and the Sellers shall be entitled to an injunction or injunctions without the necessity of posting a bond to prevent breaches of the provisions hereof and to specific performance of the terms hereof, in addition to any other remedy at law or equity.

Section 12.14  Severability.  If any term, provision, agreement, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, agreements, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party hereto.  Upon such a determination, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a reasonably acceptable manner so that the transactions contemplated hereby may be consummated as originally contemplated to the fullest extent possible.

Section 12.15  Remedies.  Notwithstanding anything contained in this Agreement to the contrary, (i) prior to the Closing, the rights set forth in Section 12.13 and Article IX, and (ii) from and after the Closing, the rights set forth in Section 2.3, Section 12.13, Article X, Article XI and the Escrow Agreement, all of which are subject to the terms, limitations and restrictions of Section 2.3, Section 12.13, Article X, Article XI and the Escrow Agreement, respectively, shall in each case be the sole and exclusive remedies of the parties for any and all claims arising out of or related to this Agreement or the transactions contemplated hereby, including claims based on any breach of a representation, warranty, covenant or agreement under this Agreement (which claims from and after the Closing shall be satisfied solely from the Escrow Amount and on the date that the Escrow Amount held in the Escrow Account is reduced to zero, the Buyer Indemnitees shall have no further rights to indemnification under Article X or Article XI), except, in the case of clause (ii), that the foregoing shall not limit any party’s right to seek any remedies for monetary damages against another party to this Agreement for such other party’s actual, knowing and intentional fraud or willful misconduct, and no Person will have any other entitlement, remedy or recourse, whether in contract, tort or otherwise, it being agreed that all of such other remedies, entitlements and recourse are expressly waived and released by the Parties to the fullest extent permitted by applicable Law.  From and after the Closing, except (i) in the case of actual, knowing and intentional fraud or willful misconduct of a party to this Agreement, (ii) to the extent any other remedy may be provided by applicable Law and such other remedy may not, under applicable Law, be waived or otherwise limited or excluded by agreement and (iii) as set forth in Section 2.3, Section 12.13, Article X, Article XI and the Escrow Agreement, no party to this Agreement shall assert, and each party to this Agreement shall cause its Subsidiaries (including, without limitation, after the Closing, with respect to the Buyer, the Company and its Subsidiaries) and Affiliates and all Buyer Indemnitees, in the case of the Buyer, and Seller Indemnitees, in the case of the Sellers, under this Agreement not to assert, any claim against any other party to this Agreement or any of its Affiliates or any of their respective direct or indirect partners, directors, officers, employees, stockholders, attorneys, representatives or controlling persons, or seek to hold any party or any such Persons liable, in respect of any claim relating to this Agreement or any of the transactions contemplated hereby and shall indemnify and hold harmless such parties and such Persons against all such claims.  Notwithstanding anything in this Agreement to the contrary, (i) no party hereto shall be deemed to have waived any claim, which cannot be waived under applicable Law, and (ii) nothing shall limit the liability of any Seller in connection with any actions taken by such Seller after the Closing or in respect of the Stockholders Agreement or any employment agreement, confidentiality agreement, non-competition agreement or other contract, agreement or document to which such Seller and the Company (or any Company Subsidiary) are parties and which continue in force and effect after the Closing.  The provisions of this Section 12.15 and the limited remedies provided in Section 2.3, Section 12.13, Article X and Article XI were specifically bargained for by the parties hereto and were taken into account by the parties hereto in arriving at the terms and conditions of this Agreement, including the consideration payable to the Sellers hereunder. The Company and the Sellers have specifically relied upon the provisions of this Section 12.15 and the limited remedies provided in Section 2.3, Section 12.13, Article X and Article XI in agreeing to the terms and conditions of this Agreement, including the consideration payable to the Sellers hereunder.  For the avoidance of doubt, each representation, warranty or agreement made by a Seller under this Agreement is made on a several basis solely as to such Seller (and not jointly with the Company or any other Seller).

Section 12.16  Disclosure Schedules.  The Disclosure Schedules qualify the representations, warranties, covenants, and agreements of each of the Sellers, the Company and the Buyer, as if the Disclosure Schedules were fully incorporated into, and made a part of, the Agreement.  Each item specifically disclosed in the Disclosure Schedules shall constitute an exception to the correspondingly number Section of the representation, warranty, covenant, and agreement that references such item in the Disclosure Schedules and also shall be deemed to be disclosure with respect to all other representations, warranties, covenants, and agreements to the extent that the relevance of the disclosed information to such other representations, warranties, covenants, and agreements is reasonably apparent on its face, notwithstanding the presence or absence of an appropriate Section of the Disclosure Schedules with respect to such other representations, warranties, covenants, and agreements or an appropriate cross-reference thereto.  The mere inclusion of an item on the Disclosure Schedules as an exception to a representation or warranty will not be deemed an admission or acknowledgment, in and of itself, and solely by virtue of the inclusion of such item on the Disclosure Schedules, that (a) such item is required to be listed on the Disclosure Schedules, (b) such item (or any non-disclosed item or information of comparable or greater significance) represents a material exception or fact, event, or circumstance, (c) such item has had, or is expected to result in, a Material Adverse Effect or a Buyer Material Adverse Effect, or (d) such item actually constitutes noncompliance with, or a violation of, any applicable Law, Permit, or Contract, or other topic to which such disclosure is applicable.

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IN WITNESS WHEREOF, the parties hereto have executed and delivered this Agreement as of the date first above written.

BUYER:	ANGIODYNAMICS, INC.

	By:	/s/ Joseph M. DeVivo
Name: Joseph M. DeVivo
Title: President and Chief Executive Officer

[Signature Page to Stock Purchase Agreement]

COMPANY:	NM HOLDING COMPANY, INC.

	By:	/s/ Ron Sparks
Name: Ron Sparks
Title: Chief Executive Officer, President and Secretary

[Signature Page to Stock Purchase Agreement]

SELLERS:	AVISTA CAPTIAL PARTNERS, L.P.

	By:	Avista Capital Partners GP, LLC, its General Partner

	By:	/s/ Ben Silbert
Name: Ben Silbert
Title: Authorized Signatory

AVISTA CAPITAL PARTNERS (OFFSHORE), LP

By:	Avista Capital Partners GP, LLC, its General Partner

By:	/s/ Ben Silbert
Name: Ben Silbert
Title: Authorized Signatory

NAVILYST MEDICAL CO-INVEST, LLC

By:	Avista Capital Partners GP, LLC, its Manager

By:	/s/ Ben Silbert
Name: Ben Silbert
Title: Authorized Signatory

[Signature Page to Stock Purchase Agreement]

/s/ Ron Sparks
Ron Sparks

[Signature Page to Stock Purchase Agreement]

/s/ Patrick O’Neill
Patrick O’Neill

[Signature Page to Stock Purchase Agreement]

SELLERS’ REPRESENTATIVE:	SOLELY WITH RESPECT TO, AND AS SPECIFIED IN, SECTION 2.6 AND ARTICLE XII IN ITS CAPACITY AS SELLERS’ REPRESENTATIVE

AVISTA CAPITAL PARTNERS GP, LLC

	By:	/s/ Ben Silbert
Name: Ben Silbert
Title: Authorized Signatory

[Signature Page to Stock Purchase Agreement]